CTM MEDIA HOLDINGS, INC.
11 Largo Drive South
Stamford, Connecticut 06907

September 4, 2009

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3720
Washington, D.C. 20549
Attention:    Larry Spirgel
                     Assistant Director

Re: CTM Media Holdings, Inc.
Registration Statement on Form 10-12G
Filed on July 7, 2009
File No. 000-53718

Dear Mr. Spirgel:

           CTM Media Holdings, Inc., a Delaware corporation (the “Company” or “we”), has today filed with the Securities and Exchange Commission (the “Commission”), pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Amendment No. 4 (the “Amendment”) to its Registration Statement on Form 10-12G filed July 7, 2009 (as amended, the “Registration Statement”).

           We are writing to respond to the comments raised in your letter to the Company dated September 3, 2009. The responses below correspond to the captions and numbers of those comments (which are reproduced below in bold). For your convenience, a copy of the Amendment is enclosed and has been marked to show changes from the Registration Statement filed August 28, 2009.  References to page numbers in our responses are to page numbers in the revised Information Statement attached to the Amendment as Exhibit 99.1 (the “Information Statement”). Capitalized terms defined in the Registration Statement or Information Statement and used in this letter but not otherwise defined herein have the meanings assigned to them in the Registration Statement or Information Statement, as applicable.

Securities and Exchange Commission
September 4, 2009

Summary Compensation Table, page 41

1.
We note your disclosure that the 2009 compensation figures reported in the table were paid by IDT. In addition, we note Mr. Jonas was awarded compensation characterized as “Bonus” of $925,000 in fiscal year 2009. Further, we note your disclosure that bonus compensation payable to executive officers will be determined by the Compensation Committee based on specific factors, including the achievement of specific performance targets. It appears that amounts that you have characterized as bonus awards to your executive officers are based on satisfaction of performance targets that were pre-established and communicated to your executives.  Therefore, it appears that you should report these awards in your Summary Compensation Table as non-equity incentive plan awards. Amounts disclosed under the bonus column should only be awards that were purely discretionary without correlation to satisfaction of specific performance measures. If you disagree, please provide an analysis as to why you believe these amounts should be characterized as bonus awards rather than non-equity incentive plan awards. For further guidance, see Question 119.02 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml#regs-k.

Response: We note that the Staff, in its comment, noted that the compensation in the table was paid by IDT. The disclosure referred to in the Staff's comment is given regarding CTM’s intention as to future bonus payments, provides that the criteria for bonuses may include “the achievement of specific performance targets and our financial and business performance” but does not state that such targets will be the exclusive criteria, and further expressly discloses that no targets have yet been established.  No relevant targets were established by IDT with respect to the bonus paid to Mr. Jonas in fiscal 2009 disclosed in the table.  Further, Paragraph 4 of  FAS 123R states that this Statement applies to all share-based payment transactions in which an entity acquires goods or services by issuing (or offering to issue) its shares, share options, or other equity instruments (except for equity instruments held by an employee share ownership plan) or by incurring liabilities to an employee or other supplier (a) in amounts based, at least in part, on the price of the entity’s shares or other equity instruments or (b) that require or may require settlement by issuing the entity’s equity shares or other equity instruments. FASB Statement No. 141 (revised 2007), Business Combinations, provides guidance for determining whether share-based payment awards issued in a business combination are part of the consideration transferred in exchange for the acquiree, and, therefore, in the scope of Statement 141(R), or are for continued service to be recognized in the postcombination period in accordance with this Statement.  The bonus paid to Mr. Jonas did not fall within the scope as defined by FAS 123R.  Thus, we do not believe that the referenced bonus falls under the guidelines of SFAS 123R and is properly disclosed in the bonus column.

We do note the Staff’s comment and will provide that bonuses paid to named executive officers are disclosed in the appropriate columns of the Summary Compensation Table in future filings made under the Securities Exchange Act.

*           *           *

Securities and Exchange Commission
September 4, 2009

The Company acknowledges the following:

·             the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

·             staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·             the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Marc E. Knoller

Marc E. Knoller
Chief Executive Officer

Cc: Reid S. Hooper
       Joseph Kempf
       Robert Littlepage
       Paul Fischer

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14C INFORMATION

Information Statement Pursuant to Section 14(c) of the
Securities Exchange Act of 1934

Check the appropriate box:

☒	Preliminary Information Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14c-5(d)(2))

☐	Definitive Information Statement

☐	Definitive Additional Materials

CTM MEDIA HOLDINGS, INC.

(Name of Registrant as Specified In Charter)

Payment of Filing Fee (Check the appropriate box):

☒	No fee required.

☐	Fee computed on table below per Exchange Act Rule 14c-5(g), and 0-11.

(1)	Title of each class of securities to which transaction applies:

(2)	Aggregate number of securities to which transaction applies:

(3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

(4)	Proposed maximum aggregate value of transaction:

(5)	Total fee paid:

☐	Fee paid previously with preliminary materials.

☐
Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1)	Amount Previously Paid:

(2)	Form, Schedule or Registration Statement No.:

(3)	Filing Party:

(4)	Date Filed:

Howard S. Jonas
Chairman of the Board of Directors

IDT Corporation
520 Broad Street
Newark, NJ 07102

September 10, 2009

Dear IDT Corporation Stockholder:

We are pleased to inform you that the Board of Directors of IDT Corporation (“IDT”) has approved the spin-off of CTM Media Holdings, Inc. (“Holdings”), a wholly-owned subsidiary of IDT, to IDT’s stockholders. Following the spin-off, IDT’s business will consist of IDT Telecom, IDT Energy and IDT’s alternative energy initiatives, as well as other interests. Holdings will consist of the CTM Media Group, IDT’s majority interest in Idea and Design Works and the WMET-AM radio station.

The spin-off of Holdings will occur by way of a pro rata distribution of Holdings Class A common stock, Class B common stock and Class C common stock to IDT’s stockholders. In the distribution, each IDT stockholder will receive one share of Holdings Class A common stock for every three shares of IDT common stock, one share of Holdings Class B common stock for every three shares of IDT Class B common stock, and one share of Holdings Class C common stock for every three shares of IDT Class A common stock, held at 5:00 p.m., New York City time, on August 3, 2009, which is the record date of the spin-off. The distribution of shares of our Class A common stock and Class B common stock will be paid in book-entry form and physical stock certificates will be issued only to holders of Class C common stock and, upon request, to holders of Class A common stock and holders of Class B common stock. Stockholder approval of the spin-off is not being sought, and you are not required to take any action to receive your Holdings common stock.

We believe that the spin-off will separate certain of our business units whose performance and financial results are more predictable and have different growth characteristics than the remaining operations.  Management believes that separating the two groups of operating units will allow management of each of IDT and Holdings to design and implement corporate strategies and policies that are based primarily on the business characteristics of that company and its business units, maintain a sharper focus on core business and growth opportunities, and concentrate their financial resources wholly on their own operations.  Moreover, the separation of Holdings will provide investors with greater transparency regarding the value of Holdings’ business units. In addition, the spin-off will separate business units with different risk profiles and performance characteristics from one another. Accordingly, we believe the spin-off will build long-term stockholder value.

Following the spin-off, you will own shares in both IDT and Holdings. We do not anticipate that the Holdings Class A common stock or the Class B common stock will, following the spin-off, be listed on any exchange.  We expect that the Holdings Class A common stock and Holdings Class B common stock will be quoted on the Pink OTC Markets and/or the Over the Counter Bulletin Board and it is possible that, after establishing a market value in that forum, Holdings’ management will seek to have the Holdings Class A common stock and Holdings Class B common stock listed on an exchange.  We do not anticipate listing the Holdings Class C common stock on any exchange or trading forum.  IDT common stock and IDT Class B common stock will continue to trade on the New York Stock Exchange under the symbol “IDT.C” and “IDT”, respectively.

We intend for the spin-off to be tax-free for stockholders. To that end, we expect to receive a favorable opinion from Stern & Kilcullen, LLC confirming the spin-off’s tax-free status. You should, of course, consult your own tax advisor as to the particular consequences of the spin-off to you.

The enclosed information statement, which is being mailed to all IDT stockholders, describes the spin-off in detail and contains important information about Holdings, including its financial statements.

We look forward to your continued support as a stockholder of IDT. We remain committed to working on your behalf to build long-term stockholder value.

Sincerely,

Howard S. Jonas Chairman of the Board of Directors

September 10, 2009

Dear CTM Media Holdings Stockholder:

It is my pleasure to welcome you as a stockholder of our newly independent company, CTM Media Holdings, Inc. All of us at CTM Media Holdings look forward to becoming an independent company. Our management team and our employees have worked hard over the years to make the businesses that comprise CTM Media Holdings what they are today.

As an independent public company, we will have the ability to focus exclusively on the growth and development of our businesses and to create value for our new stockholders, as well as to concentrate our financial resources solely on our own operations. We also hope to achieve greater visibility – in the financial community, and for our products and services as well.

Following the spin-off, we will have holdings in media and travel-related businesses. We will focus on developing our brochure distribution and comic book and graphic novel publishing businesses, which have strong presences in their respective industries and niches, as well as our radio station. We believe our experienced management team and consistent performance are representative of the strengths that will position us to excel as a stand-alone entity and to continue our growth in the several markets in which we are engaged.

We do not anticipate that our Class A common stock or our Class B common stock will, following the spin-off, be listed on any exchange.  We expect that our Class A common stock and our Class B common stock will be quoted on the Pink OTC Markets and/or the Over the Counter Bulletin Board and it is possible that, after establishing a market value in that forum, we will seek to have our Class A common stock and Class B common stock listed on an exchange.  We do not anticipate listing our Class C common stock on any exchange or trading forum.  We invite you to learn more about us by reviewing the enclosed information statement. We look forward to our future as a separate publicly-traded company and to your support as a stockholder.
I am excited about the opportunities that the spin-off will create for our company, our customers and for you, our stockholders.

Sincerely,

[Signature]
Marc E. Knoller Chief Executive Officer

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the United States Securities and Exchange Commission under the Securities and Exchange Act of 1934, as amended.

SUBJECT TO COMPLETION, DATED SEPTEMBER 4, 2009

PRELIMINARY INFORMATION STATEMENT

CTM MEDIA HOLDINGS, INC.

Class A Common Stock
Class B Common Stock

and

Class C Common Stock

(each, par value $0.01 per share)

This information statement is being furnished in connection with the distribution to holders of common stock, Class A common stock and Class B common stock, each par value $0.01 per share, of IDT Corporation (“IDT”) of all the outstanding shares of Class A common stock, Class B common stock and Class C common stock, each par value $0.01 per share, of CTM Media Holdings, Inc. (“Holdings”).

We are currently a subsidiary of IDT. Following the spin-off, our principal businesses, which are currently part of IDT, will consist of:

•	CTM Media Group (“CTM”), our brochure distribution company and other advertising-based new product initiatives focused on small to medium sized businesses;

•	Our majority interest in Idea and Design Works, LLC (“IDW”), which is a comic book and graphic novel publisher that creates and licenses original intellectual property; and

•	The WMET-AM radio station in the Washington, D.C. metropolitan area (“WMET”).

The spin-off will separate our businesses from the remainder of IDT’s operations and holdings, including IDT Telecom, IDT Energy and IDT’s alternative energy initiatives, as well as other interests. We, along with IDT’s management, believe that the operational and growth prospects of our businesses may best be realized by a separation from those non-spun-off businesses based on several factors including synergies and growth prospects. Each of our businesses is described in more detail below.

Our business will consist of the following segments: CTM and IDW. The results of operations of WMET do not comprise a separate segment and are reported under the heading “Other.”

The spin-off of Holdings will occur by way of a pro rata distribution of Holdings common stock to IDT’s stockholders. In the distribution, each IDT stockholder will receive one share of Holdings Class A common stock for every three shares of IDT common stock, one share of Holdings Class B common stock for every three shares of IDT Class B common stock, and one share of Holdings Class C common stock for every three shares of IDT Class A common stock, held at 5:00 p.m., New York City time, on August 3, 2009, which is the record date of the spin-off. The distribution of shares of our Class A common stock and Class B common stock will be paid in book-entry form and physical stock certificates will be issued only to holders of Class C common stock and, upon request, to holders of Class A common stock and holders of Class B common stock.  Stockholder approval of the spin-off is not required, and you are not required to take any action to receive your Holdings common stock.

No stockholder approval of the spin-off is required or sought. We are not asking you for a proxy and you are requested not to send us a proxy.IDT stockholders will not be required to pay for the shares of our Class A common stock, Class B common stock or Class C common stock to be received by them in the spin-off or to surrender or exchange shares of IDT common stock, Class B common stock or Class A common stock in order to receive our Class A common stock, Class B common stock and Class C common stock or to take any other action in connection with the spin-off.

Currently, there is no trading market for our Class A common stock, Class B common stock or Class C common stock. However, we expect that our Class A common stock and Class B common stock will be quoted on the Pink OTC Markets and/or the Over the Counter Bulletin Board.  We cannot predict what the trading prices for our Class A common stock and Class B common stock will be before or after the distribution.  We do not intend to list our Class C common stock for trading on any exchange or trading forum.

i

In reviewing this information statement, you should carefully consider the matters described under “Risk Factors” beginning on page 6 for a discussion of certain factors that should be considered by recipients of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

This information statement is dated, and is first being mailed to IDT stockholders on or about September 10, 2009.

ii

iii

This information statement is being furnished solely to provide information to IDT stockholders who will receive shares of our Class A common stock, Class B common stock and Class C common stock in the distribution. This information statement is not, and is not to be construed as, an inducement or encouragement to buy or sell any of our securities or any securities of IDT. This information statement describes our business, the relationship between IDT and us, and how the spin-off affects IDT and its stockholders, and provides other information to assist you in evaluating the benefits and risks of holding or disposing of our common stock that you will receive in the distribution. Except as expressly noted, any information contained herein regarding Holdings assumes the consummation of the steps necessary to transfer CTM, IDT's interest in IDW and WMET to Holdings prior to the distribution. You should be aware of certain risks relating to the spin-off, our business and ownership of our common stock, which are described under the heading “Risk Factors.”

You should not assume that the information contained in this information statement is accurate as of any date other than the date set forth on the cover. Changes to the information contained in this information statement may occur after that date, and we undertake no obligation to update the information, except in the normal course of our public disclosure obligations and practices.

Unless the context indicates otherwise, all references in this information statement:

•	to “Holdings,” “us,” “we,” or “our” are to CTM Media Holdings, Inc. and its subsidiaries; and
•	to “IDT” are to IDT Corporation and its subsidiaries, and, with respect to periods following the spin-off, IDT Corporation and its subsidiaries other than Holdings and its subsidiaries.

The transaction in which we will be separated from IDT and become a separately-traded public company is referred to in this information statement as the “separation,” the “distribution” or the “spin-off.”

We obtained the market and industry data and other statistical information used throughout this information statement from our own research, surveys or studies conducted by third parties, independent industry or general publications and other published independent sources. While we believe that each of these sources is reliable, we have not independently verified such data. Similarly, we believe our internal research is reliable, but it has not been verified by any independent sources.

QUESTIONS AND ANSWERS ABOUT THE SPIN-OFF

Q:	Why am I receiving this document?

A:
IDT is delivering this document to you because you were a holder of IDT’s common stock, Class A common stock or Class B common stock on the record date for the distribution of our shares of Class A common stock, Class B common stock and Class C common stock. Accordingly, you are entitled to receive one share of our Class A common stock for every three shares of IDT common stock, one share of our Class B common stock for every three shares of IDT Class B common stock, and one share of our Class C common stock for every three shares of IDT Class A common stock that you held on the record date. No action is required for you to participate in the distribution.

Q:	What is the spin-off?

A:
The spin-off is the overall transaction of separating our company from IDT, which will be accomplished through a series of transactions resulting in us owning what are currently the CTM, IDW and WMET business units of IDT. The final step of the transactions will be the pro rata distribution of our Class A common stock, Class B common stock and Class C common stock by IDT to holders of IDT’s common stock, Class A common stock and Class B common stock as set forth in the answer above. We refer to this last step as the “distribution.” For additional information regarding these transactions, see “The Spin-Off--Manner of Effecting the Spin-Off” on page 14.

Q:	Who is Holdings?

A:
Up to the time of the spin-off, we will be a wholly-owned subsidiary of IDT. Following the spin-off, we will be a separate publicly-traded company. We will have holdings in media and travel-related businesses, concentrating on our brochure distribution and comic book and graphic novel publishing businesses, as well as the WMET-AM radio station.

Q:	Why is IDT separating our businesses and distributing our stock?

A:
IDT’s Board of Directors and management believe the separation will provide the benefits set forth below under the caption “The Spin-Off--Reasons for the Spin-Off” on page 13, including allowing management of each of IDT and Holdings to design and implement corporate strategies and policies that are based primarily on the business characteristics of that company and its business units, maintain a sharper focus on core business and growth opportunities, concentrate their financial resources wholly on their own operations and allowing investors to appreciate the value of Holdings’ business units. Management also considered the other factors set forth below under the caption “The Spin-Off – Other Benefits of the Spin-Off” on page 13.

Q:	Why is the separation of the two companies structured as a spin-off?

A:
IDT’s Board of Directors believes that a tax-free spin-off of our shares is a cost-effective and tax efficient way to separate the companies.  For additional information, see “Material U.S. Federal Income Tax Consequences of the Spin-Off” beginning on page 14.

Q:	What is the record date for the distribution?

A:	The record date was August 3, 2009 and ownership will be determined as of 5:00 p.m., New York City time, on that date. When we refer to the “record date,” we are referring to that time and date.

Q:	What will be our relationship with IDT after the spin-off?

A:
IDT and Holdings each will be independent, publicly-traded companies. Howard Jonas will be chairman of both companies. Further, we intend to enter into agreements with IDT that will ease our transition from consolidated operating segments to an independent company following the spin-off and we will continue to cooperate with IDT when there is an opportunity for cost savings that does not impact the independence of the two companies. For example, it is intended that IDT will continue to provide certain administrative services for an agreed period following the spin-off. For additional information regarding our relationship with IDT after the spin-off, see “Our Relationship with IDT After the Spin-Off and Related Person Transactions” beginning on page 45.

Q:	When will the spin-off be completed?

A:	Shares of our Class A common stock, Class B common stock and Class C common stock will be distributed on or about September 14, 2009. We refer to this date as the “distribution date.”

Q:	Can IDT decide to cancel the distribution of our Class A common stock, Class B common stock and Class C common stock even if all the conditions have been met?

A:
Yes. The distribution is conditioned upon satisfaction or waiver of certain conditions. See “The Spin-Off--Spin-Off Conditions and Termination” on page 16. IDT has the right to terminate the stock distribution, even if all of these conditions are met, if at any time IDT’s Board of Directors determines, in its sole discretion, that IDT and Holdings are better served by remaining a combined company or that business conditions are such that it is not advisable to complete the spin-off.

Q:	What will happen to the listing of IDT’s common stock and Class B common stock?

A:	Nothing. We expect that IDT common stock and Class B common stock will continue to be traded on the New York Stock Exchange (“NYSE”) under the symbols “IDT.C” and “IDT”, respectively.

Q:	Will the spin-off affect the market price of my IDT shares?

A:
Probably. As a result of the spin-off, the trading price of IDT shares immediately following the distribution may be lower than immediately prior to the distribution because the trading price will no longer reflect the value of our businesses. In addition, until the market has fully analyzed the operations of IDT without these business segments, the price of IDT shares may fluctuate significantly. Furthermore, the combined trading prices of IDT’s common stock and Class B common stock and our common stock after the distribution may be higher or lower than the trading price of IDT common stock or Class B common stock prior to the distribution. See the Risk Factor entitled “There may be a limited trading market for shares of our common stock and stockholders may find it difficult to transfer our securities.” on page 11.

Q:	What will IDT stockholders receive in the spin-off?

A:
In the spin-off, IDT stockholders will receive one share of our Class A common stock for every three shares of IDT common stock, one share of our Class B common stock for every three shares of IDT Class B common stock, and one share of our Class C common stock for every three shares of IDT Class A common stock, that they own as of the record date and cash in lieu of a fractional share of our common stock. Immediately after the spin-off, IDT stockholders will still own all of IDT’s current business segments, but they will own them as two separate investments rather than as a single investment.

Holders of our Class A common stock will be entitled to one vote per share, holders of our Class B common stock will be entitled to one-tenth of one vote per share and holders of our Class C common stock will be entitled to three votes per share.

After the spin-off, the certificates and book-entry interests representing the “old” IDT common stock, Class A common stock and Class B common stock will represent such stockholders’ interests in the IDT businesses (other than our business) following the spin-off, and the certificates and book-entry interests representing our Class A common stock, Class B common stock and Class C common stock that stockholders receive in the spin-off will represent their interest in our businesses only.

Q:	If a stockholder owns restricted stock of IDT, what will that stockholder receive in the spin-off?

A:
Holders of restricted stock of IDT will receive, in respect of those restricted shares, one restricted share of our Class B common stock for every three restricted shares of IDT Class B common stock and/or one restricted share of our Class A common stock for every three restricted shares of IDT common stock, as applicable, that they own as of the record date and cash in lieu of a fractional restricted share of our common stock. Those particular restricted shares of our stock that you will receive will be restricted under the same terms as the IDT restricted shares in respect of which they were issued. This means that restricted shares of our stock received in the spin-off are subject to forfeiture on the same terms, and their restrictions lapse at the same time, as the corresponding IDT shares.

Q:	If a stockholder owns options to purchase shares of IDT stock, what will that option holder receive in the spin-off?

A:
IDT is studying the impact of the spin-off on holders of options to purchase shares of IDT stock and, if the Board of Directors of IDT deems it appropriate, IDT will adjust the exercise prices of those options to reflect the change in value of the underlying securities as a result of the spin-off. As of August 3, 2009, there were outstanding options to purchase 2.0 million shares of IDT Class B common stock with exercise prices ranging from $6.56 to $59.73 per share. The closing price of the IDT Class B common stock on August 3, 2009 was $2.60.

Q:	What does an IDT stockholder need to do now?

A:
IDT stockholders do not need to take any action, although we urge you to read this entire document carefully. The approval of the IDT stockholders is not required or sought to effect the spin-off, and IDT stockholders have no appraisal rights in connection with the spin-off. IDT is not seeking a proxy from any stockholders, and you are requested not to send us a proxy.

IDT stockholders will not be required to pay anything for our shares distributed in the spin-off or to surrender any shares of IDT common stock, Class A common stock or Class B common stock. IDT stockholders should not send in their IDT share certificates. IDT stockholders will automatically receive their shares of our Class A common stock, Class B common stock and Class C common stock when the spin-off is effected.  If you want to receive a physical certificate, your broker and/or clearing broker and our distribution agent will need to act together to facilitate this request. There is a nominal cost associated with this process.

Q:	Are there risks associated with owning our common stock?

A:
Yes. Our business is subject to both general and specific risks relating to our operations. In addition, our spin-off from IDT presents risks relating to our becoming a separately-traded public company as well as risks relating to the nature of the spin-off transaction itself. See “Risk Factors” beginning on page 6.

Q:	What are the U.S. federal income tax consequences of the spin-off to IDT stockholders?

A:
IDT stockholders will not recognize a gain or loss on the receipt of shares of our common stock in the spin-off other than with respect to fractional shares of our common stock for which cash is received. IDT stockholders will apportion their tax basis in IDT common stock between such IDT common stock and our common stock received in the spin-off in proportion to the relative fair market values of such stock at the time of the spin-off. An IDT stockholder’s holding period for our common stock received in the spin-off will include the period for which that stockholder’s IDT common stock was held. See “The Spin-Off--Material U.S. Federal Income Tax Consequences of the Spin-Off” beginning on page 14. You should consult your own tax advisor as to the particular consequences of the spin-off to you.

Q:	What if I want to sell my IDT common stock or my Holdings common stock?

A:
You should consult with your own financial advisors, such as your stockbroker, bank or tax advisor. We do not make any recommendations on the purchase, retention or sale of shares of IDT common stock or our common stock to be distributed.

If you decide to sell any shares after the record date, but before the spin-off, you should make sure your stockbroker, bank or other nominee understands whether you want to sell your IDT common stock, the Holdings common stock you will receive in the spin-off, or both. If you sell your IDT stock before the record date, you will not receive shares of Holdings in the spin-off.

Q:	Where will I be able to trade shares of Holdings common stock?

A:
There is no current public market for our common stock. We do not anticipate that the Holdings Class A common stock  or Holdings Class B common stock will, immediately following the spin-off, be listed on an exchange.  We expect that the Holdings Class A common stock and Holdings Class B common stock will be quoted on the Pink OTC Markets and/or the Over the Counter Bulletin Board and it is possible that, after establishing a market value in that forum, our management will seek to have our Class A common stock and our Class B common stock listed on an exchange.  We cannot predict the trading prices for our Class A common stock before or after the distribution date.

We do not anticipate listing the Holdings Class C common stock on any exchange or trading forum.

Q:	Do you intend to pay dividends on your common stock?

A:
We do not anticipate paying dividends on our common stock in the foreseeable future. Our current intent is to retain earnings, if any, to finance the expansion of our business. The payment of dividends in the future will depend on our results of operations, financial condition, capital expenditure plans and other cash obligations and will be at the sole discretion of our Board of Directors.

Because IDT does not currently pay a dividend and because we and IDT will be separate entities after the spin-off, our decision to pay (or not pay) dividends in the future will not impact IDT’s decision of whether to pay (or not pay) dividends in the future. See “Dividend Policy” on page 17 for additional information on our dividend policy following the spin-off.

Q:	Where can IDT stockholders get more information?

A:
Before the distribution, if you have any questions relating to the distribution, you should contact:

IDT Corporation
520 Broad Street
Newark, New Jersey 07102
Attention: Bill Ulrey
(973) 438-3838

After the distribution, if you have any questions relating to our common stock, you should contact:

CTM Media Holdings, Inc.
11 Largo Drive South
Stamford, Connecticut 06907
Attention: Les Rozner
(203) 323-5161

Q:	Who will be the distribution agent for the spin-off?

A:
American Stock Transfer & Trust Company will be the distribution agent for the spin-off. The distribution agent can be contacted at:

59 Maiden Lane
Plaza Level
New York, New York 10038

Telephone (800) 937-5449

EXECUTIVE SUMMARY

CTM Media Holdings, Inc., a Delaware corporation, is currently a subsidiary of IDT Corporation. Following the spin-off, our principal businesses, which are currently part of IDT, will consist of:

•	CTM Media Group, our brochure distribution company and other advertising-based new product initiatives focused on small to medium sized businesses;

•	Our interest in Idea and Design Works, LLC, which is a comic book and graphic novel publisher that creates and licenses original intellectual property; and

•	The WMET-AM radio station in the Washington, D.C. metropolitan area.

The spin-off will separate our businesses from the remainder of IDT’s operations and holdings, including IDT Telecom, IDT Energy and IDT’s alternative energy initiatives, as well as other interests.  We, along with IDT’s management, believe that the operational and growth prospects of our businesses may best be realized by a separation from those non-spun-off businesses based on several factors including synergies and growth prospects. Each of our businesses is described in more detail below.

Our business will consist of the following segments: CTM and IDW. The results of operations of WMET do not comprise a separate segment and are reported under the heading “Other.”

Summary of the Spin-Off

The following is a summary of the terms of the spin-off. Please see “The Spin-Off” beginning on page 12 for a more detailed description of the matters described below.

Distributing company	IDT Corporation, a Delaware corporation.

Distributed company
CTM Media Holdings, Inc., a Delaware corporation, which, following the spin-off, will be comprised of the current CTM, IDW and WMET business units of IDT.

Holdings’ principal executive offices are located at 11 Largo Drive South, Stamford, CT 06907.

Distribution ratio
Each holder of IDT common stock will receive a distribution of one share of Holdings Class A common stock for every three shares of IDT common stock held on the record date, each holder of IDT Class B common stock will receive a distribution of one share of Holdings Class B common stock for every three shares of IDT Class B common stock held on the record date, and each holder of IDT Class A common stock will receive a distribution of one share of Holdings Class C common stock for every three shares of IDT Class A common stock held on the record date, and each holder of any class of IDT stock will receive cash in lieu of a fractional share of our common stock.  For additional information regarding how holders of IDT common stock will receive cash in lieu of fractional shares of our common stock, see “The Spin-Off--Manner of Effecting the Spin-Off” on page 14.

Securities to be distributed
Approximately 1.4 million shares of Holdings Class A common stock, which will constitute all of the outstanding shares of Holdings Class A common stock immediately after the spin-off (based on approximately 4.2 million shares of IDT common stock that were outstanding on the record date).

Approximately 5.2 million shares of Holdings Class B common stock, which will constitute all of the outstanding shares of Holdings Class B common stock immediately after the spin-off (based on approximately 15.5 million shares of IDT Class B common stock that were outstanding on the record date).

Approximately 1.1 million shares of Holdings Class C common stock, which will constitute all of the outstanding shares of Holdings Class C common stock immediately after the spin-off (based on approximately 3.3 million shares of IDT Class A common stock that were outstanding on the record date).

Record date
The record date was 5:00 p.m., New York City time, on August 3, 2009. In order to be entitled to receive shares of Holdings Class A common stock, Holdings Class B common stock and/or Class C common stock in the spin-off, holders of shares of IDT common stock, Class B common stock and/or Class A common stock must be stockholders as of 5:00 p.m., New York City time, on the record date.

Distribution date	The distribution date will be on or about September 14, 2009.

Relationship between Holdings and IDT after the spin-off
Following the spin-off, IDT and Holdings each will be independent, publicly-traded companies. Howard Jonas will be chairman of both companies. Further, we intend to enter into agreements with IDT that will ease our transition from consolidated operating segments to an independent company following the spin-off and we will continue to cooperate with IDT when there is an opportunity for cost savings that does not impact the independence of the two companies. For example, it is intended that IDT will continue to provide certain administrative services for an agreed period following the spin-off. For additional information regarding our relationship with IDT after the spin-off, see “Our Relationship with IDT After the Spin-Off and Related Person Transactions” beginning on page 45.

Dividend policy
We do not anticipate paying dividends on our common stock in the foreseeable future. Our current intent is to retain earnings, if any, to finance the expansion of our business. The payment of dividends in the future will depend on our results of operations, financial condition, capital expenditure plans and other cash obligations and will be at the sole discretion of our Board of Directors.

Payment of intercompany indebtedness
All intercompany debt between IDT and the businesses included in Holdings will be capitalized prior to the completion of the spin-off and there will be no-indebtedness owing from Holdings to IDT immediately following the spin-off.  The only contemplated obligations to IDT arising after the spin-off would be obligations that arise under the Separation and Distribution Agreement and Services Agreement, or that arise in the ordinary course of business pursuant to arms’ length arrangements between Holdings and IDT.

Corporate Information and Structure

Pursuant to the spin-off, we will be separated from IDT and become a separate publicly-traded company. The spin-off and our resulting separation from IDT involve the following steps:

•
Before our separation from IDT, we will enter into a Separation and Distribution Agreement and Tax Separation Agreement with IDT to effect the separation and provide a framework for our relationship with IDT after the spin-off. We also will enter into a Master Services Agreement with IDT which will provide for certain services to be performed by each of IDT and us to facilitate our transition into a separate publicly-traded company. These agreements will provide, among other things, for the allocation between us and IDT of the assets, liabilities and obligations currently owned by IDT and attributable to periods prior to, at and after our separation from IDT, services relating to employee benefits and payroll and/or the allocation of liabilities and responsibilities relating to employee compensation and benefit plans and programs and other related matters and the administration of insurance claims. For more information on these agreements, see “Our Relationship with IDT After the Spin-Off and Related Person Transactions” beginning on page 45.

•
The Securities and Exchange Commission (the “SEC”) will declare effective under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the registration statement on Form 10 of which this information statement is a part, and IDT will mail this information statement to its stockholders.

•
On or prior to the distribution date, IDT will receive an opinion by Stern & Kilcullen, LLC as to the satisfaction of certain required qualifying conditions for the application of Section 355 of the Internal Revenue Code of 1986 (the “Code”) to the spin-off and the receipt of this tax opinion can not be waived by the IDT board as a condition to the spin-off.

•
Following the separation, we will operate as a separate publicly-traded company, and we expect that our Class A common stock and Class B common stock will be eligible to be quoted on the Over the Counter Bulletin Board following consummation of the spin-off.

For a further explanation of the spin-off, see “The Spin-Off” beginning on page 12.

RISK FACTORS

Our business, operating results or financial condition could be materially adversely affected by any of the following risks associated with any one of our businesses, as well as the other risks highlighted elsewhere in this document, particularly the discussions about competition. The trading price of our common stock could decline due to any of these risks. Note that references to “our”, “us”, “we”, etc. used in each risk factor below refers to the business about which such risk factor is provided.

Risks Related to CTM

General economic downturns and other factors could negatively impact the tourism industry and reduce CTM’s revenues.

CTM’s brochure distribution business is closely linked to the travel and tourism industry. Travel is highly sensitive to business and personal discretionary spending levels, and thus tends to decline during general economic downturns. CTM’s sales and revenues would be significantly reduced as a result of a decline in travel as its business targets the tourist and travelers in the locations its brochures are displayed.  In the current recession of the global economy, discretionary spending levels have already dropped significantly.

Without limitation, some events that tend to reduce travel and, therefore, could reduce CTM’s sales and revenues include:

•	price escalation in the airline industry or other travel-related industries;
•	airline or other travel related strikes;
•	pandemics or other widespread health risks;
•	regional hostilities and terrorism;
•	unusual extended periods of bad weather;
•	fuel price escalation;
•	reduction of capacity by travel suppliers;
•	labor force stoppages that impact the Broadway theater industry;
•	increased occurrence of travel-related accidents; and
•	economic downturns and recessions.

If any of the foregoing factors results in a downturn in the tourism and travel industry, there could be a material adverse effect on CTM’s business, prospects and financial condition.

Declines or disruptions in the travel and tourism industry, such as those caused by terrorist attacks or general economic slowdowns such as the current recession, could negatively affect CTM’s business.

CTM’s brochure distribution business relies on the health and growth of the travel and tourism industry. Travel is highly sensitive to traveler safety concerns, and thus has historically declined after acts of terrorism such as those on September 11, 2001.  A terrorist attack or the perceived threat of one in New York City in particular (as a significant portion of CTM’s revenue is derived from the distribution of brochures related to Broadway shows – see “Trends and changes in the theater industry could adversely affect CTM’s revenues”) could significantly reduce tourism and theater attendance. These effects, depending on their scope and duration, could significantly reduce travel and tourism, which in turn could negatively impact the demand for CTM’s services.   Reductions in tourism could also result in reduced tourism revenues for attractions, reducing the resources available to attractions to purchase CTM’s services.  Such declines could negatively impact CTM’s business, and if continuing, could have a material adverse affect on its business, prospects, and financial condition.

If CTM’s access to hotels and other locations for its brochure racks on the current terms were to be limited, it could negatively impact its results of operations.

CTM’s brochure distribution business relies on access to hotels and other locations for the placement of its brochure racks as a service or convenience for the customers of those businesses and other users of those facilities. If the owners or operators of those facilities were to restrict or substantially reduce such access, CTM’s brochure distribution business, revenues and results of operations could be materially and adversely affected.

Trends and changes in the theater industry could adversely affect CTM’s revenues.

A significant portion of CTM’s revenue (approximately 10% to 15%) is derived from its distribution of brochures related to Broadway shows. If theater attendance on Broadway declines, the demand for CTM’s services to the theater industry could soften, adversely affecting its revenues.  Further, economic downturns negatively affect the entertainment industry generally and attendance at Broadway shows in particular. Moreover, new shows may not open. Accordingly, the current recession could adversely impact CTM’s business from the theater industry which could have an adverse effect on its business, prospects and financial condition.

Any labor disputes that cause Broadway shows to close could adversely affect CTM’s revenues.

As a significant portion of CTM’s revenue is derived from its distribution of brochures related to Broadway shows, any strikes that cause the “lights to go off” on Broadway could adversely affect CTM’s revenues.

Rapid technological changes and reliance on the Internet may decrease the attractiveness of CTM’s services to customers.

In order to remain competitive in the brochure industry, CTM must continue to enhance its services. If CTM fails to continually improve its services, it could lag behind competitors or it could become obsolete due to its customers’ and the public’s reliance on technology and the Internet.  In particular, the increasing popularity and availability of access content and the Internet through wireless devices may reduce the appeal of advertising through brochure displays.

CTM may need to develop technology or modify its services accordingly to retain its customers and grow its customer base. Such development and modifications may require CTM to incur substantial costs and expenses to respond. Such costs and expenses may have a material adverse effect on CTM’s business, financial condition and results of operations. It is possible that CTM may not be able to adapt as Internet technologies and customer demands continue to evolve. To be successful, CTM must adapt to its rapidly changing market by continually enhancing the technologies used in its Internet products and services, and introducing new technology to address the changing needs of its business and consumers. If CTM is unable, for technical, legal, financial or other reasons, to adapt in a timely manner in response to changing market conditions or business and consumer customer requirements, its business, prospects and financial condition and results of operations could be materially adversely affected.

Seasonal factors may affect CTM’s operating results.

Seasonality of revenues will cause CTM’s revenues to fluctuate. Travel is usually slow during non-summer months and during the non-holiday season, and customers are less likely to pay for distribution of brochures during such periods.  Accordingly, CTM needs adequate liquidity to finance its operations during off-seasons. Although in the past CTM has consistently had sufficient cash reserves to fund its operations year-round, there can be no assurance that it will have sufficient funds from operations or external sources to fund its operations during slower periods.

Risks Related to IDW

IDW depends on a single distributor for its publications and such dependence subjects IDW to the risk that such distributor may be unable to perform its obligations to IDW.

Diamond Comic Distributors, Inc., which handles the vast majority of all comic publishers’ direct market distribution, distributes all of IDW’s products for both the direct and non-direct markets. Should Diamond fail to perform under its distribution agreement or if it were to experience financial difficulties that would hinder its performance, although the non-direct market may have other distributors that could fill Diamond’s role, distribution to the direct market would be significantly impaired in the short term and IDW’s ability to distribute and receive proceeds from its publications would be impaired.

IDW depends on its distributors for the implementation of internal controls related to the accounting of publication activities.

Because of Diamond’s role as distributor of IDW’s publications, IDW depends on Diamond to implement internal controls over financial reporting related to the publications they distribute for IDW and to provide IDW with information related to those internal controls.  Diamond’s internal controls might not be sufficient to allow IDW to meet its internal control obligations, to allow IDW’s management to properly assess those controls or to allow IDW’s independent registered public accounting firm to attest to IDW’s management’s assessment.  Diamond might fail to cure any internal control deficiencies related to the publications that it distributes for IDW. IDW may be unable to effectively create compensating controls to detect and prevent errors or irregularities in Diamond’s accounting to IDW and others.  Errors in properly tracking publication sales could negatively impact IDW’s revenues.

IDW’s publications might be more expensive to make than anticipated

Expenses associated with publishing IDW’s publications could increase beyond its budgetary limit because of a range of things such as an escalation in compensation rates of talent working on the publications or in the number of personnel required to work on publications, or because of creative problems or an increase in printing costs.  In addition, unexpected circumstances sometimes cause publication to exceed budget.

Any loss of key personnel and the inability to attract and retain qualified employees could have a material adverse impact on IDW’s operations.

IDW is dependent on the continued services of key executives such as its CEO, Ted Adams; its Executive Vice-President, Robbie Robbins; and certain creative employees. IDW currently has employment contracts with its CEO and Executive Vice-President, but does not have employment agreements with any other officers or employees. The departure of key personnel without adequate replacement could severely disrupt IDW’s business operations. Additionally, IDW needs qualified managers and skilled employees with industry experience to operate its businesses successfully. From time to time there may be shortages of skilled labor which may make it more difficult and expensive for IDW to attract and retain qualified employees. If IDW is unable to attract and retain qualified individuals or its costs to do so increase significantly, its operations would be materially adversely affected.

IDW may not be able to respond to changing consumer preferences and its sales may decline.

IDW operates in highly competitive markets that are subject to rapid change, including changes in customer preferences. There are substantial uncertainties associated with IDW’s efforts to develop successful publications and products for its customers.  New fads, trends, and shifts in popular culture could affect the type of creative media consumers will purchase. IDW has no professionally gathered demographic data, but anecdotal evidence and management experience indicate that the majority of IDW’s readers are males between the ages of 18 and 35. Content in which IDW has invested significant resources may fail to respond to consumer demand at the time it is published. IDW regularly makes significant investments in new products that may not be profitable, or whose profitability may be significantly lower than IDW has experienced historically.  A loss in sales due to the foregoing could have a material adverse effect on IDW’s business, prospects, and financial condition.

IDW’s publications might be less successful economically than anticipated.

IDW cannot predict the economic success of any of its publications because the revenue derived from the distribution of a publication depends primarily upon its acceptance by the public, which cannot be accurately predicted. The economic success of a publication also depends upon the public’s acceptance of competing publications, critical reviews, the availability of alternative forms of entertainment and leisure time activities, piracy and unauthorized recording, transmission and distribution of publications, general economic conditions, and other tangible and intangible factors, none of which can be predicted with certainty.  The commercial failure of just one of IDW’s publications could have a material adverse effect on IDW’s results of operations in both the year of release and in the future.

If IDW fails to maintain strong relationships with its licensors, authors, illustrators and other creative talent, as well as to develop relationships with new licensors and creative talent, its business could be adversely affected.

IDW’s business is highly dependent on maintaining strong relationships with the entertainment companies that license IDW their entertainment properties, and with authors, illustrators and other creative talent who produce the products that are sold to IDW’s customers. Any overall weakening of these relationships, or the failure to develop successful new relationships, could have an adverse impact on IDW’s business and financial performance. IDW has an exclusive relationship with one artist – Ashley Wood. IDW also depends on freelance artists who work for a variety of companies. It is important for IDW to maintain strong relationships with those freelance artists in order for them to choose to devote their time and talent towards IDW’s projects as opposed to another company’s.

A decrease in the level of media exposure or popularity of IDW’s characters could adversely affect its financial results.

If the movies or television programs that IDW licenses are not successful, or if the characters that IDW licenses lose some of their popularity, IDW’s ability to sell publications based on such characters will decline.

IDW cannot control certain publication delays and cancellations which could adversely affect IDW’s sales and its ability to meet delivery obligations.

IDW does not control the decision to proceed with the production of publications based on characters that it licenses from studios, and does not control the timing of the releases of those publications which are subject to long and inflexible schedules.  Disruptions, delays or cancellations to those schedules could cause IDW to incur additional costs, miss an anticipated publication date, endure for long periods without publishing a publication or all of the above, and could hurt IDW’s associated licensing programs and business, generally.

IDW might be disadvantaged by changes or disruptions in the way publications are distributed.

The manner in which consumers access publication content has undergone rapid and dramatic changes.  IDW cannot assure that new distribution channels, such as digital distribution, will be as profitable for its industry as are today’s channels or that it will successfully exploit any new channels. IDW can also not assure that current distribution channels will maintain their profitability. In addition, publications are distributed internationally and are subject to risks inherent in international trade including war and acts of terrorism, instability of foreign governments or economies, fluctuating foreign exchange rates and changes in laws and policies affecting the trade of publications.

IDW might lose potential sales because of piracy of publications.

With technological advances, the piracy of publications has increased. Unauthorized and pirated copies of IDW’s publications will reduce the revenue generated by those publications. If consumers can obtain illegal copies of IDW’s publications and media, IDW’s revenues will decline. IDW may not be able to identify or enforce violations of its intellectual property rights and even if legal remedies are available, they could be costly and drain its financial resources.  Accordingly, illegal copying of IDW’s content could negatively affect its revenues.

IDW’s dependence on printers outside the United States subjects it to the risks of international business.

IDW’s publications are printed in South Korea and occasionally in Canada on an as needed basis. International manufacturing is subject to a number of risks, including extreme fluctuations and volatility in currency exchange rates, transportation delays and interruptions, political and economic disruptions, the impositions of tariffs, import and export controls and changes in governmental policies. The impact of changes in currency rates has been especially heightened by current global economic conditions and significant devaluations of local currencies in comparison to the U.S. dollar.  Although to date, currency fluctuations have not adversely affected IDW’s revenues, such fluctuations could adversely affect IDW in the future.  Possible increases in costs and delays of, or interferences with, product deliveries could result in losses of revenues and the goodwill of IDW’s customers. Additional factors that may adversely affect IDW’s printing activities outside of the United States include international political situations, uncertain legal systems and applications of law, prejudice against foreigners, corrupt practices, uncertain economic policies and potential political and economic instability that may be exacerbated in foreign countries.

The competitive pressures IDW faces in its business could adversely affect its financial performance and growth prospects.

IDW is subject to significant competition, including from other publishers, many of which are substantially larger than IDW and have much greater resources than it, such as Marvel Comics and DC Comics. To the extent IDW cannot meet these challenges from existing or new competitors and develop new product offerings to meet customer preferences or needs, its revenues and profitability could be adversely affected.

Risks Relating to the Spin-Off

We may be unable to achieve some or all of the benefits that we expect to achieve from our separation from IDT.

As a stand-alone, independent public company, we believe that our business will benefit from, among other things, allowing our management to design and implement corporate policies and strategies that are based primarily on the characteristics of our business, to focus our financial resources wholly on our own operations and to implement and maintain a capital structure designed to meet our own specific needs. However, we may not be able to achieve some or all of the benefits expected as a result of the spin-off.

Additionally, by separating from IDT, there is a risk that our company may be more susceptible to stock market fluctuations and other adverse events than we would have been were we still a part of IDT due to a reduction in market diversification. Prior to the spin-off, we have been able to take advantage of IDT’s size and purchasing power in procuring goods, technology and services, including insurance, employee benefit support and audit services. As a separate, stand-alone entity, we may be unable to obtain access to financial and other resources on terms as favorable as those available to us prior to the separation. Furthermore, as a stand-alone company, we will not be able to enjoy certain benefits from IDT’s operating diversity, borrowing leverage and available capital for investments.

If the spin-off were to fail to qualify as a reorganization for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code, our stockholders, we and/or IDT might be subject to significant tax liability.

If the spin-off fails to qualify for tax-free treatment, IDT would be treated as if it had sold the common stock of our company for its fair market value, resulting in a taxable gain to the extent of the excess of such fair market value over its tax basis in our stock. In general, our initial public stockholders would be treated as if they had received a taxable distribution equal to the fair market value of our common stock that was distributed to them. For additional information, see “Material U.S. Federal Income Tax Consequences of the Spin-Off” beginning on page 14.

Our operations may depend on the availability of additional financing and, after the spin-off, we will not be able to obtain financing from IDT.

Following the spin-off, we expect to have sufficient liquidity to support the development of our business. In the future, however, we may require additional financing for capital requirements and growth initiatives. After the spin-off, IDT will not provide funds to us. Accordingly, we will depend on our ability to generate cash flows from operations and to borrow funds and issue securities in the capital markets to maintain and expand our business. We may need to incur debt on terms and at interest rates that may not be as favorable as those historically enjoyed by IDT. If additional financing is not available when required or is not available on acceptable terms, we may be unable to fund our expansion, successfully promote our business, develop or enhance our products and services, take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on our products and business, financial condition and results of operations.

Our historical and pro forma financial information may not be indicative of our future results as an independent company.

The historical and pro forma financial information we have included in this information statement may not reflect what our results of operations, financial position and cash flows would have been had we been an independent company during the periods presented or be indicative of what our results of operations, financial position and cash flows may be in the future when we are an independent company. We have made pro forma adjustments based upon available information and assumptions that we believe are reasonable to reflect these factors, among others, in our pro forma financial information included in this information statement. However, our assumptions may not prove to be accurate and, accordingly, our pro forma information should not be assumed to be indicative of what our results of operations, cash flows or financial condition actually would have been as a stand-alone public company nor to be a reliable indicator of what our results of operations, cash flows and financial condition actually may be in the future.

Risk Factors Generally Relating to Us and Our Common Stock

We have limited resources and could find it difficult to raise additional capital.

As a result of the spin-off, CTM, IDW and WMET will be newly independent from IDT.  We have limited operating history as an independent company, and no current sources of financing. Any financing formerly provided to any of our businesses by IDT will no longer be available. We may need to raise additional capital in order for stockholders to realize increased value on our securities. Given the current global economy, there can be no assurance that we will be able to obtain the necessary funding on commercially reasonable terms in a timely fashion. Failure to receive the funding could have a material adverse effect on our business, prospects, and financial condition.

There may a limited trading market for shares of our common stock and stockholders may find it difficult to transfer our securities.

Prior to the spin-off, there was no public trading market for shares of our common stock. We expect that our Class A common stock and Class B common stock will be quoted on the Pink OTC Markets and/or the Over the Counter Bulletin Board.  As a result, an investor may find it difficult to sell, or to obtain accurate quotations as to the price of, our securities.  In addition, our common stock may be subject to the penny stock rules that impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors.  The SEC regulations generally define a penny stock to be an equity that has a market price of less than $5.00 per share, subject to certain exceptions.  Unless an exception is available, those regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated therewith and impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors (generally institutions and high net worth individuals).  In addition, the broker-dealer must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account.  Moreover, broker-dealers who recommend such securities to persons other than established customers and accredited investors must make a special written suitability determination for the purchaser and receive the purchaser's written agreement to transactions prior to sale.  Regulations on penny stocks could limit the ability of broker-dealers to sell our common stock and thus the ability of purchasers of our common stock to sell their shares in the secondary market.

     In addition, because of the significant changes that will take place as a result of the spin-off, the trading market for both our common stock and IDT’s common stock and Class B common stock after the spin-off may be significantly different from that for IDT’s common stock and Class B common stock prior to the spin-off.

We cannot predict the price range or volatility of our common stock after the spin-off, and sales of a substantial number of shares of our common stock may adversely affect the market price of our common stock.

Investors may suffer dilution.

We may engage in equity financing to fund our future operations and growth.  If we raise additional funds by issuing equity securities, stockholders may experience significant dilution of their ownership interest (both with respect to the percentage of total securities held, and with respect to the book value of their securities) and such securities may have rights senior to those of the holders of our common stock.

General economic conditions may negatively impact our results.

Economic downturns may negatively affect our operations. These conditions may be widespread or isolated to one or more geographic regions in which we operate. Higher wages, related labor costs, printing costs, leasing costs, energy, insurance and fuel costs and the increasing cost trends in those markets may decrease our margins.  Moreover, such economic downturns present a challenge to our IDW business as attracting customers becomes increasingly more difficult.  Specifically, the distribution of books published by IDW by retail customers would become increasingly more difficult as retail stores, that are an important channel in such distribution, are more likely to close during such economic downturns.  In addition, decreases in travel and entertainment spending during economic downturns could impact our businesses, and thereby negatively impact our operations.

We are controlled by our principal stockholder, which limits the ability of other stockholders to affect the management of the Company.

Howard S. Jonas, our Chairman of the Board and founder, will, following the spinoff have voting power over 2,197,253 shares of our common stock (which includes 497,237 shares of our Class A common stock, 609,239 shares of our Class B common stock and 1,090,776 shares of our Class C common stock which are convertible into shares of our Class A common stock on a 1-for-1 basis), representing approximately 74% of the combined voting power of our outstanding capital stock, as of August 3, 2009. Mr. Jonas is able to control matters requiring approval by our stockholders, including the approval of significant corporate matters, such as any merger, consolidation or sale of all or substantially all of our assets.  As a result, the ability of any of our other stockholders to influence the management of our Company is limited.

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

This information statement and other materials filed or to be filed by us and IDT, as well as information in oral statements or other written statements made or to be made by us and IDT, contain statements, including in this document under the captions “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” that are, or may be considered to be, forward-looking statements. All statements that are not historical facts, including statements about our beliefs or expectations, are forward-looking statements. You can identify these forward-looking statements by the use of forward-looking words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates,” “foresees” or the negative version of those words or other comparable words and phrases. Any forward-looking statements contained in this information statement are based upon our historical performance and on current plans, estimates and expectations. The inclusion of this forward-looking information should not be regarded as a representation by us or any other person that the future plans, estimates or expectations contemplated by us will be achieved.

We believe that the factors that could cause our actual results to differ materially include but are not limited to the factors we describe in this information statement, including under “Risk Factors,” “The Spin-off” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The following list represents some, but not necessarily all, of the factors that could cause actual results to differ from historical results or those anticipated or predicted by these forward-looking statements:

•	Fluctuations in our financial results;
•	Unanticipated delays or acceleration in our sales cycles;
•	Changes in demand for our products and services;
•	Weather conditions and natural disasters;
•	Acts of terrorism or war;
•	Termination or loss of major customer contracts;
•	Competition and innovation in our industries;
•	Our ability to develop and introduce new or enhanced products and services;
•	Difficulty in developing, preserving and protecting our intellectual property;
•	Our ability to protect our information systems;
•	Adequacy of our internal controls;
•	Loss of key management and other personnel;
•	Our ability to comply with laws governing our operations and industries;
•	Increases in tax liabilities;
•	Difficulty in implementing our business strategies;
•	Availability and access to financial and other resources;
•	Failure to qualify as a tax-free reorganization;
•	Our ability to obtain financing; and
•	Labor force stoppages.

These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this information statement. If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may vary materially from what we projected. Consequently, actual events and results may vary significantly from those included in or contemplated or implied by our forward-looking statements. The forward-looking statements included in this information statement are made only as of the date of this information statement, and we undertake no obligation to publicly update or review any forward-looking statement made by us or on our behalf, whether as a result of new information, future developments, subsequent events or circumstances or otherwise.

THE SPIN-OFF

After a thorough strategic review of IDT’s portfolio, IDT determined that separating the CTM, IDW and WMET businesses from its other operations would allow us to be in a better position to thrive under our own management focus and long-term growth plans and allow us to create more long-term value individually than through the combined entity. In addition, by separating from the remaining IDT businesses, we would avoid the risks associated with those businesses.

The transaction is intended to be in the form of a tax-free distribution to IDT’s stockholders. To that end, we expect to receive an opinion from Stern & Kilcullen, LLC as to the nature of the transaction, as well as the tax implications for IDT stockholders and IDT arising therefrom. IDT’s Board of Directors established a record date of August 3, 2009 and will establish a payment date for the spin-off shortly before the completion of the distribution.  You should consult your own tax advisor concerning the tax impact of the spin-off on you.

Reasons for the Spin-Off

IDT’s Board of Directors believes that the spin-off will separate certain business units whose performance and financial results of the business units to be separated are more predictable and have different growth characteristics than the remaining operations.  Management believes that separating the two groups of operating units will allow management of each of IDT and Holdings to design and implement corporate strategies and policies that are based primarily on the business characteristics of that company and its business units, maintain a sharper focus on core business and growth opportunities, and concentrate their financial resources wholly on their own operations. Moreover, the separation of Holdings will provide investors with greater transparency regarding the value of Holdings’ business units. In addition, the spin-off will separate business units with different risk profiles and performance characteristics from one another. Accordingly, we believe the spin-off will build long-term stockholder value.

IDT’s Board of Directors weighed the reasons for the spin-off and the other benefits it is expected to bring against the negative impacts thereof, including the one time costs of effecting the spin-off, the increased costs of maintaining IDT and Holdings as separate public companies, the possibility of reduced liquidity in the market for Holdings’ common stock as a smaller company or because of  the absence of a listing for Holdings’ equity on an established market and the disruption on operations caused by the separation.  The Board concluded that the reasons and benefits outweighed the negative impacts and elected to proceed with the spin-off.

Other Benefits of the Spin-Off

The Board of Directors of IDT considered the following potential benefits in making the determination to effect the spin-off:

•
Allow each separated company to recruit and retain employees pursuant to compensation policies which are appropriate for their respective lines of business. As a separate, publicly-traded company with our own executive management team, we may be able to attract greater media attention and press coverage, which could strengthen our ability to promote the CTM and IDW brands, and WMET-AM.

•
Reduce internal competition for capital. Instead of having limited access to resources, we will now be able to invest any excess cash flow exclusively into the growth initiatives of our businesses. In addition, we will have direct access to the public capital markets to allow us to seek to finance our operations and growth without having to compete with IDT’s other businesses with respect to financing. As an independent entity, we will be in a position to pursue strategies our Board of Directors and management believe will create long-term stockholder value, including organic and acquisition growth opportunities, provided we continue to have access to capital.

•	Provide both companies heightened strategic flexibility to form strategic business alliances in their target markets, unencumbered by considerations of the potential impact on the other business.
•
Create our common equity shares, including options and restricted share units, in order to provide the appropriate incentive mechanisms to motivate and reward our management and employees. The common stock of the independent, publicly-traded Holdings will have a value that reflects the efforts and performance of our management and employees. As a result, we will be able to develop better incentive programs to attract and retain key employees through the use of stock-based and performance-based incentive plans that more directly link their compensation with our financial performance. These programs will be designed to more directly reward employees based on our performance.

•	Allow us to effect future acquisitions utilizing our common stock for all or part of the consideration and to issue a security more directly tied to the performance of our business.
•
Increase transparency and clarity into the different businesses of IDT and us. The investment community, including the respective analysts, stockholders and investors of IDT and us, will be better able to evaluate the merits and future prospects of each company. This will enhance the likelihood that each company will receive an appropriate market valuation.

Neither we nor IDT can assure you that, following the spin-off, any of these benefits will be realized to the extent anticipated or at all. For a description of the factors that might impact our ability to achieve these benefits, see “Risk Factors.”

IDT’s Board of Directors also considered a number of other factors in evaluating the spin-off, including:

•	The one-time and on-going costs of the spin-off, and having us operate as an independent public company;
•	Our capital structure;
•	The possibility that disruptions in normal business may result, including as we perform functions that previously were provided by IDT; and
•
The risk that the combined trading prices of our common stock and IDT common stock and Class B common stock after the distribution may be lower than the trading price of IDT common stock and Class B common stock before the distribution, and the possible reduced liquidity in the market for our Class A common stock and Class B common stock, given the size of our operations and the absence of a listing of Holdings’ equity on an established market.

IDT’s Board of Directors concluded, however, that the potential long-term benefits of the spin-off outweigh these factors, and that separating us from IDT in the form of a tax-free distribution is appropriate and advisable.

Manner of Effecting the Spin-Off

      The general terms and conditions relating to the spin-off will be set forth in the Separation Agreement between us and IDT. The spin-off will be effective at 11:59 p.m., New York City time on the distribution date, which is on or about September 14, 2009. As a result of the spin-off, each IDT stockholder will receive one share of our Class A common stock for every three shares of IDT common stock, one share of our Class B common stock for every three shares of IDT Class B common stock, one share of our Class C common stock for every three shares of IDT Class A common stock held as of the record date, and each holder of any class of IDT stock held as of the record date will receive cash in lieu of a fractional share of our common stock.  The distribution agent will aggregate fractional shares of our Class A common stock into whole shares and fractional shares of our Class B common stock into whole shares, sell the respective whole shares in the open market at prevailing market prices and distribute the aggregate net cash proceeds of the respective sales pro rata to each holder of our Class A common stock and Class B common stock, respectively, who otherwise would have been entitled to receive a fractional share in the distribution.    The distribution agent will pay each holder of our Class C common stock entitled to fractional shares the same cash amount per fractional share paid to our holders of our Class A common stock and will pay each holder of our restricted Class B common stock entitled to fractional shares the same cash amount per fractional share paid to holders of our Class B common stock.  Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payment made in lieu of fractional shares. The receipt of cash in lieu of fractional shares generally will be taxable to the recipient stockholders as described in “Material U.S. Federal Income Tax Consequences of the Spin-Off” beginning on page 14.

In order to be entitled to receive shares of our common stock in the spin-off, IDT stockholders must be stockholders as of the record date. The distribution of unrestricted shares of our Class A common stock and Class B common stock will be paid in book-entry form and physical stock certificates will be issued only to holders of our Class C common stock and, upon request, to holders of our Class A common stock and holders of our Class B common stock. Each share of our Class A common stock, Class B common stock and Class C common stock that is distributed will be validly issued, fully paid and non-assessable and free of preemptive rights. See “Description of Our Capital Stock” beginning on page 47.

IDT stockholders will not be required to pay for shares of our Class A common stock, Class B common stock and Class C common stock received in the spin-off or to surrender or exchange shares of IDT common stock, Class B common stock and/or Class A common stock in order to receive our common stock or to take any other action in connection with the spin-off. No vote of IDT stockholders is required or sought in connection with the spin-off, and IDT stockholders have no appraisal rights in connection with the spin-off.

If any stockholder of IDT on the record date sells shares of IDT common stock after the record date but on or before the spin-off date, the buyer of those shares, and not the seller, will become entitled to receive the shares of our common stock issuable in respect of the shares sold. See “— Trading Between the Record Date and Spin-Off Date” below for more information.

Trading Between the Record Date and Spin-Off Date

Shares of IDT common stock and Class B common stock will continue to be traded on the New York Stock Exchange (the “NYSE”) with the entitlement to Holdings’ shares through the period leading up to and on the Distribution Date.  This means that shares of IDT common stock and Class B common stock will trade with an entitlement to shares of Holdings Class A common stock and Class B common Stock, respectively, distributed pursuant to the spin-off. Therefore, if stockholders sell shares of IDT common stock or Class B common stock at any time up to and including through the Distribution Date, stockholders will be selling their right to receive shares of Holdings’ Class A common stock and Class B common stock, respectively, in the spin-off.  Stockholders are encouraged to consult with their financial advisors regarding the specific implications of buying or selling IDT common stock. Shares of IDT common stock and Class B common stock will continue to trade “regular way” on the NYSE through the period prior to, on, and after the Distribution Date.

Results of the Spin-Off

After the spin-off, we will be a separately traded, public company. Immediately following the spin-off, we expect to have approximately 8,000 beneficial holders and approximately 178 record holders of shares of our common stock (assuming conversion of all outstanding shares of our Class C common stock to our Class A common stock) based on the number of beneficial and record holders, respectively, of shares of IDT common stock, Class B common stock and Class A common stock (assuming conversion of all outstanding shares of IDT Class A common stock to IDT common stock) on September 14, 2009. The actual number of shares to be distributed will be determined on the record date and will reflect any exercise of IDT options between the date the Board of Directors of IDT declares the dividend for the spin-off and the record date for the spin-off.

We and IDT will be parties to a number of agreements that govern the spin-off and the future relationship between the two companies. For a more detailed description of these agreements, please see “Our Relationship with IDT After the Spin-Off and Related Person Transactions” beginning on page 45.

Interest of Holdings’ Officers and Directors

The interest of our officers and board of directors in the spin-off is reflected in their stock ownership as set forth in the Security Ownership and Certain Beneficial Owners and Management as certain of them will be receiving shares of our common stock as a result of the distribution.

Material U.S. Federal Income Tax Consequences of the Spin-Off

The following is a summary of the U.S. federal income tax consequences to IDT, the holders of IDT common stock, Class B common stock and Class A common stock, us and the holders of our common stock after the spin-off as of the date hereof. This summary does not discuss all tax considerations that may be relevant to stockholders in light of their particular circumstances, nor does it address the consequences to stockholders subject to special treatment under the U.S. federal income tax laws, such as stockholders subject to the alternative minimum tax, tax-exempt entities, non-resident alien individuals, foreign entities, foreign trusts and estates and beneficiaries thereof, stockholders who acquire shares as compensation for services (including holders of IDT restricted stock who did not make a Section 83(b) election), banks, insurance companies, other financial institutions, traders in securities that use mark-to-market accounting, and dealers in securities or commodities. In addition, this summary does not address any state, local or foreign tax consequences. This summary is based upon provisions of the Code, Treasury Regulations promulgated thereunder, pertinent judicial authorities, rulings of the Internal Revenue Service and such other relevant authorities, in effect on the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below.

If a partnership holds IDT or our common stock, the tax treatment of a partner will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding IDT or our common stock, you should consult your tax advisors.

All stockholders should consult their own tax advisors concerning the specific tax consequences of the spin-off of our Class A common stock, Class B common stock and Class C common stock to holders of IDT common stock, Class B common stock and Class A common stock in light of their particular circumstances. This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular investor.

IDT expects to obtain an opinion from Stern & Kilcullen, LLC as to the qualification of the spin-off as tax-free under Section 355 of the Code and a tax-free reorganization under Section 368(a)(1)(D) of the Code. An opinion of independent tax attorneys is not binding on the IRS or the courts. The opinion of Stern & Kilcullen, LLC will be based on, among other things, current tax law and assumptions and representations as to factual matters made by IDT, which if incorrect in certain material respects, would jeopardize the conclusions reached by Stern & Kilcullen, LLC in its opinion. Neither we nor IDT are currently aware of any facts or circumstances that would cause these assumptions and representations to be untrue or incorrect in any material respect or that would jeopardize the conclusions reached by Stern & Kilcullen, LLC in its opinion.

On the basis of the opinion IDT expects to receive in connection therewith, and assuming that IDT common stock, Class B common stock and Class A common stock is a capital asset in the hands of an IDT stockholder on the distribution date:

•
holders of IDT common stock, Class B common stock and Class A common stock, will not recognize any income, gain or loss as a result of the receipt of shares of our Class A common stock, Class B common stock and Class C common stock in the spin-off;

•
holders of IDT stock will apportion their adjusted tax basis of their IDT stock between such Holdings stock received in the spin-off in proportion to the relative fair market values of such stock at the time of the spin-off;

•
the holding period for our Class A common stock , Class B common stock and Class C common stock received in the spin-off by holders of IDT common stock, Class B common stock and Class A common stock will include the period during which such holders held the IDT common stock, Class B common stock and Class A common stock with respect to which the spin-off was made; and

•	neither we nor IDT will recognize gain or loss as a result of the spin-off.

Current federal tax regulations also provide that if an IDT stockholder holds different blocks of either IDT common stock , Class B common stock and/or Class A common stock (such as shares of IDT common stock purchased on different dates or at different prices), the aggregate basis for each block of such IDT common stock, Class B common stock and/or Class A common stock purchased or acquired on the same date and at the same price will be allocated, to the greatest extent possible, between the shares of our common stock (including any fractional share) received in the spin -off in respect of such block of such IDT common stock, Class B common stock and/or Class A common stock and such block of IDT common stock, Class B common stock and/or Class A common stock, in proportion to their respective fair market values. The holding period of the shares of our Class A common stock, Class B common stock and/or Class C common stock (including any fractional share) received in the spin-off in respect of such block of IDT common stock, Class B common stock and/or Class A common stock will include the holding period of such block of such IDT common stock, Class B common stock and/or Class A common stock provided that such block of such IDT common stock, Class B common stock and/or Class A common stock was held as a capital asset on the distribution date. If an IDT stockholder is not able to identify which particular shares of our Class A common stock, Class B common stock and/or Class C common stock (including any fractional share) are received in the spin-off with respect to a particular block of such IDT common stock, Class B common stock and/or Class A common stock, for purposes of applying the rules described above, the stockholder may designate which shares of our Class A common stock, Class B common stock and/or Class C common stock (including any fractional share) are received in the spin -off in respect of a particular block of such IDT common stock, Class B common stock and/or Class A common stock, provided that the number of shares so designated is consistent with the ratio of the total number of shares of our Class A common stock, Class B common stock and/or Class C common stock distributed to the IDT stockholder in the spin-off to the total number of shares of IDT common stock, Class B common stock and/or Class A common stock on which the IDT stockholder received that distribution.

If you receive cash in lieu of a fractional share of our common stock, you will be treated as though you first received a distribution of the fractional share in the spin-off and then sold it for the amount of such cash. You will recognize capital gain or loss, provided that the fractional share is considered to be held as a capital asset, measured by the difference between the cash you receive for such fractional share and your tax basis in that fractional share, as determined above. Such capital gain or loss will be long-term capital gain or loss if your holding period (as determined above) for such fractional share is more than one year on the distribution date.

If the distribution were not to qualify as a tax-free spin-off under Section 355 of the Code, each IDT stockholder receiving shares of our common stock in the spin-off would be treated as if such stockholder had received a distribution in an amount equal to the fair market value of our Class A common stock received, which would result in (1) a taxable distribution to the extent of such stockholder’s pro rata share of IDT’s current and accumulated earnings and profits, (2) a reduction in such stockholder’s basis in such IDT common stock, Class B common stock and/or Class A common stock to the extent the amount received exceeds such stockholder’s share of earnings and profits and (3) a taxable gain to the extent the amount received exceeds the sum of the amount treated as a distribution and the stockholder’s basis in the IDT common stock, Class B common stock and/or Class A common stock. Any such gain would be a capital gain if the IDT stock is held as a capital asset on the distribution date. In addition, IDT would recognize a taxable gain to the extent the fair market value of our common stock exceeded its tax basis in such common stock.

Even if the spin-off otherwise qualifies for tax-free treatment under Section 355 of the Code, IDT could recognize taxable gain if the spin-off is determined to be part of a plan or series of related transactions pursuant to which one or more persons acquire, directly or indirectly, stock representing a 50% or greater interest in either IDT or us. Under the Code, any acquisitions of IDT or us within the four-year period beginning two years before the date of the spin-off are presumed to be part of such a plan. Regulations issued by the IRS, however, provide mitigating rules in many circumstances. Nonetheless, a merger, recapitalization or acquisition, or issuance or redemption of our common stock after the spin-off, in some circumstances, could be counted toward the 50% change of ownership threshold. As a result, we may be unable to engage in strategic or capital raising transactions that stockholders might consider favorable, or to structure potential transactions in the manner most favorable to us.

If you are a “significant distributee” with respect to the spin-off, you are required to attach a statement to your federal income tax return for the year in which the spin-off occurs setting forth our name and IRS employer identification number, IDT’s name and IRS employer identification number, the date of the spin-off, and the fair market value of the shares of our common stock that you receive in the spin-off. Upon request, IDT will provide the information necessary to comply with this reporting requirement to each stockholder of record as of the record date. You are a “significant distributee” with respect to the spin-off if you own at least 5% of the outstanding shares of IDT common stock immediately before the spin-off. You should consult your own tax advisor concerning the application of this reporting requirement in light of your particular circumstances.

Certain State Income Tax Matters

The above discussion does not address any tax consequences of the spin-off other than the material U.S. federal income tax consequences set forth above.  IDT stockholders are encouraged to consult their tax advisor concerning all possible state income tax consequences of the spin-off.

Listing and Trading of Our Class A Common Stock and Class B common Stock

There is currently no public market for our common stock. We do not anticipate that our Class A common stock or Class B common stock will, immediately following the spin-off, be listed on any exchange.  However, we expect that our Class A common stock and Class B common stock will be quoted on Pink OTC Markets and/or the Over the Counter Bulletin Board and it is possible that, after establishing a market value in that forum, we will seek to have the our Class A common stock and Class B common stock listed on an exchange.  We do not anticipate listing our Class C common stock on any exchange or trading forum.

We cannot predict what the trading prices for our Class A common stock or Class B common stock will be before or after the distribution date. We also cannot predict any change that may occur in the trading price of IDT common stock and Class B common stock as a result of the spin-off. Until our Class A common stock and Class B common stock is fully distributed and an orderly market develops in our Class A common stock and Class B common stock, the price at which it trades may fluctuate significantly and may be lower or higher than the price that would be expected for a fully distributed issue. See “Risk Factors--Risk Factors Generally Relating to Us and Our Common Stock.”

The shares of our Class A common stock and Class B common stock distributed to IDT stockholders will be freely transferable except for shares received by persons who may be deemed to be our “affiliates” under the Securities Act of 1933, as amended. Persons that may be considered affiliates of us after the spin-off generally include individuals or entities that control, are controlled by or are under common control with us. This may include some or all of our officers and directors as well as our principal stockholders. Persons that are our affiliates will be permitted to sell their shares only pursuant to an effective registration statement under the Securities Act of 1933, as amended, or an exemption from the registration requirements of the Securities Act, such as the exemptions afforded by Section 4(1) of the Securities Act or Rule 144 thereunder.

Spin-off Conditions and Termination

We expect that the spin-off will be effective on the distribution date, on or about September 14, 2009 (the “distribution date”), provided that,

•
the SEC has declared effective our registration statement on Form 10, of which this information statement is a part, under the Exchange Act and no stop order relating to the registration statement is in effect;

•
no action, proceeding or investigation shall have been instituted or threatened before any court or administrative body to restrain, enjoin or otherwise prevent the consummation of the spin-off, and no restraining order or injunction issued by any court of competent jurisdiction shall be in effect restraining the consummation of the spin-off, and

•	we shall have received the opinion by Stern & Kilcullen, LLC as to the satisfaction of certain required qualifying conditions for the application of Section 355 of the Code to the spin-off.

The fulfillment of the foregoing conditions will not create any obligation on IDT’s part to effect the spin-off, and the Board of Directors of IDT has reserved the right to amend, modify or abandon the spin-off and the related transactions at any time prior to the distribution date. The Board of Directors of IDT may also waive any of these conditions.

In addition, IDT has the right not to complete the spin-off and related transactions if, at any time, IDT’s Board of Directors determines, in its sole discretion, that the distribution is not in the best interests of IDT and its stockholders or that business conditions are such that it is not advisable to spin-off our business.

Reason for Furnishing this Information Statement

This information statement is being furnished solely to provide information to IDT stockholders who will receive shares of our common stock in the spin-off. It is not and is not to be construed as an inducement or encouragement to buy or sell any securities. We believe that the information contained in this information statement is accurate as of the date set forth on the cover. Changes may occur after that date and neither we nor IDT undertakes any obligation to update the information except in the normal course of our respective public disclosure obligations.

DIVIDEND POLICY

We were formed in May 2009 and have never paid cash dividends. Following the spin-off we do not expect to pay any cash dividends for the foreseeable future. Our current policy is to retain all of our earnings to finance future growth. Any future declaration of dividends will be subject to the discretion of our Board of Directors.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

The unaudited pro forma consolidated financial statements reported below consist of an unaudited pro forma consolidated balance sheet as of April 30, 2009 and unaudited pro forma consolidated statements of operations for the nine months ended April 30, 2009 and for the fiscal year ended July 31, 2008. The unaudited pro forma consolidated financial statements reported below should be read in conjunction with our “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our audited consolidated financial statements for each of the fiscal years in the two year period ended July 31, 2008 and the notes thereto, and the unaudited interim consolidated financial statements for the nine months ended April 30, 2009 and the notes thereto, all of which are included elsewhere in this information statement. Our unaudited pro forma financial information was prepared on the same basis as our audited consolidated financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary to present fairly our financial position and results of operations for these periods.

The pro forma balance sheet adjustments assume that our spin-off from IDT occurred as of April 30, 2009. The pro forma adjustments to the consolidated statements of operations for the nine months ended April 30, 2009 and for the year ended July 31, 2008 assume that the spin-off occurred as of August 1, 2007.

The unaudited pro forma financial statements assume that all services provided by IDT to CTM will be provided for compensation in amounts similar to those currently being charged via inter-company billings by IDT to CTM.  Accordingly the pro forma financial statements assume that that the service agreements are structured in such a manner that will not result in a significantly different impact on CTM’s results of operations as compared to periods preceding the spin-off.

In addition, the service agreements between IDT and CTM also consist of additional services to be provided, on an interim basis, by IDT to CTM as a separate publicly-traded company. Such service agreements include assistance with CTM’s periodic reports required to be filed with the SEC as well as maintaining CTM’s minutes, books and records of meetings of the Board of Directors, Audit Committee and Compensation Committee, as well as assistance with its corporate governance. These additional services are not included in the historical or pro forma adjustments, as they are not applicable for periods that CTM was not a separate public company.  We do not believe any additional costs to be incurred will be material.

The following unaudited pro forma consolidated financial statements reflect IDT’s transfer to us of all of its assets and liabilities related to Holdings, the contribution of $2 million in cash by IDT prior to the spin-off, the conversion of our debt to IDT into a capital contribution, and the distribution by IDT to its stockholders of approximately 1.4 million shares of our Class A common stock, approximately 5.2 million shares of our Class B common stock and approximately 1.1 million shares of our Class C common stock.  The number of our Class A common stock is based on the number of shares of IDT common stock outstanding at August 3, 2009, the number of our Class B common stock is based on the number of shares of IDT Class B common stock outstanding at August 3, 2009, and the number of our Class C common stock is based on the number of shares of IDT Class A common stock outstanding at August 3, 2009.

The unaudited pro forma consolidated balance sheet and statements of operations included in this information statement have been derived from our audited consolidated financial statements and our unaudited interim consolidated financial statements included elsewhere in this information statement and do not purport to represent what our financial position, results of operations or cash flows actually would have been had the spin-off occurred on the date indicated, or to project our financial performance for any future period.

CTM MEDIA HOLDINGS, INC.
PROFORMA CONDENSED CONSOLIDATED BALANCE SHEET
AS OF APRIL 30, 2009
(in thousands)
(unaudited)

	Historical	Pro Forma adjustments		Pro Forma
Assets
Current assets:
Cash and cash equivalents	$4,009	$2,000	(A)	$6,009
Short-term investment	1,019			1,019
Trade accounts receivable, net	3,500			3,500
Inventory	1,306			1,306
Prepaid expenses	1,017			1,017

Total current assets	10,851			12,851
Property, plant and equipment, net	4,133			4,133
Licenses and other intangibles, net	636			636
Other assets	158			158
Total assets	$15,778			$17,778

Liabilities and stockholders’ (deficit) equity
Current liabilities:
Trade accounts payable	$1,032			$1,032
Accrued expenses	1,998			1,998
Deferred revenue	1,541			1,541
Due to IDT Corporation	24,047	(24,047)	(B)	—
Capital lease obligations—current portion	177			177
Other current liabilities	429			429
Total current liabilities	29,224			5,177
Capital lease obligations—long-term portion	408			408

Total liabilities	29,632			5,585

Stockholders’ (deficit) equity:
Preferred stock, $.01 par value; authorized shares— 10,000; no shares issued	—			—
Class A common stock, $.01 par value; authorized shares— 35,000; pro forma 1,400 shares issued and outstanding	—	14	(C)	14
Class B common stock, $.01 par value; authorized shares— 65,000; pro forma 5,169 shares issued and outstanding	—	52	(C)	52
Class C common stock, $.01 par value; authorized shares— 15,000; pro forma 1,091 shares issued and outstanding	—	11	(C)	11
Additional paid-in capital	33,140	25,970	(A, B, C)	59,110
Accumulated other comprehensive income	89			89
Accumulated deficit	(47,083)			(47,083)
Total stockholders’ (deficit) equity	(13,854)			12,193
Total liabilities and stockholders’ (deficit) equity	$15,778			$17,778

CTM MEDIA HOLDINGS, INC.
PROFORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE NINE MONTHS ENDED APRIL 30, 2009
(in thousands, except per share data)
(unaudited)

	Historical	Pro Forma Adjustments		Pro Forma

Revenues	$23,392			$23,392
Costs and expenses:
Direct cost of revenues (exclusive of depreciation and amortization)	10,553			10,553
Selling, general and administrative	11,796			11,796
Depreciation and amortization	1,148			1,148
Bad debt	708			708
Impairment and severance charges	33,335			33,335
Total costs and expenses	57,540			57,540

Loss from operations	(34,148)			(34,118)
Interest expense, net	(38)			(38)
Other income, net	7			7

Loss before minority interests and income taxes	(34,179)			(34,179)
Minority interests	737			737
Provision for income taxes	(19)		(E)	(19)
Net loss	$(33,461)			$(33,461)

Loss per share:
Basic and diluted			(D)	(4.37)
Weighted average number of shares used in calculating basic and diluted loss per share				7,660

CTM MEDIA HOLDINGS, INC.
PROFORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JULY 31, 2008
(in thousands, except per share data)
(unaudited)

	Historical	Pro Forma adjustments		Pro Forma

Revenues	$32,626			$32,626
Costs and expenses:
Direct cost of revenues (exclusive of depreciation and amortization)	12,566			12,566
Selling, general and administrative	18,277			18,277
Depreciation and amortization	2,078			2,078
Bad debt	472			472
Impairment and severance charges	3,683			3,683
Total costs and expenses	37,076			37,076
Loss from operations	(4,450)			(4,450)
Interest income, net	57			57
Other expense, net	(99)			(99)
Loss before minority interests and income taxes	(4,492)			(4,492)
Minority interests	(378)			(378)
Provision for income taxes	(457)		(E)	(457)
Net loss	$(5,327)			$(5,327)

Loss per share:			(D)
Basic and diluted				(0.70)
Weighted average number of shares used in calculating loss per share				7,660

CTM MEDIA HOLDINGS, INC.
NOTES AND MANAGEMENT’S ASSUMPTIONS
TO THE PROFORMA CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

The following is a description of the pro forma adjustments to the consolidated financial statements:

(A)	Reflected as if IDT has made a $2 million contribution of cash on April 30, 2009.

(B)	Reflected as if the amounts due from Holdings to IDT were converted into a capital contribution on April 30, 2009.

(C)	Reflected as if the 1.4 million shares of Class A common stock, 5.2 million shares of Class B common stock and 1.1 million shares of Class C common stock shares were issued at August 3, 2009.

(D)
Earnings per share is calculated as if 1.4 million shares of Class A common stock, 5.2 million shares of Class B common stock and 1.1 million shares of Class C common stock were issued and outstanding in all periods presented.

(E)
The Company’s financial statements include provisions for federal, state and foreign income taxes as on a separate tax return basis for all periods presented. Accordingly, no provision for income taxes is provided as a pro forma adjustment.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are currently a subsidiary of IDT. Following the spin-off, our principal businesses, which are currently part of IDT, will consist of:

•	CTM Media Group, our brochure distribution company, other advertising-based new product initiatives focused on small to medium sized businesses;

•	Our majority interest in Idea and Design Works, LLC, which is a comic book and graphic novel publisher that creates and licenses original intellectual property; and

•	WMET-AM radio station in the Washington, D.C. metropolitan area.

The spin-off will separate our businesses from IDT Telecom, IDT Energy and IDT’s alternative energy initiatives, as well as other IDT interests.  We, along with IDT’s management, believe that the operational and growth prospects of our businesses may best be realized by a separation from those non-spun-off businesses based on several factors including synergies and growth prospects. Each of our businesses is described in more detail below.

The Company’s operations face challenges, including those outlined in the Risk Factors section of this information statement.  In particular, the Company faces challenges:

•	related to the current state of the United States and global economies and its impact on travel and other discretionary spending;

•	challenges from technological changes; and

•	movement to alternatives to the Company’s products and services.

The Company is developing plans and changes to its businesses to address each of these identified challenges.

The current economic situation, including reductions in compensation, increases in unemployment and the relatively low level of consumer confidence, has led to a decrease in travel and spending on entertainment, which has a negative impact on CTM’s operations.  While the segment of the travel industry that CTM targets is less impacted by the downturn, and certain consumers may look to more modest travel options, including car travel as opposed to air travel, which could increase the demand for the offerings of CTM’s customers, any negative impact on travel and entertainment spending could negatively impact CTM’s business.

In addition, the Company believes that several important customers of CTM, specifically, those in the theater industry and particularly those on Broadway, are currently experiencing financial challenges, and those challenges could become more severe, including possible bankruptcy, which could impact CTM’s collections and future revenues.

CTM is increasing its monitoring of customers’ financial condition and seeking to target those sectors of the market that it believes to be less impacted by the current economic situation.

IDW’s products are directly impacted to a lesser degree by the economic crisis, but IDW is experiencing challenges to its distribution efforts as certain retail stores, that are an important outlet through which its products are sold, are experiencing pressure and some may close.

IDW is increasing its direct to consumer sales channels and on-line sales to counter the pressure on retail outlets.

CTM and IDW both anticipate challenges to their businesses from new entrants, technological developments and developments of alternative products and are addressing these challenges by developing their own competitive offerings.

CTM is seeking to maintain its market share by developing internet-based services to existing and other customers and to upgrade its offerings to compete with alternative providers.  CTM sees a continuation of the trend away from print advertising.

In response, CTM has developed offerings to work with newer applications, including by use of text messaging to mobile phones.

IDW is also impacted by declines in the publishing industry.  To counteract that decline, IDW is increasing its presence in the digital book area.

IDW's performance in recent quarters has been helped by sales of comic book and graphic novel products linked to successful movie properties.  To replicate this performance, IDW would need to obtain the access to such big name properties.   Blockbuster movies are hard to predict and those from major developers often have their own outlets for comic book and graphic novel development.  IDW will seek out opportunities it believes are attractive for it and to increase sales of other properties to maintain its overall revenue figures.

In addition, Holdings will be operating as an independent public company following the Spin-off.  While many of the costs of being a public company were already borne by the business units that are part of the Company – either directly or by allocation of corporate overhead from IDT, the Company will need to have the proper infrastructure in place to perform the necessary, accounting, internal controls and reporting functions.  Management predicts incremental costs of $300,000-$500,000 in additional costs following the spin-off.

CTM

CTM is a distributor of travel and entertainment information to visitors who desire to maximize their experience in a particular region. CTM has five divisions: Brochure Distribution, Design & Print, Publishing, RightCardTM, and Digital Distribution.  Through these divisions, CTM offers clients a comprehensive media marketing approach.  In fiscal 2008, CTM serviced over 3,000 clients and maintained more than 11,000 display stations, in over 30 states and provinces. CTM’s display stations are located in travel and entertainment venues, including hotels, resorts, interstate highway rest areas, airports and local attractions. CTM generated revenues which represented 60.8% of consolidated revenues in the nine months ended April 30, 2009, 66.2% in fiscal 2008 and 88.4% in fiscal 2007.

IDW

        IDW is a comic book and graphic novel publisher that creates and licenses original intellectual property. IDW generated revenues which represented 35.3% of consolidated revenues in the nine months ended April 30, 2009, 30.2% in fiscal 2008 and 5.9% in fiscal 2007.

WMET

WMET 1160 AM is a radio station serving the Washington, D.C. metropolitan area. WMET generated revenues which represented 3.7% of consolidated revenues in the six months ended January 31, 2009, 3.6% in fiscal 2008 and 5.7% in fiscal 2007.

Reportable Segments

We have the following two reportable business segments: CTM and IDW. The results of operations of WMET do not comprise a separate segment and are reported under the heading “Other.”

Presentation of financial information

Basis of presentation

The consolidated financial statements for the periods reflect our financial position, results of operations, changes in stockholders’ equity and cash flows as if the current structure existed for all periods presented.  The financial statements have been prepared using the historical basis for the assets and liabilities and results of operations.

Critical Accounting Policies

Our financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).  The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent assets and liabilities.  Management continually evaluates its estimates and judgments including those related to allowance for doubtful accounts, goodwill and intangible assets with indefinite useful lives and valuation of long-lived assets including intangible assets with finite useful lives.  Management bases its estimates and judgments on historical experience and other factors that are believed to be reasonable under the circumstances.  Actual results may differ from these estimates under different assumptions or conditions.  We believe that of our significant accounting policies, the following may involve a higher degree of judgment (see Note 2 to the consolidated financial statements for a complete discussion of our significant accounting policies).

Allowance for Doubtful Accounts

We maintain allowances for doubtful accounts receivable for estimated losses, which result from the inability or unwillingness of our customers to make required payments.  We base our allowances on our determination of the likelihood of recoverability of trade accounts receivable based on past experience and current collection trends that are expected to continue.  In addition, we perform ongoing credit evaluations of our significant customers, but historically we have not required collateral to support trade accounts receivable from our customers.

Goodwill and Intangible Assets with Indefinite Useful Lives

In accordance with Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, goodwill and intangible assets deemed to have indefinite lives are not amortized but are subject to impairment tests, performed at least annually. Other intangible assets with definite lives are amortized over their estimated useful lives.

The goodwill impairment assessment involves estimating the fair value of the reporting unit and comparing it to its carrying amount (which is known as Step 1). If the carrying value of the reporting unit exceeds its estimated fair value, additional steps are followed to determine if an impairment of goodwill is required. We estimate the fair value of our reporting units by applying discounted cash flow methodologies, as well as considering third party market value indicators. Calculating the fair value of the reporting units, and allocating the estimated fair value to all of the tangible assets, intangible assets and liabilities requires significant estimates and assumptions by management. Should our estimates and assumptions regarding the fair value of our reporting units prove to be incorrect, we may adjust our preliminary impairment in future periods.

Valuation of Long-Lived Assets including Intangible Assets with Finite Useful Lives

We assess the recoverability of our long-lived assets including identifiable intangible assets with finite useful lives whenever events or changes in circumstances indicate that the carrying value of any such asset may not be recoverable. Such events or changes in circumstances include:

•	significant actual underperformance relative to expected performance or projected future operating results;
•	significant changes in the manner or use of the asset or the strategy of our overall business; and
•	significant adverse changes in the business climate in which we operate.

If we determine that the carrying value of certain long-lived assets may not be recoverable and may exceed its fair value based upon the existence of one or more of the above indicators, we will test for impairment based on the projected undiscounted cash flows to be derived from such asset. If the projected undiscounted future cash flows are less than the carrying value of the asset, we will record an impairment loss based on the difference between the estimated fair value and the carrying value of the asset. We generally measure fair value by considering sale prices for similar assets or by discounting estimated future cash flows from the asset using an appropriate discount rate. Cash flow projections and fair value estimates require significant estimates and assumptions by management. Should our estimates and assumptions prove to be incorrect, we may be required to record impairments in future periods and such impairments could be material.

Results of Operations

We evaluate the performance of our operating business segments based primarily on income (loss) from operations. Accordingly, the income and expense line items below income (loss) from operations are only included in our discussion of the consolidated results of operations.

In June 2007, we acquired a controlling interest in IDW for $2.4 million, which is net of cash acquired of $1.6 million. IDW’s results of operations were included in our consolidated results of operations from the date of acquisition.

We recorded aggregate preliminary goodwill impairment charges of $32.6 million in the nine months ended April 30, 2009, which are subject to adjustment as our goodwill impairment analysis is completed. At April 30, 2009, the carrying amount of our goodwill was reduced to zero as a result of these impairment charges. Our operating results for the nine months ended April 30, 2009, which included these significant goodwill impairment charges, are not necessarily indicative of the results that may be expected in the future. Goodwill impairment is not a cash expenditure therefore it did not impact our liquidity at April 30, 2009, nor will these charges impact our future liquidity.

NINE MONTHS ENDED APRIL 30, 2009 COMPARED TO NINE MONTHS ENDED APRIL 30, 2008

Consolidated

(in millions)			Change
Nine months ended April 30,	2009	2008	$	%
Revenues
CTM Media Group	$14.2	$14.8	$(0.6)	(3.8%)
IDW Publishing	8.3	6.6	1.7	24.6
Other	0.9	0.9	0.0	5.9
Total revenues	$23.4	$22.3	$1.1	5.0%

Revenues.  The increase in consolidated revenues in the nine months ended April 30, 2009 compared to the similar period in fiscal 2008 was primarily due to the increase in IDW revenues, partially offset by a decrease in CTM revenues. The increase in IDW revenues in the nine months ended April 30, 2009 compared to the similar period in fiscal 2008 was as a result of an increase in titles sold. The decrease in CTM revenues was primarily due to the global economic slowdown and a decrease in advertising and customer spending and in some cases certain of our customers going out of business. Offsetting this decrease in distribution revenues was an increase in printing revenues during the fiscal 2009 period.

(in millions)			Change
Nine months ended April 30,	2009	2008	$	%
Costs and expenses
Direct cost of revenues	$10.6	$9.0	$1.6	17.4%
Selling, general and administrative	11.8	13.3	(1.6)	(11.7)
Depreciation and amortization	1.1	1.1	0.0	7.7
Bad debt expense	0.7	0.3	0.4	117.4
Impairment and severance charges	33.3	0.2	31.9	Nm
Total costs and expenses	$57.5	$23.9	$33.6	140.5%

nm—not meaningful

Direct Cost of Revenues.  The increase in direct cost of revenues in the nine months ended April 30, 2009 compared to the similar period in fiscal 2008 was due primarily to the increases in IDW’s and CTM’s direct cost of revenues. The increase in IDW’s direct cost of revenues in the nine months ended April 30, 2009 compared to the similar period in fiscal 2008 was a result of the increase in revenues. The increase in CTM’s direct cost of revenues was the result of a shift in costs as a result of the decrease in distribution revenues and an increase in printing revenues.  Printing revenues are a lower margin business compared to the higher margin distribution business. However, we maintain the printing business as a method to solidify our relationship with our customers by providing this requested service. In addition, overall gross margin decreased from 59.6% in the nine months ended April 30, 2008 to 54.9% in the nine months ended April 30, 2009 due to decrease in gross margins in CTM, which was primarily due to the mix of products as a result of an increase in lower margin printing revenues.

Selling, General and Administrative.  The decrease in selling, general and administrative expenses in the nine months ended April 30, 2009 compared to the similar period in fiscal 2008 was due to decrease in the selling, general and administrative expenses of CTM. CTM’s selling, general and administrative expenses decreased in the nine months ended April 30, 2009 compared to the similar period in fiscal 2008 due primarily to the exit from certain unprofitable lines of businesses, consisting of Traffic Pull and Local Pull, our Internet search position enhancement ventures, and Click2Talk, our Web-based communications product. The exit from these lines of business was a process that commenced in the fourth quarter of fiscal 2008 and is mostly completed. The Local Pull product is still being offered by CTM, however the business model has been reworked and Local Pull is being marketed through outsourced channels, which is more cost effective for us. Total selling, general and administrative expenses for these exited businesses was $0.9 million and $3.5 million for the nine months ended April 30, 2009 and 2008, respectively. As a percentage of total revenues, selling, general and administrative expenses decreased from 59.8% in the nine months ended April 30, 2008 to 50.3% in the nine months ended April 30, 2009 as selling, general and administrative expenses decreased while revenues increased.

Bad Debt Expense.  The increase in bad debt expense in the nine months ended April 30, 2009 compared to the similar period in fiscal 2008 was due primarily to increase in bad debt expense of CTM as a result of several of its customers going out of business.

Impairment and severance charges.   We recorded aggregate preliminary goodwill impairment charges of $32.6 million in the nine months ended April 30, 2009. In the second quarter of fiscal 2009, the following events and circumstances indicated that the fair value of certain of our reporting units may be below their carrying value: (1) a significant adverse change in the business climate, (2) operating losses of reporting units, and (3) significant revisions to internal forecasts. We measured the fair value of our reporting units by discounting their estimated future cash flows using an appropriate discount rate. The carrying value including goodwill of CTM, IDW and WMET exceeded their estimated fair value, therefore we performed additional steps for these reporting units to determine whether an impairment of goodwill was required. As a result of this analysis, in the nine months ended April 30, 2009, we recorded preliminary goodwill impairment, which is subject to adjustment, of $29.7 million in CTM, $1.8 million in IDW, and $1.1 million in WMET, which reduced the carrying amount of the goodwill in each of these reporting units to zero. We recorded the preliminary amounts because it was probable that goodwill was impaired, and the amount of impairment could be reasonably estimated. We expect to complete the goodwill impairment analysis in the fourth quarter of fiscal 2009. Calculating the fair value of the reporting units, and allocating the estimated fair value to all of the tangible assets, intangible assets and liabilities, requires significant estimates and assumptions. The primary drivers in our assumptions that resulted in the preliminary goodwill impairment were (1) lower than expected revenues since our prior annual goodwill impairment test conducted as of May 1, 2008 that caused us to reduce our revenue and cash flow projections at December 31, 2008, (2) an increase in the discount rates used at December 31, 2008 compared to May 1, 2008, (3) reductions in the terminal value growth rates used at December 31, 2008 compared to May 1, 2008, and (4) no expectation of an economic recovery in our cash flow projections. The primary drivers behind our changed expectations for future results, cash flows and liquidity were the global economic slowdown and a decrease in advertising and customer spending and in some cases certain of our customers experiencing financial challenges including bankruptcy, as well as CTM’s new lines of business that did not perform as expected and were discontinued beginning in the fourth quarter of fiscal 2008. All of these factors contributed to the reduction in the revenue and cash flow projections at December 31, 2008 compared to May 1, 2008. Should these estimates or assumptions prove to be incorrect, we may adjust our preliminary impairment in future periods.

(in millions)			Change
Nine months ended April 30,	2009	2008	$	%
Loss from operations	$(34.1)	$(1.6)	$(32.5)	nm
Interest income, net	—	0.1	(0.1)	(163.8)%
Other expense, net	—	(0.1)	0.1	108.2
Minority interests	0.7	(0.2)	0.9	nm
Benefit from income taxes	—	0.2	—	—
Net loss	$(33.5)	$(1.6)	$(31.6)	nm

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Minority Interests.  Minority interests arise from the 47% interest held by the minority owners of IDW.

Income Taxes.  Benefit from income taxes in the nine months ended April 30, 2009 compared to the similar period in fiscal 2008 remained unchanged primarily because the benefit from federal and foreign income tax expense decreased.  Our foreign income tax expense results from income generated by our foreign subsidiaries that cannot be offset against losses generated in the United States.

CTM

(in millions)			Change
Nine months ended April 30,	2009	2008	$	%
Revenues	$14.2	$14.8	$(0.6)	(3.8%)
Direct cost of revenues	5.5	4.9	0.6	12.5
Selling, general and administrative	8.4	10.0	(1.6)	(15.7)
Depreciation and amortization	0.6	0.6	0.0	7.0
Bad debt expense	0.5	0.2	0.3	156.3
Impairment and severance charges	30.3	0.2	30.1	nm
Loss from operations	$(31.1)	$(1.0)	$(30.1)	nm

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Revenues.  The decrease in CTM’s revenues in the nine months ended April 30, 2009 compared to the similar period in fiscal 2008 was primarily due to a decrease in distribution revenues attributable to the global economic slowdown and a decrease in advertising and customer spending and in some cases certain customers going out of business.  Offsetting this decrease in distribution revenues was an increase in printing revenues during the fiscal 2009 period.

Direct Cost of Revenues.  Direct costs of revenues consist of warehouse and delivery expense as well as salaries related to those costs and printing costs.  The increase in direct cost of revenues in the nine months ended April 30, 2009 compared to the similar period in fiscal 2008 reflects a shift in costs as a result of the decrease in distribution revenues with an increase in printing revenues.  Printing revenues are a lower margin business compared to the higher margin distribution business. However, we maintain the printing business as a method to solidify our relationship with our customers by providing this requested service.

CTM’s aggregate gross margin decreased in the nine months ended April 30, 2009 to 61.2% from 66.9% in the nine months ended April 30, 2008. The decrease was primarily due to the mix of products as a result of an increase in lower margin printing revenues.

Selling, General and Administrative.  Selling, general and administrative expenses consist primarily of payroll and related benefits, facilities costs and insurance.  Selling, general and administrative expenses decreased in the nine months ended April 30, 2009 compared to similar period in fiscal 2008 primarily due to the exit from certain unprofitable lines of businesses, consisting of Traffic Pull and Local Pull, our Internet search position enhancement, and Click2Talk, our Web-based communications product. The exit from these lines of business was a process that commenced in the fourth quarter of fiscal 2008 and is mostly completed. The Local Pull product is still being offered by CTM, however the business model has been reworked and Local Pull is being marketed through outsourcing which is more cost effective for us. Total selling, general and administrative expenses for these exited businesses was $0.9 million and $3.5 million for the nine months ended April 30, 2009 and 2008, respectively. As a percentage of CTM’s aggregate revenues, selling, general and administrative expenses decreased in the nine months ended April 30, 2009 to 59.1% from 67.5% in the nine months ended April 30, 2008, as selling, general and administrative expenses decreased at a faster rate than revenues.

Impairment and severance charges.   CTM recorded goodwill impairment charges of $29.7 million in the nine months ended April 30, 2009, which reduced the carrying value of its goodwill to zero.  In the second quarter of fiscal 2009, the following events and circumstances indicated that the fair value of certain of our reporting units may be below their carrying value: (1) a significant adverse change in the business climate, (2) operating losses of reporting units, and (3) significant revisions to internal forecasts. We measured the fair value of CTM by discounting its estimated future cash flows using an appropriate discount rate. CTM’s carrying value including goodwill exceeded its estimated fair value, therefore additional steps were performed to determine whether an impairment of goodwill was required.  As a result of this analysis, in the nine months ended April 30, 2009, we recorded preliminary goodwill impairment of $29.7 million, which is subject to adjustment.  We recorded the preliminary amount because it was probable that goodwill was impaired, and the amount of impairment could be reasonably estimated.  We expect that we will complete the goodwill impairment analysis in the fourth quarter of fiscal 2009.  Calculating the fair value of the reporting units, and allocating the estimated fair value to all of the tangible assets, intangible assets and liabilities, requires significant estimates and assumptions.  Should these estimates or assumptions prove to be incorrect, we may adjust our preliminary impairment in future periods.

IDW

(in millions)			Change
Nine months ended April 30,	2009	2008	$	%
Revenues	$8.3	$6.6	$1.7	24.6%
Direct cost of revenues	5.1	4.1	1.0	23.2
Selling, general and administrative	2.5	2.3	0.2	8.3
Depreciation and amortization	0.2	—	0.2	nm
Impairment and severance charges	1.8	—	1.8	nm
Loss (income) from operations	$(1.3)	$0.2	$(1.5)	nm

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Revenues.  The increase in IDW’s revenues in the nine months ended April 30, 2009 compared to the similar period in fiscal 2008 was due to new editorial hires, which have resulted in more and better products and an increase in the number of titles we are releasing on a weekly and monthly basis, and the success of our Presidential Material comic books, particularly a volume featuring Barack Obama, and our licensed comics, particularly books based on Angel, Star Trek, and Transformers.

Direct Cost of Revenues.  Direct costs of revenues consist primarily of printing expenses and costs of artist and writers. The increase in direct cost of revenues in the nine months ended April 30, 2009 compared to the similar period in fiscal 2008 reflects the increase in revenues.

IDW’s aggregate gross margin decreased slightly in the nine months ended April 30, 2009 to 38.9% from 38.2% in the nine months ended April 30, 2008. The decrease in the nine months ended April 30, 2009 was primarily due to the mix of products.

Selling, General and Administrative.  Selling, general and administrative expenses increased in the nine months ended April 30, 2009 compared to the similar period in fiscal 2008 primarily due to expense increases relating to the increase in titles sold and the increase in the number of employees, as well as moving to new facilities to accommodate the growth which carries higher costs.  As a percentage of IDW’s aggregate revenues, selling, general and administrative expenses decreased in the nine months ended April 30, 2009 to 30.1% from 34.6% in the nine months ended April 30, 2008, as the increase in revenues was higher than the increase in selling, general and administrative expenses.

Impairment and severance charges.   IDW recorded goodwill impairment charges of $1.8 million in the nine months ended April 30, 2009, which reduced the carrying value of its goodwill to zero.  In the second quarter of fiscal 2009, the following events and circumstances indicated that the fair value of certain of our reporting units may be below their carrying value: (1) a significant adverse change in the business climate, (2) operating losses of reporting units, and (3) significant revisions to internal forecasts.  We measured the fair value of IDW by discounting its estimated future cash flows using an appropriate discount rate. IDW’s carrying value including goodwill exceeded its estimated fair value, therefore additional steps were performed to determine whether an impairment of goodwill was required.  As a result of this analysis, in the nine months ended April 30, 2009, we recorded preliminary goodwill impairment of $1.8 million, which is subject to adjustment.  We recorded the preliminary amount because it was probable that goodwill was impaired, and the amount of impairment could be reasonably estimated.  We expect that we will complete the goodwill impairment analysis in the fourth quarter of fiscal 2009.  Calculating the fair value of the reporting units, and allocating the estimated fair value to all of the tangible assets, intangible assets and liabilities, requires significant estimates and assumptions. Should these estimates or assumptions prove to be incorrect, we may adjust our preliminary impairment in future periods.

YEAR ENDED JULY 31, 2008 COMPARED TO YEAR ENDED JULY 31, 2007

Consolidated

(in millions)			Change
Year ended July 31,	2008	2007	$	%
Revenues
CTM	$21.6	$20.3	$1.3	6.2%
IDW	9.9	1.4	8.5	627.4
Other	1.1	1.3	(0.2)	(12.1)
Total revenues	$32.6	$23.0	$9.6	41.7%

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Revenues.  The increase in consolidated revenues in fiscal 2008 was primarily due to the increase in IDW revenues, which was the result of the acquisition of IDW in the fourth quarter of fiscal 2007.

(in millions)			Change
Year ended July 31,	2008	2007	$	%
Costs and expenses
Direct cost of revenues	$12.5	$7.3	$5.2	72.5%
Selling, general and administrative	18.3	13.5	4.8	35.2
Depreciation and amortization	2.1	1.4	0.7	49.7
Bad debt expense	0.5	0.1	0.4	214.5
Impairment and severance charges	3.7	0.1	3.6	nm
Total costs and expenses	$37.1	$22.4	$14.7	65.1%

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Direct Cost of Revenues.  The increase in direct cost of revenues in fiscal 2008 was due primarily to the increase in IDW’s direct cost of revenues, which was the result of the acquisition of IDW in the fourth quarter of fiscal 2007. Overall gross margin decreased from 68.4% in fiscal 2007 to 61.5% in fiscal 2008 primarily due to the increase in IDW revenues which have a relatively lower gross margin.

Selling, General and Administrative.  The increase in selling, general and administrative expenses in fiscal 2008 was due to increases in the selling, general and administrative expenses of IDW, which was the result of the acquisition of IDW in the fourth quarter of fiscal 2007 as well as increases in the selling, general and administrative expenses of CTM. CTM’s selling, general and administrative expenses increased in fiscal 2008 due primarily to increases in compensation and commission expenses as a result of our sales growth initiative which consisted of our increasing of our sales force and expanding into new territories. This sales growth initiative consisted of the creation of new lines of businesses of CTM, consisting of Traffic Pull and Local Pull, our Internet search position enhancement ventures, and Click2Talk, our Web-based communications product. These new lines of business have been discontinued beginning in the fourth quarter of fiscal 2008. The Local Pull product is still being offered by CTM, however the business model has been reworked and Local Pull is being marketed through outsourced channels, which is more cost effective for us. Total selling, general and administrative expenses for these exited businesses was $4.6 million and $3.0 million for fiscal 2008 and 2007, respectively. As a percentage of total revenues, selling, general and administrative expenses decreased from 58.4% in fiscal 2007 to 56.0% in fiscal 2008 as total revenues increased at a faster rate than selling, general and administrative expenses

Bad Debt Expense.  The increase in bad debt expense in fiscal 2008 compared to fiscal 2007 was due primarily to the increase in CTM’s bad debt as a result of several of its customers going out of business and an increase in WMET’s bad debt expense which reflected the aging of its accounts receivable on one of its larger customers.

Impairment and Severance Charges.   Impairment and severance charges in fiscal 2008 included mainly impairment charges of $3.5 million in WMET’s fixed assets.

(in millions)			Change
Year ended July 31,	2008	2007	$	%
(Loss) income from operations	$(4.5)	$0.6	$(5.1)	nm
Interest income, net	0.1	0.1	—	—
Other expense, net	(0.1)	(0.4)	0.3	72.1%
Minority interests	(0.4)	(0.1)	(0.3)	254.1
Provision for income taxes	(0.4)	(0.5)	0.1	(16.6)
Net loss	$(5.3)	$(0.3)	$(5.0)	nm

Interest Income, net.  The slight decrease in net interest income in fiscal 2008 was due primarily to a decrease in interest income as a result of lower yields on our interest bearing cash.

Other Expense, net.  Other (expense) income in fiscal 2007 consisted primarily on losses of CTM.

Minority Interests.  Minority interests arise from the 47% minority owners of IDW.

Income Taxes.  Income tax expense decreased in fiscal 2008 due primarily to decreases in our federal and foreign income tax expense, partially offset by an increase in state and local income tax expense. Our foreign income tax expense results from income generated by our foreign subsidiaries that cannot be offset against losses generated in the United States.

CTM

(in millions)			Change
Year ended July 31,	2008	2007	$	%
Revenues	$21.6	$20.3	$1.3	6.2%
Direct cost of revenues	7.0	6.4	0.6	9.7
Selling, general and administrative	13.7	11.0	2.7	23.5
Depreciation and amortization	0.7	0.7	—	—
Bad debt expense	0.3	0.1	0.2	204.9%
Impairment and severance charges	0.2	0.1	0.1	75.8
(Loss) income from operations	$(0.3)	$2.0	$(2.3)	(117.5)%

Revenues.  The increase in CTM’s revenues in fiscal 2008 was primarily due to the growth in CTM as a result of our sales growth initiative as well as an increase in lower margin printing revenues. The sales growth initiative consisted of increasing our sales force and expanding into new territory, which we started in late calendar year 2007.  Printing revenues are a lower margin business for us as compared to our higher margin distribution business. However we maintain the printing business as a method to solidify our relationship with our customers by proving this requested service.

Direct Cost of Revenues.  The increase in direct cost of revenues in fiscal 2008 reflects the higher printing cost of revenues as well as expansion of our distribution workforce. CTM’s aggregate gross margin decreased in fiscal 2008 to 67.5% from 68.5% in fiscal 2007. The decrease in gross margins was primarily due to the growth in printing revenues which has lower gross margins than distribution revenues.

Selling, General and Administrative.  Selling, general and administrative expenses increased in fiscal 2008 compared to fiscal 2007 primarily due to increases in compensation and commission expenses as a result of our sales growth initiative which consisted of our increasing of our sales force and expanding into new territory. This sales growth initiative consisted of the creation of new lines of businesses of CTM, consisting of Traffic Pull and Local Pull, our Internet search position enhancement, and Click2Talk, our Web-based communications product. These new lines of business have been discontinued beginning in the fourth quarter of fiscal 2008.   The Local Pull product is still being offered by CTM, however the business model has been reworked and Local Pull is being marketed through outsourcing which is more cost effective for us. Total selling, general and administrative expenses for these exited businesses was $4.6 million and $3.0 million for fiscal 2008 and 2007, respectively. As a percentage of CTM’s aggregate revenues, selling, general and administrative expenses increased in fiscal 2008 to 63.6% from 54.3% in fiscal 2007.

IDW

(in millions)			Change
Year ended July 31,	2008	2007	$	%
Revenues	$9.9	$1.4	$8.5	627.4%
Direct cost of revenues	5.6	0.9	4.7	nm
Selling, general and administrative	3.1	0.4	2.7	nm
Depreciation and amortization	0.7	—	0.7	nm
Income from operations	$0.5	$0.1	$0.4	nm

nm—not meaningful

We acquired IDW in the fourth quarter of fiscal 2007. The results of operations for fiscal 2007 therefore represent operations during the fourth quarter of fiscal 2007 while fiscal 2008 includes a full year of operations.

LIQUIDITY AND CAPITAL RESOURCES

Historically, we have satisfied our cash requirements through cash flow from operating activities generated from CTM and funding from IDT.

(in millions)	Nine months ended Arpil 30,	Year ended July 31,
	2009	2008	2007
Cash flows (used in) provided by
Operating activities	$(0.8)	$(0.2)	$2.0
Investing activities	(1.5)	(1.0)	(3.2)
Financing activities	0.75	1.1	3.6
(Decrease) increase in cash and cash equivalents	$(1.6)	$(0.1)	$2.4

Operating Activities

Our cash flow from operations varies from quarter to quarter and from year to year, depending on our operating results and the timing of operating cash receipts and payments, specifically trade accounts receivable and trade accounts payable. In the fourth quarter of fiscal 2008, we commenced the exit of certain unprofitable lines of businesses of CTM, consisting of Traffic Pull and Local Pull, our Internet search position enhancement, and Click2Talk, our Web-based communications product. The exit from these lines of business is mostly completed. The Local Pull product is still being offered by CTM, however the business model has been reworked and Local Pull is being marketed through outsourcing which is more cost effective for us. Cash flow used in operating activities from these exited businesses was approximately $0.9 million, $4.6 million and $3.0 million in the nine months ended April 30, 2009, and in fiscal 2008 and 2007, respectively.

Investing Activities

Our capital expenditures were $0.5 million in the nine months ended April 30, 2009, $0.9 million in fiscal 2008 and $0.7 million in fiscal 2007. We currently anticipate that total capital expenditures for all of our divisions in fiscal 2009 will be approximately $1.0 million. The decrease is the result of CTM upgrading their fleet of trucks and brochure distribution racks and stands as well as CTM moving to a new location in previous periods. We expect to fund our capital expenditures with our cash, cash equivalents and marketable securities on hand and cash that we expect to receive from IDT prior to the consummation of the spin-off.

In the nine months ended April 30, 2009, IDW invested $1.0 million in a short-term instrument.

In the fourth quarter of fiscal 2007, we acquired a controlling interest in IDW for $2.4 million, net of cash of $1.6 million.

Financing Activities

During all periods presented, IDT, our parent company, provided us with the required liquidity to fund our working capital requirement and investments for some of our businesses. We used any excess cash provided by our operations to repay IDT. In the nine months ended April 30, 2009 and in fiscal 2008 and in fiscal 2007, IDT provided cash to us of $1.0 million, $1.8 million, and $3.7 million, respectively. At April 30, 2009, the amount due to IDT was $23.9 million. Upon consummation of the spin-off, the amount due to IDT is expected to be converted into a capital contribution.

We distributed cash of $0.3 million in the nine months ended April 30, 2009 and $0.5 million in fiscal 2008 to the minority equity holders of IDW. There were no distributions to minority equity holders in fiscal 2007.

We repaid capital lease obligations of $0.1 million in the nine months ended April 30, 2009, in fiscal 2008 and in fiscal 2007.

CHANGES IN TRADE ACCOUNTS RECEIVABLE, ALLOWANCE FOR DOUBTFUL ACCOUNTS AND DEFERRED REVENUE

Gross trade accounts receivable decreased to $4.0 million at April 30, 2009 compared to $4.7 million at July 31, 2008 and increased from $3.4 million at July 31, 2007. The decrease in the nine months ended April 30, 2009 is due to higher collections in IDW. The increase in gross account receivable at July 31, 2008 compared to July 31, 2007 was primarily due to increase in revenues of IDW. The allowance for doubtful accounts as a percentage of gross trade accounts receivable increased to 12.9% at April 30, 2009, compared to 2.9% at July 31, 2008 and 6.5% at July 31, 2007. The main reason for the changes in the allowance for doubtful accounts is due to changes in WMET’s allowance as result of new management revaluating the adequacy of WMET’s allowance.

Deferred revenue as a percentage of total revenues vary from period to period depending on the mix and the timing of revenues. Deferred revenue arises primarily from billings by CTM in advance of brochure distribution. Deferred revenue decreased to $1.5 million at April 30, 2009 and to $2.1 million at July 31, 2008 from $2.3 million at July 31, 2007 primarily due to fewer advance billings by CTM.

OTHER SOURCES AND USES OF RESOURCES

We intend to, where appropriate, make strategic investments and acquisitions to complement, expand, and/or enter into new businesses. In considering acquisitions and investments, we search for opportunities to profitably grow our existing businesses, to add qualitatively to the range of businesses in our portfolio and to achieve operational synergies. Historically such acquisitions have not exceeded $0.5 million with the average acquisition being less than $0.1 million. If we were to pursue an acquisition in excess of $0.5 million we would need to secure financing arrangements. At this time, we cannot guarantee that we will be presented with acquisition opportunities that meet our return on investment criteria, or that our efforts to make acquisitions that meet our criteria will be successful.

Historically, we satisfied our cash requirements primarily through operating cash generated by CTM and from funding from IDT. With the exit of certain lines of businesses within CTM, we expect our operations in the next twelve months and the balance of cash, cash equivalents, marketable securities that we held as of April 30, 2009, as well as the anticipated $2.0 million cash contribution from IDT and  expected conversion of our  $23.9 million debt which is Due to IDT at April 30, 2009 into a capital contribution, upon consummation of the spinoff, will be sufficient to meet our currently anticipated working capital and capital expenditure requirements, capital lease obligations, make limited acquisitions and investments, and to fund any potential operating cash flow deficits within any of our segments for at least the next twelve months. In addition, we anticipate that our expected cash balances as well as cash flows from our operations will be sufficient to meet our long term liquidity needs. The foregoing is based on a number of assumptions, including that we will collect on our receivables, effectively manage our working capital requirements, and maintain our revenue levels and liquidity. Predicting these matters is particularly difficult in the current worldwide economic situation and overall decline in consumer demand. Failure to generate sufficient revenue and operating income could have a material adverse effect on our results of operations, financial condition and cash flows. Failure to generate sufficient revenue and operating income could have a material adverse effect on our results of operations, financial condition and cash flows. The recoverability of assets is highly dependent on the ability of management to execute its business plan. We do not have any material debt obligations.

FOREIGN CURRENCY RISK

Revenues from our international operations represented 9.3% and 11.9% of our consolidated revenues from operations for the years ended July 31, 2008 and 2007, respectively. A significant portion of these revenues is in currencies other than the U.S. Dollar, primarily Canadian dollars and recently in Euros, although our revenues in Euros are not significant at this time. Our foreign currency exchange risk is somewhat mitigated by our ability to offset the majority of these non U.S. Dollar-denominated revenues with operating expenses that are paid in the same currencies. As such, the net amount of our exposure to foreign currency exchange rate changes is generally not material.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any “off-balance sheet arrangements,” as defined in relevant SEC regulations that are reasonably likely to have a current or future effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKETS RISKS

Smaller reporting companies are not required to provide the information required by this item.

RECENTLY ISSUED ACCOUNTING STANDARDS AND STANDARDS NOT YET ADOPTED

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), Business Combinations. SFAS 141(R) establishes principles and requirements for how the acquirer: (a) recognizes and measures the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, (b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and (c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141(R) requires the acquiring entity in a business combination to recognize the full fair value of the assets acquired and liabilities assumed in the transaction at the acquisition date; in-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; the immediate expense recognition of transaction costs; changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense; and restructuring plans will be accounted for separately from the business combination, among other things. In April 2009, the FASB issued FASB Staff Position (FSP) 141(R)-1, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies, which amends and clarifies SFAS 141(R) with regards to the initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. We are required to apply SFAS 141(R) and FSP 141(R)-1 to business combinations with an acquisition date on or after August 1, 2009. SFAS 141(R) fundamentally changes many aspects of existing accounting requirements for business combinations. As such, if we enter into any business combinations after the adoption of SFAS 141(R), a transaction may significantly impact our financial position and results of operations, but not our cash flows, when compared to acquisitions accounted for under current US GAAP.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51. SFAS 160 clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. Also, SFAS 160 requires consolidated net income (loss) to include the amounts attributable to both the parent and the noncontrolling interest, and it requires disclosure of the amounts of net income (loss) attributable to the parent and to the noncontrolling interest. Finally, SFAS 160 requires increases and decreases in the noncontrolling ownership interest amount to be accounted for as equity transactions, and the gain or loss on the deconsolidation of a subsidiary will be measured using the fair value of any noncontrolling equity investment rather than the carrying amount of the retained investment. We are required to adopt SFAS 160 on August 1, 2009. Upon the adoption of SFAS 160, we will change the classification and presentation of noncontrolling interest in our financial statements, which is currently referred to as minority interests. We are still evaluating the impact that SFAS 160 will have on our consolidated financial statements, but we do not expect SFAS 160 to have a material impact on our financial position, results of operations or cash flows.

In April 2008, the FASB issued FSP No. FAS 142-3, Determination of the Useful Life of Intangible Assets. This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, Goodwill and Other Intangible Assets. We are required to adopt FSP 142-3 on August 1, 2009. The guidance in FSP 142-3 for determining the useful life of a recognized intangible asset shall be applied prospectively to intangible assets acquired after adoption, and the disclosure requirements shall be applied prospectively to all intangible assets recognized as of, and subsequent to, adoption. We are currently evaluating the impact of FSP 142-3 on our consolidated financial statements.

In April 2009, the FASB issued FSP No. FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments. This FSP amends the guidance in US GAAP for assessing whether an impairment of a debt security is other than temporary, and revises the presentation and disclosure in the financial statements of other than temporary impairments of debt and equity securities. We are required to adopt FSP 115-2 on May 1, 2009. In addition, in April 2009, the SEC amended Topic 5.M. in the Staff Accounting Bulletin Series entitled Other Than Temporary Impairment of Certain Investments in Debt and Equity Securities to exclude debt securities from its scope. Topic 5.M., as amended, maintains the staff’s previous views related to equity securities. We are currently evaluating the impact of FSP 115-2 on our consolidated financial statements. We do not expect the amendment to Topic 5.M. to have a material impact on our financial position, results of operations or cash flows.

In April 2009, the FASB issued FSP No. FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments, which amends SFAS 107, Disclosures about Fair Value of Financial Instruments, to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. This FSP also amends APB Opinion No. 28, Interim Financial Reporting, to require those disclosures in summarized financial information at interim reporting periods. The FSP also requires entities to disclose the methods and significant assumptions used to estimate fair value of financial instruments in interim financial statements, and to highlight any changes in the methods and assumptions from prior periods. FSP 107-1 became effective for our financial statements beginning on May 1, 2009. We will include the disclosures required by FSP 107-1 in our consolidated financial statements for our first quarter ending October 31, 2009.

In May 2009, the FASB issued SFAS No. 165, Subsequent Events, to establish principles and requirements for subsequent events, in particular: (a) the period after the balance sheet date during which management of a reporting entity shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (b) the circumstances under which an entity shall recognize events or transactions occurring after the balance sheet date in its financial statements, and (c) the disclosures that an entity shall make about events or transactions that occurred after the balance sheet date. SFAS 165 is effective prospectively for interim or annual financial periods ending after June 15, 2009. SFAS 165 should not result in significant changes in the subsequent events that we report in our financial statements, because it does not change the previous recognition and disclosure guidance in the accounting literature and it does not change the date through which we were expected to evaluate subsequent events. This statement requires management to disclose the date through which subsequent events have been evaluated, which we will begin to disclose in our financial statements for the year ending July 31, 2009.

In June of 2009, the FASB approved its Accounting Standards Codification, or Codification, as the single source of authoritative United States accounting and reporting standards applicable for all non-governmental entities, with the exception of the SEC and its staff. The Codification, which changes the referencing of financial standards, is effective for interim or annual financial periods ending after September 15, 2009. Therefore, in the first quarter of fiscal 2010, all references made to US GAAP will use the new Codification numbering system prescribed by the FASB. As the Codification is not intended to change or alter existing US GAAP, it is not expected to have any impact on our consolidated financial position or results of operations.

BUSINESS

CTM Media Holdings, Inc., a Delaware corporation, is currently a subsidiary of IDT Corporation. Following the spin-off, our principal businesses, which are currently part of IDT, will consist of:

•	CTM Media Group, our brochure distribution company and other advertising-based new product initiatives focused on small to medium sized businesses;

•	Our majority interest in Idea and Design Works, LLC, which is a comic book and graphic novel publisher that creates and licenses original intellectual property; and

•	The WMET-AM radio station in the Washington, D.C. metropolitan area.

The spin-off will separate our businesses from the remainder of IDT’s operations and holdings, including IDT Telecom, IDT Energy and IDT’s alternative energy initiatives, as well as other interests. We, along with IDT’s management, believe that the operational and growth prospects of our businesses may best be realized by a separation from those non-spun-off businesses based on several factors including synergies and growth prospects. Each of our businesses is described in more detail below.

Our business will consist of the following segments: CTM and IDW. The results of operations of WMET do not comprise a separate segment and are reported under the heading “Other.”

CTM

CTM Media Group, Inc. develops and distributes print and mobile-based advertising and information in targeted tourist markets.  Advertisers include entertainment venues, tourist attractions, and cultural sites as well as their related service providers including dining, lodging, and transport services. CTM leverages its regional network of more than 11,000 proprietary brochure display stations to distribute over 135 million printed brochures and cards per year to tourists, and to drive mobile and Internet traffic to its online tourist information services.

CTM is headquartered at 11 Largo Drive South, Stamford, Connecticut.  CTM has approximately 165 employees, 14 of whom are part-time and 151 of whom are full-time, including management, sales, distribution, graphic designers, and corporate support. CTM has 16 field offices and over 30 distribution facilities within its territory. CTM’s strategically located display stations are managed by a dedicated organization utilizing over 30 warehouses, branded delivery vans, and a uniformed distribution and delivery team.

CTM was an independent brochure distribution company until it was purchased by IDT in June 2000.  At that time, CTM’s primary business centered on the distribution of brochures promoting Broadway shows within the greater New York City metropolitan area. Additional territories included Boston and other locations in New England, Toronto, Ottawa, Philadelphia, Southeast Florida, and Detroit.

Since the acquisition by IDT, CTM has grown both geographically and by developing related lines of business.  Geographic growth has been driven both by organic expansion to new territories and through selective purchases of regional businesses.  CTM currently has over 11,000 brochure display stations from which it distributed 135 million printed brochures in 2008.

CTM’s client base includes over 3,000 advertisers in 36 states and provinces in the United States (including Puerto Rico) and Canada.  Its distribution territory in the United States includes the Northeast, Mid-Atlantic, and Midwestern states. CTM is a brochure distribution market leader in each of the following greater metro areas: New York City, Boston, Toronto, Ottawa, Miami, Ft. Lauderdale, Philadelphia, Chicago, St. Louis, Kansas City, Minneapolis/St. Paul, Detroit and Cleveland.

CTM’s client base is diverse. No single advertiser contributes a significant portion of CTM revenues. However, CTM is the leading distributor of Broadway show brochures and derives approximately 10% to 15% of its revenues from Broadway and its affiliated advertising agencies.

Throughout its operating region, CTM operates five integrated and complimentary business lines: Brochure Distribution, Design & Print, Publishing, RightCardTM, and Digital Distribution.

Brochure Distribution:  CTM distributes client brochures through its network of more than 11,000 strategically located display stations.  Brochure distribution is CTM’s largest line of business generating roughly 85% of CTM’s revenues.

CTM’s extensive distribution and display station network is the key value driver and differentiator in this line of business. The large quantity and diversity of its display station locations allows CTM to segment its visitor audience and tailor targeted marketing programs for its clients. Locations are typically hosted within facilities serving the travel, tourism and entertainment industry, including: hotels and other lodgings, corporate and community venues, transportation terminals and hubs, tourist attractions and entertainment venues. CTM also contracts with public transportation authorities and high volume retail chains to host a small percentage of its brochure display stations.

CTM has developed strong relationships with its display station hosts and its regional client advertisers.  These relationships constitute a significant barrier to entry that CTM believes discourages competition within metropolitan markets.

CTM is the largest travel and tourism brochure display company in the Eastern and Midwestern United States, and the second largest nationally. Privately held Certified Folder Display is the national market leader with over 23,000 display station locations, primarily in the Western United States. Certified’s key metropolitan areas include San Francisco, Seattle, Los Angeles, Phoenix and Las Vegas. An estimated 20 to 30 other distribution companies competing from smaller regional bases comprise the remainder of the brochure distribution and display industry.

Design & Print:  CTM leverages its in-house design team and large print volumes to provide clients with cost-effective custom design and print services.  Design & Print services contribute approximately 7% of CTM’s revenues.

Publishing:  CTM publishes maps with integrated display advertising and identified tourist locations.  Current maps cover key metropolitan areas within CTM’s territory including Boston/New England, Chicago, Kansas City, Minneapolis/St. Paul, New York City, Philadelphia, Southeast Florida, St. Louis, and Toronto.  Publishing accounts for approximately 3%-5% of CTM revenues.

RightCardTM: CTM designs and prints RightCardsTM – pocket-sized cards in a consistent format distributed through a network of specialized display stations in high-traffic areas. The RightCardTM content format includes a discount or value offer, map and contact information in both print and online. RightCardsTM are distributed at approximately 600 locations. The RightCardTM program contributes approximately 3%-5% of CTM’s revenues.

Digital Distribution:  CTM’s digital distribution business helps CTM clients effectively target and reach tourists who use mobile devices and/or the Internet.  In 2008, CTM launched its “City in the Pocket” series with mobile New York (www.cipny.mobi). CTM plans to introduce comparable mobile sites for Philadelphia, Chicago, and Boston later this year. Beginning in January of this year, a new text alert system developed and provided by CTM offered tourists the ability to subscribe to and receive text alerts of offers and news from local attractions and venues.

CTM’s telephone number at its headquarters is (203) 323-9345 and its website is www.ctmmediagroup.com.

IDW

Idea and Design Works, LLC is an independent comic book publisher pre-eminent in the horror and action genres, boasting such high-profile titles as 30 Days of Night, Angel, Doctor Who, G.I. Joe, Locke and Key, Star Trek and The Transformers.

In 1999, four entertainment executives and artists established IDW as a creative-service company providing artwork and graphic design to entertainment companies. In 2001, IDW formed its publishing division, IDW Publishing, which initially focused on producing a small number of high-quality publications and has since grown into a fully staffed publishing company.  In June 2007, a subsidiary of IDT purchased a 53% interest in IDW.  Founders of IDW, including Ted Adams, its current CEO, retained the remaining ownership interests in IDW.

IDW has established itself as a significant player in the comic book and graphic novel marketplace. IDW has been named Publisher of the Year in 2003, 2004, 2005, 2007, and 2008 by Diamond Comic Distributors, Inc. In 2007, Hasbro named IDW as their “Transformers Licensee of the Year – Publishing” and the nationally televised Spike Awards named 30 Days of Night as the “Best Comic Book.” In 2008, IDW won an Eisner Award for its series “The Complete Terry and the Pirates.” In 2007 and 2008, IDW was the only comic publisher named by Global License as one on the “Top Global Licensees.”

IDW’s comic book and trade paperback publications are distributed through two channels: (i) to comic book specialty stores on a non-returnable basis (the “direct market”), and (ii) to traditional retail outlets, including bookstores and newsstands, on a returnable basis (the “mass market”). In addition, IDW provides clients with custom comic books and artwork/graphic design services (“creative services”). In fiscal 2006, 2007 and 2008, the direct market accounted for 68%, 56% and 50% of IDW’s revenue, while the mass market accounted for 10%, 30% and 34%, and creative services accounted for 18%, 10% and 11%, respectively.  IDW’s primary customer is Diamond Comic Distributors, Inc. (“Diamond”), an unaffiliated entity that handles the vast majority of all comic publishers’ direct market distribution. Diamond purchases IDW’s publications and subsequently sells them to both the direct and non-direct markets. Retail stores are also indirect IDW customers.

In an effort to increase availability of versions of its content at retail outlets, IDW has entered into a number of digital distribution agreements this year, and IDW’s publications are currently available for purchase via mobile phones, primarily iPhones/iPod Touch. IDW has also entered into agreements for distribution via handheld video game devices, and direct-to-desktop and titles are expected to be available in both formats later this year.  IDW’s business cycle is driven by its publishing schedule and movie release dates (of movies for which IDW publishes comic books and graphic novels) which are set by third party studios.

IDW faces significant competition from other publishers such as Marvel Comics, DC Comics, Dark Horse Comics, Image Comics, and Dynamic Forces, many of which are substantially larger than IDW and have much greater resources than IDW.

In fiscal 2008, IDW generated revenues of $9.9 million and operating income of $0.5 million compared to the period of June 8, 2007 (date of IDT’s purchase of its interest in IDW) to July 31, 2007 when IDW generated revenues of $1.4 million and operating income of nil. In the nine months ended April 30,   2009, IDW has generated revenues of $8.3 million and an operating loss of $1.3 million. Included in the operating loss was goodwill impairment of $1.8 million related to IDT’s acquisition of IDW.

IDW currently employs 20 full-time employees and 3 part-time employees.

IDW’s telephone number at its headquarters is (858) 270-1315 and its website is www.idwpublishing.com.

WMET

We own and operate WMET 1160 AM, a radio station in the Washington, D.C. metropolitan area. In July, 2002, IDT purchased Beltway Acquisition Corporation, the entity holding WMET’s Federal Communications Commission (“FCC”) broadcast license. The station  broadcasts at  50KW power daytime and 1.5kW after sunset  serving the Washington, D.C. metropolitan area, the nation’s eighth-largest radio market, including the corridor from Baltimore, Maryland to Richmond, Virginia. WMET is a reseller of radio broadcast time to outside parties.

In addition to broadcasting in the Washington, D.C. metropolitan area, WMET’s radio signal is simultaneously broadcast via Web-streaming technology.  WMET’s customers, who buy airtime, provide a balance of entertainment and information programming, including Spanish and Ethiopian programming.

In the format as a primary reseller of radio broadcast to outside parties, WMET earns revenues through the rental of airtime slots as well as the sale of advertising. In the nine months ended April 30 2009, WMET generated revenues of $0.9 million and an operating loss of $1.7 million. Included in the operating loss was goodwill impairment of $1.1 million related to IDT’s acquisition of WMET.  In fiscal 2008, WMET generated revenues of $1.2 million and an operating loss of $4.6 million, which included a $3.5 million impairment of fixed assets.  In fiscal 2007,WMET generated revenues of $1.3 million and an operating loss of $1.4 million. WMET offers studio personnel providing technical support which it feels is a competitive advantage over its competitors.

The types of properties required to support WMET include an office, studios and a tower and antenna site. The tower and antenna site is located in an area that provides maximum market coverage.

WMET has a license from the FCC to operate at 1160 MHz in the AM band and is licensed in Gaithersburg, Maryland.

The radio broadcasting industry is subject to extensive and changing regulation of, among other things, program content, advertising content, technical operations and business and employment practices. The ownership, operation and sale of radio stations are subject to the jurisdiction of the FCC. Among other things, the FCC:

•	assigns frequency bands for broadcasting;

•	determines the particular frequencies, locations, operating powers and other technical parameters of stations;

•	issues, renews, revokes, conditions and modifies station licenses;

•	determines whether to approve changes in ownership or control of station licenses;

•	regulates equipment used by stations; and

•	adopts and implements regulations and policies that directly affect the ownership, operation and employment practices of stations.

The FCC has the power to impose penalties for violations of its rules or the Communications Act of 1934 ( the “Communications Act”), including the imposition of monetary forfeitures, the issuance of short-term licenses, the imposition of a condition on the renewal of a license, non-renewal of licenses and the revocation of operating authority. The following is a brief summary of some provisions of the Communications Act and of specific FCC regulations and policies. The summary is not a comprehensive listing of all of the regulations and policies affecting radio stations. For further information concerning the nature and extent of Federal regulation of radio stations, you should refer to the Communications Act, FCC rules and public notices, and the rulings of the FCC and applicable courts.

FCC AM Radio Licenses

Radio stations operate pursuant to renewable broadcasting licenses that are ordinarily granted by the FCC for maximum terms of eight years. A station may continue to operate beyond the expiration date of its license if a timely filed license renewal application is pending. During the periods when renewal applications are pending, petitions to deny license renewals can be filed by interested parties, including members of the public. The FCC is required to hold hearings on a station’s renewal application if a substantial or material question of fact exists as to whether the station has served the public interest, convenience and necessity. If, as a result of an evidentiary hearing, the FCC determines that the licensee has failed to meet certain requirements and that no mitigating factors justify the imposition of a lesser sanction, then the FCC may deny a license renewal application. Historically, FCC licenses have generally been renewed. WMET’s FCC license expires on October 1, 2011. We have no reason to believe that our license for WMET will not be renewed in the ordinary course, although there can be no assurance to that effect. The non-renewal of that license could have a material adverse effect on our radio business.

Pursuant to FCC rules and regulations, many AM radio stations, including WMET, are authorized to operate only at a reduced power during the nighttime broadcasting hours, which results in reducing the radio station’s coverage during the nighttime hours of operation.

WMET currently is licensed to serve Gaithersburg, Maryland as a Class B AM station on 1160 MHz with 50 kilowatt of effective radiated power during the daytime hours and 1.5 kilowatt during the nighttime hours.

Transfers or Assignment of AM Radio License

The Communications Act prohibits the assignment of broadcast licenses or the transfer of control of a broadcast licensee without the prior approval of the FCC. In determining whether to grant such approval, the FCC considers a number of factors pertaining to the licensee and proposed licensee, including:

•	compliance with the various rules limiting common ownership of media properties in a given market;

•	the character of the licensee and those persons holding attributable interests in the licensee; and

•	compliance with the Communications Act’s limitations on foreign ownership as well as compliance with other FCC regulations and policies.

If we determine that it is in our best interest to sell the WMET license to a third party, we will need to obtain the prior consent of the FCC before consummating the sale of the WMET FCC license.

From time to time we may evaluate the corporate entities and structure that controls WMET and may determine that is in our best interest to reorganize that structure.  If we determine it is in our best interests to modify that ownership structure, we will need to obtain prior FCC approval of a pro forma transfer control of the license if there is a less than 50% change in the ownership interest.

As a result of the spin-off, a pro forma transfer of WMET would occur.  Accordingly, we will file a pro forma application with the FCC seeking approval of the proposed modification of the ownership structure of WMET whereby the stockholders of IDT would be the ultimate owner of Beltway Acquisition Corporation (the licensee of WMET) instead of IDT being the owner.

WMET currently employs six full time employees and three to six part-time employees.

WMET’s telephone number at its headquarters is (202) 969-9884 and its website is www.wmet1160.com.

MANAGEMENT

Directors and Executive Officers

Set forth below is information concerning our executive officers and directors immediately following the distribution date.

Name	Age	Position
Howard S. Jonas	52	Chairman of the Board and Director
Marc E. Knoller	48	Chief Executive Officer, President and Director
Leslie B. Rozner	56	Chief Financial Officer, Treasurer and Corporate Secretary
Jan Buchsbaum	26	Director
Perry Davis	60	Director
Dr. Elion Krok	48	Director

Howard S. Jonas founded IDT in August 1990, and has served as Chairman of the Board of Directors since its inception. Mr. Jonas served as Chief Executive Officer of IDT from December 1991 until July 2001, as President of IDT from December 1991 through September 1996, and as Treasurer of IDT from inception through 2002. Mr. Jonas has also served as the Vice Chairman of the Board of Directors of IDT Telecom from December 1999 to April 2008, as Co-Chairman since April 2008, and as a director of IDT Capital since September 2004. Mr. Jonas served as Co-Chairman of the Board of Directors of IDT Entertainment from November 2004 until August 2006. Since August 2006, Mr. Jonas has been a director of Starz Media Holdings, LLC, Starz Media, LLC and Starz Foreign Holdings, LLC, each of which is a subsidiary of Liberty Media Corporation. In addition, Mr. Jonas has been a director of IDT Energy since June 2007 and a director of American Shale Oil Corporation since January 2008. Mr. Jonas is also the founder and has been President of Jonas Media Group (f/k/a Jonas Publishing) since its inception in 1979. Mr. Jonas was the Chairman of the Board of Directors of Net2Phone from October 2001 to October 2004, the Vice Chairman of the Board of Directors of Net2Phone from October 2004 to June 2006, and has served as the Chairman of Net2Phone since June 2006.  Mr. Jonas has served as our Chairman since our inception.  Mr. Jonas received a B.A. in Economics from Harvard University.

Marc E. Knoller has been an Executive Vice President of IDT since December 1998 and served as a director of IDT from March 1996 to August 2007. Mr. Knoller joined IDT as a Vice President in March 1991 and also served as a director of its predecessor. Mr. Knoller has served as Vice President of Jonas Media Group (f/k/a Jonas Publishing) since 1991. Mr. Knoller has been our Chief Executive Officer since our inception. Mr. Knoller received a B.B.A. from Baruch College.

Leslie B. Rozner has been the Chief Financial Officer of Holdings since inception and CFO of CTM Media Group since August 2008. Mr. Rozner served as CFO of IDT Spectrum from July 2006 until July 2008. Prior to that time, Mr. Rozner worked as a CPA and provided consulting services to IDT.  Mr. Rozner originally joined IDT in 1991 and served as the first CFO of IDT until 1993. Mr. Rozner is a certified public accountant licensed by the State of New York.  Mr. Rozner received a BS in Accounting from Brooklyn College of CUNY. Mr. Rozner filed for Chapter 7 personal bankruptcy in October 2005, which was discharged in December 2007.

Jan Buchsbaum  has been a director of the Company since August 2009. Mr. Buchsbaum serves as a management associate at New York Life Insurance Company. Prior to working at New York Life, Mr. Buchsbaum served as founder and CEO of MTB Solutions, Inc., a New York-based electronics distribution company, from August 2007 to July 2009, and currently serves on MTB’s board of directors. From May to August 2008, Mr. Buchsbaum worked as a summer associate in Scotia Capital, the investment banking unit of the Bank of Nova Scotia. Mr. Buchsbaum worked for IDT Telecom from August 2006 through August 2007, and for IDT Entertainment from August 2005 through August 2006. Mr. Buchsbaum received his M.B.A. from Georgetown University and a B.S. in Business, Management and Finance from Brooklyn College.

Perry Davis  has been a director of the Company since August 2009.  Mr. Davis is a partner at Perry Davis Associates, Inc. (PDA), an international consulting firm providing management and development assistance to non-profit organizations. Mr. Davis is a founder of PDA and has been its President since 1986. Mr. Davis received his Ph.D. in Public Law and Government from Columbia University and a B.A. in Political Science from Yeshiva College.

Dr. Elion Krok has been a director of the Company since August 2009.  Dr. Krok founded Natron, Inc. in 1988, and has been the President and a director since its inception.  Natron, Inc. markets and sells consumer household products, including Wipease®.  Dr. Krok received his M.B.Ch.B. from the University of Cape Town, South Africa and has been a medical resident at St. Barnabas Hospital in Livingston, New Jersey since October 2008.

Board of Directors

Our Board of Directors is composed of Howard Jonas, Marc Knoller, Jan Buchsbaum, Perry Davis and Elion Krok.  Each director will hold office, in accordance with our Restated Certificate of Incorporation (our “Certificate of Incorporation”) and By-Laws, until the next annual meeting of stockholders and until his successor is duly elected and qualified.

CORPORATE GOVERNANCE

Director Independence

Our Corporate Governance Guidelines provide that a majority of our directors must be independent as defined therein.  Our Board of Directors has determined that each of Messrs. Buchsbaum, Davis and Krok is “independent” in accordance with the Corporate Governance Guidelines and, thus, that a majority of the current Board of Directors is independent.

Committees of the Board of Directors

Our Board of Directors has established an Audit Committee, a Nominating Committee, a Compensation Committee, and a Corporate Governance Committee. All members of the Audit, Nominating, Compensation and Governance Committees meet the criteria for independence as established by our Corporate Governance Guidelines and under the Sarbanes-Oxley Act of 2002. Each of the Committees is described in greater detail below. The Board has established written charters for each of the Committees, which will be available on our website located at www.ctmholdings.com following the spin-off. Following the spin-off, any changes to the charters will be reflected on our website.

Audit Committee

Messrs. Buchsbaum (Chairman), Davis and Krok have been designated as members of our Audit Committee. The principal duties of the Audit Committee under its written charter include: (i) responsibilities associated with our external and internal audit staffing and planning; (ii) accounting and financial reporting issues associated with our financial statements and filings with the SEC; (iii) financial and accounting organization and internal controls; (iv) auditor independence and approval of non-audit services; and (v) “whistle-blower” procedures for reporting questionable accounting and audit practices.

The Audit Committee charter require s that the Committee be comprised of at least two directors, both of whom must be independent under our Corporate Governance Guidelines and the Sarbanes-Oxley Act of 2002. In addition, each member of the Audit Committee is financially literate within the meaning of our Corporate Governance Guidelines, and our Board of Directors has determined that Mr. Buchsbaum has sufficient accounting or financial management expertise to qualify as an “audit committee financial expert,” in accordance with SEC rules.

Nominating Committee

Messrs. Jonas (Chairman) and Knoller have been designated as members of our Nominating Committee. The principal duties of the Nominating Committee under its charter include: (i) developing the criteria and qualifications for membership on the Board of Directors; (ii) recommending candidates to fill new or vacant positions on the Board of Directors; and (iii) conducting appropriate inquiries into the backgrounds of potential candidates.

Compensation Committee

Messrs. Buchsbaum, Davis and Krok (Chairman) have been designated as members of our Compensation Committee. The principal duties of the Compensation Committee under its charter include: (i) ensuring that a succession plan for the Chief Executive Officer is in place; (ii) reviewing management’s recommendations for executive officers and making recommendations to the Board of Directors; (iii) approving the compensation for the Chief Executive Officer; (iv) reviewing and approving compensation policies and practices for other executive officers including their annual salaries; (v) reviewing and approving major changes in employee benefit plans; (vi) reviewing short and long-term incentive plans and equity grants; and (vii) recommending to the full Board changes to the compensation of the independent members of the Board of Directors.  The Compensation Committee charter require s that the Committee be comprised of at least two directors, both of whom must be independent under our Corporate Governance Guidelines.

Corporate Governance Committee

Messrs. Buchsbaum, Davis (Chairman) and Krok have been designated as members of our Corporate Governance Committee on or prior to the spin-off. The principal duties of the Corporate Governance Committee under its charter include: (i) reviewing our Corporate Governance Guidelines and other policies and governing documents and recommending revisions as appropriate; (ii) reviewing any potential conflicts of independent directors; (iii) reviewing and monitoring related person transactions; and (iv) overseeing the self-evaluations of the Board of Directors, the Audit Committee and the Compensation Committee. The Corporate Governance Committee charter require s that the Committee be comprised of at least two directors, both of whom must be independent under our Corporate Governance Guidelines.

Governance Practices

Following the spin-off, we will observe corporate governance practices and principal governance documents which are designed to ensure that we maximize stockholder value in a manner that is consistent with both the legal requirements applicable to us and a business model that requires our employees to conduct business with the highest standards of integrity. Ou r Board has adopte d and adhere s to corporate governance principles which the Board and senior management believe promote this purpose, are sound and represent best practices, and will review these governance practices, the corporate laws of the State of Delaware under which we were incorporated and the regulations of the SEC, as well as best practices recognized by governance authorities to benchmark the standards under which it operates. Our principal governance documents are as follows:

•	Corporate Governance Guidelines;

•	Board of Directors committee charters, including:

▪	Audit Committee charter;

▪	Nominating Committee charter;

▪	Compensation Committee charter;

▪	Corporate Governance Committee charter; and

•	Code of Business Conduct and Ethics.

Our governance documents will be available following the distribution date on our web site at www.ctmholdings.com

Our Board of Directors, with assistance from its Corporate Governance Committee, will regularly assess our governance practices in light of legal requirements and governance best practices.

Executive Director Sessions

Under our Corporate Governance Guidelines, the outside directors will meet in regularly scheduled executive sessions without management. We expect that a lead independent director will be selected by the Board to serve as the presiding director at these meetings.

Communications with the Board of Directors

After the spin-off, stockholders and other interested persons seeking to communicate directly with the Board of Directors, with the lead independent director or the independent directors as a group, should submit their written comments c/o Lead Independent Director at our principal executive offices set forth on page 4. The lead independent director will review any such communication at the next regularly scheduled Board meeting unless, in his or her judgment, earlier communication to the Board is warranted.

If a stockholder communication raises concerns about the ethical conduct of us or our management, it should be sent directly to our Corporate Secretary at our principal executive offices set forth on page 4. The Corporate Secretary will promptly forward a copy of any such communication to the Chairman of the Audit Committee and, if appropriate our Chairman, and take such actions as they authorize to ensure that the subject matter is addressed by the appropriate committee of the Board, by management and/or by the full Board.

At the direction of the Board, we reserve the right to screen all materials sent to its directors for potential security risks, harassment purposes or routine solicitations.

Code of Business Conduct and Ethics

Our Board of Directors has adopted a Code of Business Conduct and Ethics which applies to our directors, Chief Executive Officer, Chief Financial Officer and other Holdings employees.

DIRECTOR COMPENSATION

Each non-employee director of the Company who attends at least 75% of the meetings of the Board of Directors during a calendar year will receive an annual cash retainer of $12,000. Such payment is made in January of the calendar year following attendance of at least 75% of the Board meetings during the preceding year, and is pro-rated for non-employee directors who join the Board of Directors or depart from the Board of Directors during the prior year, if such director attended 75% of the applicable board meetings for such partial year. The Company’s Chief Executive Officer may, in his discretion, waive the requirement of 75% attendance by a director to receive the annual retainer in the case of mitigating circumstances.  Directors do not receive any annual fees for committee services, nor are there any additional fees paid to the lead independent director or audit committee financial expert.

EXECUTIVE COMPENSATION

Compensation of our Named Executive Officers

Prior to the spin-off, all of the named executive officers were employees of IDT and all compensation for fiscal year 200 9 disclosed in the table below was paid by IDT for services provided by the named executive officers to our business segments and other units of IDT. During fiscal year 200 9 , Howard Jonas served as the Chairman of the Board of Directors of IDT, Marc Knoller served as an Executive Vice President of IDT and Les Rozner served as the Chief Financial Officer of CTM Media Group, Inc .

The historical compensation of Marc Knoller and Howard Jonas was set by the Compensation Committee of the Board of Directors of IDT after discussions with management about the recommended levels and components of compensation for each of the individuals. The historical compensation of Les Rozner was set by the management of IDT.

Howard Jonas has an employment agreement with IDT, which is summarized in IDT’s Proxy Statement for its 2008 Annual Meeting of Shareholders and the agreement and all amendments to the agreement have been filed as exhibits to IDT’s reports it files with the SEC. No other named executive officers have employment agreements with the Company or IDT.  Mr. Jonas’ annual base compensation has been set at $250,000.  Mr. Jonas will continue to serve as the Chairman of IDT following the spin-off.

SUMMARY COMPENSATION TABLE (With respect to IDT Corporation)
Name and Principal Position	Fiscal Year	Salary		Bonus	Stock Awards(1)	Option Awards (1)	All Other Compensation		Total
Marc Knoller Chief Executive Officer	2009	$495,384.66384.66		—	—	$320439,204	$30,099.08	(2)	$564564,687.74
Howard Jonas Chairman of the Board	2009	$345,740.16		$925,000	$480,587	—	$33,217.02	(3)	$1,754,544.18
Leslie B. Rozner Chief Financial Officer	2009	$43104,030.76	(4)	—	—	—	—		$43104,030.76
____________

(1)
The amounts shown in this column reflect the dollar amounts recognized by IDT for stock option and restricted stock awards for financial statement reporting purposes in accordance with FAS 123R. In valuing such awards, IDT made certain assumptions. For a discussion of those assumptions, please see Note 1 to the Consolidated Financial Statements included in IDT’s Annual Report on Form 10-K for the Fiscal Year ended July 31, 2008.

(2)
Represents $1, 099.74 paid for life insurance premiums, $ 22,728.74 of earnings distributed to Mr. Knoller under IDT’s Key Employee Share Option Plan, $4, 545.60 paid for long-term disability insurance premiums, and $ 12,725 matching contribution to Mr. Knoller’s IDT stock account established under the IDT 401(k) plan and invested in IDT’s stock.

(3)	Represents $1, 492.02 paid for life insurance premiums, and $ 12,725 matching contribution to Mr. Jonas’s IDT stock account established under the IDT 401(k) plan and invested in IDT’s stock.
(4)	Mr. Rozner’s compensation has been raised by our Compensation Committee to $150,000 for Fiscal 2010.

Following the spin-off, the compensation of our executive officers will be set by the Compensation Committee of our Board of Directors after discussions with management about the recommended levels and components of compensation for each of the individuals.

In general, it is anticipated that each of our executive officers will receive base compensation that is commensurate with the officer’s duties, responsibilities and compensation levels for similarly situated individuals in comparable positions. In addition, executive officers may receive bonus compensation and compensatory equity-based awards.

Any bonus compensation to executive officers will be determined by our Compensation Committee based on factors it deems appropriate, including the achievement of specific performance targets and our financial and business performance.  No such targets have yet been established.  However, our Compensation Committee has approved a $15,000 bonus to Mr. Rozner to be received on the date that the spin-off is consummated.

Equity compensation awards will generally be granted pursuant to the Long-Term Incentive Plan described below at levels determined by the Compensation Committee.  No grants have been made nor has the Company agreed to any specific grant or level of grants.

We have adopted a long-term incentive plan, effective as of the distribution date, to provide equity compensation to our Board of Directors, our management and our employees. We have not committed to make any grants under such plan. Following the spin-off, the plan will be administered by our Compensation Committee.

Long-Term Incentive Plan

We have adopted, effective as of the distribution date, a long-term incentive plan, which has been approved by IDT as our sole stockholder. The following is a general description of the plan.

Objectives. The plan is designed to attract and retain officers and employees, to encourage the sense of proprietorship of such officers and employees and to stimulate the active interest of such persons in our development and financial success. These objectives are to be accomplished by making awards under the plan and thereby providing participants with a proprietary interest in our growth and performance.

Eligibility. All of our employees and directors will be eligible for awards under the plan. Our Compensation Committee will select the participants from time to time by the grant of awards.

Shares Available for Awards. No shares of our Class A common stock and 383,020 shares of our Class B common stock will be available for awards under the plan.

Administration. We intend that the plan will be administered by our Compensation Committee. The Committee and our Board of Directors will have full and exclusive power to interpret the plan and to adopt such rules, regulations and guidelines for carrying out the plan as they may deem necessary or proper, all of which powers shall be exercised in our best interests and in keeping with the objectives of the plan.

Awards. At the discretion of the Compensation Committee, awards may be in the form of (1) options, representing rights to purchase a specified number of shares of Class A common stock or Class B common stock at a specified price; (2) stock appreciation rights, representing rights to receive a payment, in cash or common stock, equal to the excess of the fair market value or other specified value of a number of shares of Class A common stock or Class B common stock on the rights’ exercise date over a specified strike price; and (3) grants of restricted or unrestricted Class A common stock or Class B common stock or units denominated in Class A common stock or Class B common stock. The Compensation Committee will determine the type or types of awards to be made to each participant under the plan and the terms, conditions and limitations applicable to each such award. Each award will be embodied in an award agreement containing such terms, conditions and limitations as determined by the Compensation Committee in its sole discretion.

Payment of Awards. Generally, payment of awards may be made in the form of cash, Class A common stock or Class B common stock or combinations thereof and may include such restrictions as the Compensation Committee determines including, in the case of Class A common stock or Class B common stock, as applicable, restrictions on transfer and forfeiture provisions.

The following is a brief description of these awards:

Stock Options. An award may consist of a right to purchase a specified number of shares of Class A common stock or Class B common stock, as applicable at a price specified by the Compensation Committee in the award agreement or otherwise. A stock option may be in the form of an incentive stock option to a participant who is an employee, which in addition to being subject to applicable terms, conditions and limitations established by the Committee, complies with Section 422 of the Code, or, in the case of participants who are employees or directors, in the form of a nonqualified option. The plan authorizes the Committee to specify the manner of payment of the option price.

Stock Appreciation Rights. A stock appreciation right (“SAR”), consists of a right to receive a payment, in cash or Class A common stock or Class B common stock, as applicable, equal to the excess of the fair market value or other specified valuation of a specified number of shares of Class A common stock or Class B common stock, as applicable on the date the SAR is exercised over a specified strike price as set forth in the award agreement.

Stock Awards. A stock award may consist of Class A common stock or Class B common stock, as applicable or may be denominated in units of Class A common stock or Class B common stock, as applicable. All or part of any stock award may be subject to conditions established by the Compensation Committee and set forth in the award agreement. The Committee may permit dividend equivalents with respect to restricted stock units. Such awards may be based on fair market value or other specified valuations.

SECURITY OWNERSHIP BY

CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

All of the outstanding shares of our common stock are, and will be, prior to the distribution, held beneficially and of record by IDT.  The following table sets forth information concerning shares of our Class A common stock, Class B common stock and Class C Common Stock projected to be beneficially owned immediately after the distribution date by:

•	each person or entity known by us to be the beneficial owner of 5% or more of the outstanding shares each of IDT’s classes of common stock;
•	each person who we currently anticipate will be one of our directors at the time of the distribution;
•	each person who we currently anticipate will be one of our named executive officers at the time of the distribution; and
•	all persons who we currently anticipate will be our directors and executive officers at the time of the distribution as a group.

The projected share amounts in the table below are based on the number of shares of IDT common stock, Class A common stock and Class B common stock owned by each person or entity at  August 3, 2009.   Percentage ownership information is based on the following amount of Holdings’ outstanding shares: (i) 1,400,818 shares of Class A common Stock (based on 4,202,454 shares of IDT common stock outstanding on August 3, 2009), (ii) 5,168,796 shares of Class B common Stock (based on 15,506,388 shares of IDT Class B common stock outstanding on August 3, 2009 and (iii) 1,090,776 shares of Class C common stock (based on 3,272,327 shares of IDT Class A common stock outstanding on August 3, 2009). To our knowledge, except as otherwise indicated in the footnotes below, each person or entity has sole or shared voting and investment power with respect to the shares of common stock set forth opposite such persons or entity’s name.  Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to the securities.

Name	Number of Shares of Class A Common Stock		Percentage of Ownership of Class A. Common Stock	Number of Shares of Class B Common Stock		Percentage of Ownership of Class B. Common Stock	Number of Shares of Class C Common Stock		Percentage of Ownership of Class C. Common Stock	Percentage of Aggregate Voting Powerd
Howard S. Jonas Chairman and Director 11 Largo Drive South Stamford, CT 06907	497,237	(1)	35.5%	609,239	(2)	11.8%	1,090,776	(3)	100%	73.8%
Barclays Global Investors, N.A. 400 Howard Street San Francisco, CA 94105	—		—	250,797	(4)	4.9%	—		—	*
Dimensional Fund Advisors, Inc. 1299 Ocean Avenue Santa Monica, CA 90401	93,021	(5)	6.6%	282,952	(5)	5.5%	—		—	2.3%
Kahn Brothers & Co., Inc. 555 Madison Avenues, 22nd Floor New York, NY 10022	242,138	(6)	17.3%	—		—	—		—	4.7%
Renaissance Technologies Corp. 800 Third Avenue, 33rd Floor New York, NY 10022	38,266	(7)	2.7%	565,320	(7)	10.9%	—		—	1.8%
Marc E. Knoller Chief Executive Officer and Director	—		—	5,101	(8)	*	—		—	*
Leslie B. Rozner Chief Financial Officer	—		—	322	(9)	*	—		—	*
Jan Buchsbaum Independent Director	—		—	—		—	—		—	—
Perry Davis Independent Director	—		—	—		—	—		—	—
Elion Krok Independent Director	—		—	—		—	—		—	—
All directors and executive officers as a group	497,237		35.5%	614,662		11.9%	1,090,776		100%	73.8%

*	Less than 1%
d	Voting power represents combined voting power of Class A common stock (one vote per share), Class B common stock (1/10 of a vote per share and Class C common stock (3 votes per share).

(1)	Based on beneficial ownership of the following shares of IDT: 608,380 shares of common stock and 883,333 shares of restricted common stock.
(2)	Based on beneficial ownership of 1,827,717 shares of IDT Class B common stock.
(3)	Based on beneficial ownership of 3,272,328 shares of IDT Class A common stock.
(4)	Based on beneficial ownership of 752,391 shares of IDT Class B common stock.
(5)	Based on beneficial ownership of 279,063 shares of IDT common stock and 848,856 shares of IDT Class B Common Stock.
(6)	Based on beneficial ownership of 726,414 shares of IDT common stock.
(7)	Based on beneficial ownership of 114,799 shares of IDT common stock and 1,695,961 shares of IDT Class B Common Stock.

(8)	Based on beneficial ownership of 15,303 shares of IDT Class B common stock.
(9)	Based on beneficial ownership of 966 shares of IDT Class B common stock.

OUR RELATIONSHIP WITH IDT AFTER THE SPIN-OFF

AND RELATED PERSON TRANSACTIONS

General

In connection with the spin-off, we and IDT will enter into a Separation and Distribution Agreement, which we refer to as the “Separation Agreement,” and some other ancillary agreements to complete the separation of our businesses from IDT and to distribute our common stock to IDT stockholders. This agreement will govern the relationship between us and IDT after the distribution and will also provide for the allocation of employee benefits, taxes and other liabilities and obligations attributable to periods prior to the distribution. These agreements will have been prepared before the distribution, and will reflect agreement between affiliated parties established without arms-length negotiation. However, we believe that the terms of this agreement will equitably reflect the benefits and costs of our ongoing relationships with IDT. Along with the Separation Agreement, the other ancillary agreements include a Master Services Agreement and a Tax Separation Agreement.

The expected terms of these agreements, which are subject to change prior to the spin-off, are summarized below. We may enter into other agreements with IDT prior to or concurrently with the separation that would relate to other aspects of our relationship with IDT following the spin-off. Following the separation, we may enter into other commercial agreements with IDT from time to time, the terms of which will be determined at those relevant times.

Copies of these agreements described below are filed as exhibits to our Form 10, of which this information statement is a part. The summaries of the material agreements are qualified in their entireties by reference to the full text of the agreements. We encourage you to read the full text of these material agreements.

Separation and Distribution Agreement

The Separation and Distribution Agreement will set forth the agreement between us and IDT with respect to the principal corporate transactions required to effect our separation from IDT; the distribution of our shares to IDT stockholders; and other agreements governing the relationship between IDT and us following the separation. IDT will only consummate the spin-off if specified conditions are met. These conditions are intended to include, among others, final approval of the distribution given by the Board of Directors of IDT, and the actions and filings necessary or appropriate under Federal and state securities laws and state blue sky laws of the United States (and any comparable laws under any foreign jurisdictions) in connection with the distribution shall have been taken and, where applicable, become effective or accepted. For additional information regarding conditions to the distribution, see “The Spin-Off--Spin-Off Conditions and Termination” on page 16.

Even if these conditions are satisfied, other events or circumstances could occur that could impact the timing or terms of the spin-off or IDT’s ability or plans to consummate the spin-off. As a result of these factors, the spin-off may not occur and, if it does occur, it may not occur on the terms or in the manner described, or in the timeframe currently contemplated.

The Contribution

In connection with the distribution, IDT has contributed or will contribute to us certain business segments, as described in this information statement. It will effect this contribution by transferring, or causing its subsidiaries to transfer, stock of the operating subsidiaries themselves or entities owning interests in the operating subsidiaries. IDT will have no interest in our assets and business and will have no obligation with respect to our liabilities after the distribution other than as described below and set forth in more detail in the Separation Agreement. Similarly, we will have no interest in the assets of IDT’s other business segments and will have no obligation with respect to the liabilities of IDT’s retained businesses after the distribution other than as described below and set forth in more detail in the Separation Agreement.

The Distribution

Following the satisfaction or waiver of all conditions to the distribution as set forth in the Separation Agreement, IDT will deliver to the distribution agent certificates representing all of the outstanding shares of our Class A common stock, Class B common stock and Class C common stock. IDT will instruct the distribution agent to distribute those shares on September 14, 2009 or as soon thereafter as practicable, so that each IDT stockholder will receive one share of our Class A common stock for every three shares of IDT common stock, one share of our Class B common stock for every three shares of IDT Class B common stock, and one share of our Class C common stock for every three shares of IDT Class A common stock, each as such stockholder owns as of the record date of the spin-off.

Termination.

The Separation Agreement will provide that it may be terminated by IDT at any time prior to the distribution date.

Liabilities and Indemnification

    Following the spin-off, we will be liable for all liabilities and obligations (i) primarily relating to, arising out of or resulting from the operation of the businesses of CTM, IDW or WMET, the ownership or use of our assets, as conducted at any time on or after the distribution date (including any liability relating to, arising out of or resulting from any act or failure to act by any director, officer, employee, agent or representative of ours, IDT, or any of our respective affiliates; (ii) set forth or represented on the our balance sheet, except as provided otherwise in the Separation Agreement or other ancillary agreement; (iii) relating to, arising out of or resulting from any termination, sale, discontinuance or divesture of  entity, business, real property, or asset formerly and primarily owned or managed by, or associated with any of CTM, IDW or WMET or our business which occurs after the distribution, or arising out of such entity, business, real property, or asset; (iv) relating to, arising out of or resulting from any indebtedness of CTM, IDW or WMET (whether incurred prior to, on or after the distribution); (v) relating to, resulting from, or arising out of any legal action that is primarily related to the operation of our businesses following the distribution; and (vi) as otherwise set forth in the Separation Agreement.

    Following the spin-off, IDT will be liable for all liabilities and obligations (i) of IDT and its subsidiaries other than CTM, IDW or WMET under the Separation Agreement or other ancillary agreement; (ii) of CTM, IDW or WMET arising, or related to the period, prior to the distribution; and (iii) as otherwise set forth in the Separation Agreement.

    Generally, IDT will indemnify us, and we will indemnify IDT, for losses related to the failure of the other to pay, perform or otherwise discharge, any of the its liabilities and obligations set forth in the Separation Agreement.

Expenses

Except as expressly set forth in the Separation Agreement, whether or not the separation and distribution are completed, all third party fees, costs and expenses paid or incurred in connection with the transactions contemplated by the Separation Agreement will be paid by IDT.

Non-Solicitation of Employees

We and IDT will agree not to, for a period of 18 months following the spin-off, directly or indirectly solicit or hire employees of the other party or its subsidiaries with the exception of solicitations made by non-targeted job opportunity advertisements or similar means and employees who were terminated by the other party prior to the solicitation.

Services Agreement

In connection with the spin-off, we and IDT will enter into a Master Services Agreement pursuant to which IDT will provide us, among other things, certain administrative and other services following the distribution date, such as insurance, and health benefits. For each of these areas, a service schedule will summarize the services to be provided and the responsibilities of the IDT and us. The services will be paid for by us as calculated in the Master Services Agreement.

Employee Benefits

To provide us with an orderly transition to being independent from IDT, IDT will provide us with various services, including services relating to employee benefits and payroll. The Separation Agreement will allocate liabilities and responsibilities relating to employee compensation and benefit plans and programs and other related matters in connection with the spin-off, including the treatment of certain outstanding and long-term incentive awards and certain retirement and welfare benefit obligations. The terms of the agreement that will be in effect following the spin-off have not yet been finalized and are subject to a number of uncertainties and therefore changes may be made prior to the spin-off. However, our Board and management are considering all options available to them at the current time and will communicate with employees as decisions are taken. Their expectation is currently as follows:

•
As a general rule, it is intended that our employees, immediately following the spin-off, will participate in employee benefit plans which will provide substantially comparable benefits as those provided to those employees before the spin-off.

•
As soon as reasonably possible, we will adopt a qualified 401(k) plan for the benefit of our employees. For purposes of eligibility and vesting, our 401(k) plan will credit our employees for service with IDT and its affiliates.

•
From the date of the spin-off until no later than December 31, 2009, our employees will be eligible to continue to participate in certain of the IDT health and welfare plans in which they participated prior to the spin-off. Thereafter, it is expected that our employees will generally be eligible to participate in comparable health and welfare plans administered so that credit is given for our employees’ pre-spin-off service with IDT.

Tax Separation Agreement

In connection with the spin-off, we and IDT will enter into a tax separation agreement, which sets forth the responsibilities of IDT and us with respect to, among other things, liabilities for federal, state, local and foreign taxes for periods before and including the spin-off, the preparation and filing of tax returns for such periods and disputes with taxing authorities regarding taxes for such periods. IDT will be generally responsible for our federal, state, local and foreign income taxes for periods before and including the spin-off. We will be generally responsible for all other taxes relating to our business. We and IDT will each generally be responsible for managing those disputes that relate to the taxes for which each of us is responsible and, under certain circumstances, may jointly control any dispute relating to taxes for which both of us are responsible.

Related Person Transactions

CTM distributes brochures for ETR Brochures, Inc., a brochure distribution firm controlled by Howard S. Jonas. ETR Brochures also distributes brochures for CTM. In Fiscal 2008, CTM billed ETR Brochures approximately $35,000 for distribution services and ETR Brochures billed CTM approximately $144,000 for distribution services. The net balance owed to ETR Brochures, Inc. by CTM was approximately $8,000 as of July 31, 2008.  This transaction was approved in accordance with IDT’s Related Person Transaction policy described in its 2008 Proxy Statement.  We intend for the relationship between CTM and ETR to continue after the spin-off.

For a complete list of IDT’s fiscal 2008 related person transactions, please see IDT’s 2008 Proxy Statement, filed with the SEC on November 7, 2008.

LEGAL PROCEEDINGS

On January 30, 2009, IDW received a letter from a law firm representing George and Ginger Criswell and Green School Network, Inc. demanding $500,000 as a result of alleged infringement of intellectual property of the Criswells related to the Michael Recycle book published by IDW.  In June 2009, the parties agreed to a settlement consisting of the following material terms: (a) upfront remuneration from IDW of $25,000; (b) a co-existence agreement and full release; (c) a book publication contract from IDW for Ms. Criswell’s Recycle Michael: I’ll Do My Part book; (d) IDW’s right of first refusal regarding the publication of a second Recycle Michael title by Ms. Criswell; and (e) a royalty of 1.5% of net sales arising from IDW’s publication of the book entitled Michael Recycle Meets Litterbug Doug.

We are involved in various litigation matters in the ordinary course of business. We are not currently involved in any litigation which we expect, either individually or in the aggregate, will have a material adverse effect on our financial condition or results of operations.

DESCRIPTION OF OUR CAPITAL STOCK

As of the date of the spin-off, our authorized capital stock will consist of (i) 35 million shares of Class A common stock, (ii) 65 million  shares of Class B common stock, (iii) 15 million shares of Class C common stock and (iii) 10 million shares of Preferred Stock.  We are registering shares of our Class A common stock and Class B common stock under the Securities Exchange Act of 1934, as amended, under our registration statement on Form 10 filed with the SEC.  We are not registering our Class C common stock.  We do not anticipate that any shares of Preferred Stock will be outstanding as of the date of the spin-off.

The following statements set forth the material terms of our classes of authorized stock; however, reference is made to the more detailed provisions of, and such statements are qualified in their entirety by reference to, our Certificate of Incorporation, which has been filed as an exhibit to the registration statement of which this information statement forms a part.

Class A Common Stock

Holders of shares of Class A common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of Class A common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor.  There are no conversion or redemption rights or sinking fund provisions with respect to the Class A common stock.  In the distribution, each IDT stockholder will receive one share of Holdings Class A common stock for every three shares of IDT common stock held on the record date.

As of August 3, 2009, there were 4.2 million shares of IDT common stock.  Based on those numbers, we anticipate that upon the distribution, there will be approximately 1.4 million shares of our Class A common stock outstanding.

Class B Common Stock

Holders of shares of Class B common stock are entitled to one-tenth of one vote for each share on all matters to be voted on by the stockholders. Holders of Class B common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor.  Other than our right that Class B common stock may be converted, at any time at our option, into one fully paid non-assessable share of our Class A common stock, provided that all shares of Class B common stock are converted, there are no conversion or redemption rights or sinking fund provisions with respect to the Class B common stock.  In the distribution, each IDT stockholder will receive one share of Holdings Class B common stock for every three shares of IDT Class B common stock held on the record date.

As of August 3, 2009, there were 15.5 million shares of IDT common stock.  Based on those numbers, we anticipate that upon the distribution, there will be approximately 5.2 million shares of our Class A common stock outstanding.

Class C Common Stock

Holders of shares of Class C common stock are entitled to three votes for each share on all matters to be voted on by the stockholders. Holders of Class C common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor.  Each share of Class C common stock may be converted, at any time and at the option of the holder thereof, into one fully paid and non-assessable share of Class A common stock.  In the distribution, each IDT stockholder will receive one share of Holdings Class C common stock for every three shares of IDT Class A common stock, held on the record date.

As of August 3, 2009, there were 3.3 million shares of IDT Class A common stock outstanding.  Based on those numbers, we anticipate that upon the distribution, there will be approximately 1.1 million shares of our Class C common stock outstanding.

Preferred Stock

The Board of Directors has the authority to fix the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders.

As of August 3, 2009, no shares of IDT preferred stock were outstanding. We do not anticipate that there will be any shares of our preferred stock outstanding upon the distribution.

Anti-Takeover Effects of Our Charter and By-Laws

Some provisions of Delaware law and our Certificate of Incorporation and By-Laws could make the following more difficult:

•	acquisition of us by means of a tender offer;
•	acquisition of us by means of a proxy contest or otherwise; or
•	removal of our incumbent officers and directors.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions also are designed to encourage persons seeking to acquire control of us to first negotiate with our Board of Directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us and outweigh the disadvantages of discouraging those proposals because negotiation of them could result in an improvement of their terms.

Certificate of Incorporation; By-Laws

Our Certificate of Incorporation and By-Laws contain provisions that could make more difficult the acquisition of us by means of a tender offer, a proxy contest or otherwise. These provisions are summarized below.

Undesignated Preferred Stock. The authorization of our undesignated preferred stock makes it possible for our Board of Directors to issue our preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes of control of our management.

Size of Board and Vacancies. Our Certificate of Incorporation provides that the number of directors on our Board of Directors will be fixed exclusively by our Board of Directors. Newly created directorships resulting from any increase in our authorized number of directors or any vacancies in our Board of Directors resulting from death, resignation, retirement, disqualification, removal from office or other cause will be filled solely by the vote of our remaining directors in office.

Stockholder Meetings. Under our By-Laws, only our (i) Chairman of the Board, (ii) Chief Executive Officer, or (iii) Corporate Secretary may call special meetings of our stockholders.

Indemnification and Limitation of Liability of Directors and Officers

Our Certificate of Incorporation provides that, to the fullest extent permitted by the Delaware General Corporate Law (“DGCL”), our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Section 102(7) of the DGCL, however, states that such a provision may not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to us or our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, relating to unlawful dividends, distributions or the repurchase or redemption of stock or (iv) for any transaction from which the director derives an improper personal benefit.

Our By-Laws provide that we shall indemnify and hold harmless, to the fullest extent permitted by the DGCL, any person against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred in connection with any threatened, pending or completed legal proceedings in which such person is involved by reason of the fact that he is or was a director or officer of ours if he acted in good faith and in a manner that he reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, if he had no reasonable cause to believe that his conduct was unlawful. If the legal proceeding, however, is by or in our right, such director or officer may not be indemnified in respect of any claim, issue or matter as to which he shall have been adjudged to be liable to us unless a court determines otherwise.

We may enter into agreements to indemnify our directors and officers in addition to the indemnification provided for in our Certificate of Incorporation. Such agreements, among other things, would indemnify our directors and officers for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts incurred by such person in any action or proceeding, including any action by or in our rights, on account of services as our director or officer or as a director or officer of any subsidiary of ours, or as a director or officer of any other company or enterprise to which the person provides services at our request.

We intend to obtain directors and officers’ liability insurance providing coverage to our directors and officers.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form 10 with respect to the shares of our common stock to be received by the stockholders of IDT in the spin-off. This information statement does not contain all of the information set forth in the Form 10 registration statement and the exhibits to the Form 10 registration statement. For further information with respect to Holdings and the shares of our common stock, reference is hereby made to the Form 10 registration statement, including its exhibits. Statements made in this information statement relating to the contents of any contract, agreement or other documents are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document, with each such statement being qualified in all respects by reference to the document to which it refers. You may review a copy of the Form 10 registration statement, including its exhibits, at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of these materials from the SEC upon the payment of certain fees prescribed by the SEC. You may obtain further information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. In addition, copies of the Form 10 registration statement and related documents may be obtained through the SEC Internet address at http://www.sec.gov.

As a result of the spin-off, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with the Exchange Act, will file reports, proxy statements and other information with the SEC. After the spin-off, these reports, proxy statements and other information may be inspected and copied at the public reference facilities of the SEC listed above. You also will be able to obtain copies of this material from the public reference facilities of the SEC as described above, or inspect them without charge at the SEC’s website.

In addition, we intend to furnish holders of our common stock with annual reports containing consolidated financial statements audited by an independent accounting firm.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS*

CONSOLIDATED FINANCIAL STATEMENTS OF

CTM MEDIA HOLDINGS, INC.

Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements	F-2

Consolidated Balance Sheets as of July 31, 2008 and 2007	F-3

Consolidated Statements of Operations for the Years Ended July 31, 2008 and 2007	F-4

Consolidated Statements of Stockholders’ Equity for the Years Ended July 31, 2008 and 2007	F-5

Consolidated Statements of Cash Flows for the Years Ended July 31, 2008 and 2007	F-6

Notes to Consolidated Financial Statements	F-7

Condensed Consolidated Unaudited Balance Sheets as of April 30, 2009 and July 31, 2008	F-21

Condensed Consolidated Unaudited Statements of Operations for the nine months ended April 30, 2009 and 2008	F-22

Condensed Consolidated Unaudited Statements of Cash Flows for the nine months ended April 30, 2009 and 2008	F-23

Notes to Condensed Unaudited Consolidated Financial Statements	F-24

* As described in the Risk Factors and elsewhere in the information statement, these financial statements should not be relied upon as an indication of Holdings’ future financial performance or expense structure.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON

CONSOLIDATED FINANCIAL STATEMENTS

The Board of Directors and Stockholders of CTM Media Holdings, Inc,

We have audited the accompanying consolidated balance sheets of CTM Media Holdings, Inc. as of July 31, 2008 and 2007, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the two years in the period ended July 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CTM Media Holdings, Inc. at July 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the two years in the period ended July 31, 2008, in conformity with generally accepted accounting principles in the United States of America.

/s/ Zwick & Steinberger, P.L.L.C.

Zwick & Steinberger, P.L.L.C.
Southfield, Michigan

May 12, 2009, except as to the first paragraph in Note 11, which is dated June 25, 2009 and as to the final paragraph of Note 15, which is dated September 4, 2009.

CTM MEDIA HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

July 31 (in thousands)	2008	2007
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$5,590	$5,697
Trade accounts receivable, net of allowance for doubtful accounts	4,563	3,149
Inventory	806	267
Prepaid expenses	805	509
TOTAL CURRENT ASSETS	11,764	9, 622
Property and equipment, net	4,594	8,262
Goodwill	32,643	33,411
Licenses and other intangibles, net	825	557
Other assets	184	158
TOTAL ASSETS	$50,010	$52,010
LIABILITIES AND STOCKHOLDER’S EQUITY
CURRENT LIABILITIES:
Trade accounts payable	$1,374	$602
Accrued expenses	1,530	985
Deferred revenue	2,118	2,326
Due to IDT Corporation	22,924	21,147
Capital lease obligations—current portion	156	76
Other current liabilities	646	501
TOTAL CURRENT LIABILITIES	28,748	25,637
Deferred income tax liabilities, net	—	—
Capital lease obligations—long-term portion	476	275
TOTAL LIABILITIES	29,224	25,912
Minority interests	1,077	1,218
Commitments and contingencies
STOCKHOLDERS’ EQUITY:
Preferred stock, $.01 par value; authorized shares—10,000; no shares issued	—	—
Class A common stock, $.01 par value; authorized shares—35,000; no shares issued	—	—
Class B common stock, $.01 par value; authorized shares—65,000; no shares issued	—	—
Class C common stock, $.01 par value; authorized shares—15,000; no shares issued	—	—
Additional paid-in capital	33,144	33,077
Accumulated other comprehensive income	188	99
Accumulated deficit	(13,623)	(8,296)
TOTAL STOCKHOLDERS’ EQUITY	19,709	24,880
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$50,010	$52,010

See accompanying notes to consolidated financial statements.

CTM MEDIA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

Year ended July 31 (in thousands)	2008	2007
REVENUES	$32,626	$23,025
COSTS AND EXPENSES:
Direct cost of revenues (exclusive of depreciation and amortization)	12,566	7,284
Selling, general and administrative	18,277	13,457
Depreciation and amortization	2,078	1,388
Bad debt	472	150
Impairment and severance charges	3,683	116
TOTAL COSTS AND EXPENSES	37,076	22,395
(Loss) income from operations	(4,450)	630
Interest income, net	57	82
Other (expense) income, net	(99)	(354)
(Loss) income before minority interests and income taxes	(4,492)	358
Minority interests	(378)	(107)
Provision for income taxes	(457)	(532)
NET LOSS	$(5,327)	$(281)

See accompanying notes to consolidated financial statements.

CTM MEDIA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(in thousands)

	Additional paid-in capital	Accumulated Other Comprehensive Income (Loss)	Accumulated deficit	Total Stockholders’ Equity

BALANCE AT JULY 31, 2006	$33,035	$55	$(8,015)	$25,075
Stock based compensation	42	—	—	42
Foreign currency translation adjustment	—	44	—	44
Net loss for the year ended July 31, 2007	—	(281)	(281)	(281)

Comprehensive income		$(237)
BALANCE AT JULY 31, 2007	33,077	99	(8,296)	24,880
Stock based compensation	67	—	—	67
Foreign currency translation adjustment	—	89	—	89
Net loss for the year ended July 31, 2008	—	(5,327)	(5,327)	(5,327)

Comprehensive loss		$(5,238)
BALANCE AT JULY 31, 2008	$33,144	$188	$(13,623)	$19,709

See accompanying notes to consolidated financial statements.

CTM MEDIA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended July 31 (in thousands)	2008	2007
OPERATING ACTIVITIES
Net loss	$(5,327)	$(281)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,078	1,388
Impairment charges	3,480	—
Minority interests	378	107
Provision for doubtful accounts receivable	(472)	(150)
Stock-based compensation	67	42
Change in assets and liabilities, net of effects from acquisitions/dispositions of businesses:
Trade accounts receivable	(1,900)	411
Other current assets and other assets	(845)	(105)
Trade accounts payable, accrued expenses, other current liabilities and other liabilities	1,622	259

Deferred revenue	(207)	(156)
Net cash (used in) provided by operating activities	(182)	2,025
INVESTING ACTIVITIES
Capital expenditures	(907)	(718)
Purchase of businesses by CTM	(158)	(95)
Acquisition of IDW, net of cash acquired	—	(2,430)
Net cash used in investing activities	(1,065)	(3,243)
FINANCING ACTIVITIES
Distributions to minority shareholders of subsidiaries	(520)	—
Funding provided by (repaid to) IDT Corporation	1,777	3,677
Repayments of capital lease obligations	(117)	(62)
Net cash provided by financing activities	1,140	3,615
Net increase (decrease) in cash and cash equivalents	(107)	2,397
Cash and cash equivalents at beginning of year	5,697	3,300
Cash and cash equivalents at end of year	$5,590	$5,697
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash payments made for interest	$25	$24
Cash payments made for income taxes	$65	$150
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Purchases of property and equipment through capital lease obligations	$398	$295

The effect of exchange rate changes on cash and cash equivalents is not material.

See accompanying notes to consolidated financial statements.

CTM MEDIA HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Description of Business and Summary of Significant Accounting Policies

Description of Business
CTM Media Holdings, Inc. (“Holdings” or the “Company”), following the spin-off, will include the following businesses spanning several industries:

•	CTM Media Group (“CTM”), our brochure distribution company, other advertising-based new product initiatives focused on small to medium sized businesses;

•	Our majority interest in Idea and Design Works, LLC (“IDW”), which is a comic book and graphic novel publisher that creates and licenses original intellectual property; and

•	The WMET-AM radio station in the Washington, D.C. metropolitan area (“WMET”);

IDT Corporation has approved a spin off of these businesses. The spin-off will separate these businesses from IDT Telecom, IDT Energy and IDT’s alternative energy initiatives, as well as other interests of IDT Corporation. The Company, along with IDT Corporation’s management, believes that the operational and growth prospects of the above businesses may best be realized by a separation from those non-spun-off businesses based on several factors including synergies and growth support.

Basis of Accounting and Consolidation
Holdings was incorporated in May 2009 in the state of Delaware. The consolidated financial statements include the assets, liabilities and results of operations of the entities included in Holdings to be spun-off, are reflected as if Holdings existed and owned these entities in all periods presented, or from the date an entity was acquired, if later. All material intercompany balances and transactions have been eliminated in consolidation. The historical cost basis of assets and liabilities has been reflected in these financial statements. Historically, the businesses included in Holdings operated independently on a stand-alone basis. Direct expenses incurred by IDT Corporation on behalf of the businesses included in the consolidated financial statement are reflected in these financial statements.  The most significant expenses are as follows. Medical and dental benefits were allocated to the Company based on rates similar to COBRA health benefit provision rates charged to former IDT employees. Stock-based compensation and retirement benefits under the defined contribution plan were allocated to the Company based on specific identification. Insurance was allocated to the Company based on a combination of headcount and specific policy identification.  Facility costs as well as certain salaries consisting of payroll, human resources, network and telephone services, legal, security and travel were allocated to the Company based on estimates of the incremental cost incurred by IDT related to Holdings, Management believes that the assumptions and methods of allocation used underlying the consolidated financial statements are reasonable. However, the costs as allocated to the Company are not necessarily indicative of the costs that would have been incurred if the Company operated as a stand-alone entity. Therefore the consolidated financial statements included herein may not necessarily be indicative of the financial position, results of operations, changes in stockholders’ equity and cash flows of the Company to be expected in the future or what they would have been had the Company been a separate stand-alone entity during the periods presented.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Revenue Recognition
Revenues from CTM brochure distribution services are recognized on a straight-line basis over the services arrangement, which is typically between six months and one year. Brochure distribution services include distribution of marketing materials to display stations and straightening and refilling of the stations. Revenues from CTM printing services are recognized based on delivery of print job by subcontractors to CTM’s warehouse.  Revenues from CTM publication guides are recognized based on publication release date of guides, which is the same date as distribution. IDW's primary revenue is recognized, net of an allowance for estimated sales returns, at the time of shipment of its graphic novels and comic books by IDW's distributor to its customers, and when all of the conditions specified by Statement of Financial Accounting Standards (“SFAS”) No. 48, Revenue Recognition When Right of Return Exists, are met.  Sales returns allowances represent a reserve for products that may be returned due to dating, competition or other marketing matters, or certain destruction in the field. Sales returns are generally estimated and recorded based on historical sales and returns experience and current trends that are expected to continue. Licensing revenues are recognized upon execution of the agreement for such rights, and other creative revenues are recognized upon completion of services rendered on a contractual basis. WMET recognizes revenue through rental of airtime slots as well as the sale of advertising, upon the airing of the programming or advertising.

Direct Cost of Revenues
Direct cost of revenues excludes depreciation and amortization expense.  Direct costs of revenues for CTM consist primarily of distribution and fulfillment salaries and print and design expenses.  Direct cost of revenues for IDW consists primarily of printing costs, salaries and royalties to artists.

Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. The Company holds cash and cash equivalents and marketable securities at several major financial institutions, which often exceed FDIC insured limits. Historically, the Company has not experienced any losses due to such concentration of credit risk.

Inventory
Inventory for IDW consists of graphic novels and comic books. Inventory for IDW is stated at the lower of cost or market determined by the first in, first out method.

Property and Equipment
Equipment, computer software and furniture and fixtures are recorded at cost and are depreciated on a straight-line basis over their estimated useful lives, which range as follows: equipment—5, 7 or 20 years; computer software—2, 3 or 5 years and furniture and fixtures—5, 7 or 10 years. Leasehold improvements are recorded at cost and are depreciated on a straight-line basis over the term of their lease or their estimated useful lives, whichever is shorter.

Long-Lived Assets
In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company tests the recoverability of its long-lived assets with finite useful lives whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. The Company tests for impairment based on the projected undiscounted cash flows to be derived from such asset. If the projected undiscounted future cash flows are less than the carrying value of the asset, the Company will record an impairment loss based on the difference between the estimated fair value and the carrying value of the asset. The Company generally measures fair value by considering sale prices for similar assets or by discounting estimated future cash flows from such asset using an appropriate discount rate. Cash flow projections and fair value estimates require significant estimates and assumptions by management. Should the estimates and assumptions prove to be incorrect, the Company may be required to record impairments in future periods and such impairments could be material.

Goodwill and Other Intangibles
Goodwill is the excess of the acquisition cost of businesses over the fair value of the identifiable net assets acquired. In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, goodwill and other indefinite lived intangible assets are not amortized. These assets are reviewed annually (or more frequently under various conditions) for impairment using a fair value approach. The goodwill impairment assessment involves estimating the fair value of the reporting unit and comparing it to its carrying amount. If the carrying value of the reporting unit exceeds its estimated fair value, additional steps are followed to determine if an impairment of goodwill is required. The fair value of the reporting units is estimated using discounted cash flow methodologies, as well as considering third party market value indicators. Calculating the fair value of the reporting units requires significant estimates and assumptions by management. Should the estimates and assumptions regarding the fair value of the reporting units prove to be incorrect, the Company may be required to record additional impairments to its goodwill in future periods and such impairments could be material. Costs associated with obtaining the right to use trademark and patents owned by third parties are capitalized and amortized on a straight-line basis over the term of the trademark and patents licenses.

Repairs and Maintenance
The Company charges the cost of repairs and maintenance, including the cost of replacing minor items not constituting substantial betterment, to selling, general and administrative expenses as these costs are incurred.

Foreign Currency Translation
Assets and liabilities of foreign subsidiaries denominated in foreign currencies are translated to U.S. Dollars at end-of-period rates of exchange, and their monthly results of operations are translated to U.S. Dollars at the average rates of exchange for that month. Gains or losses resulting from such foreign currency translations are recorded in “Accumulated other comprehensive income (loss)” in the accompanying consolidated balance sheets.

Income Taxes
These financial statements include provisions for federal, state and foreign income taxes on a separate tax return basis. The Company recognizes deferred tax assets and liabilities for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the period in which related temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in its assessment of a valuation allowance. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date of such change.

Effective August 1, 2007, the Company adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with SFAS 109 and prescribes that a company should use a more-likely-than-not recognition threshold based on the technical merits of the tax position taken or expected to be taken. Tax positions that meet the more-likely-than-not recognition threshold should be measured in order to determine the tax benefit to be recognized in the financial statements. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Commitments and Contingencies
The Company records and discloses commitments and contingencies in accordance with SFAS No. 5, Accounting for Contingencies, and related Interpretations. The Company accrues for loss contingencies when both (a) information available prior to issuance of the financial statements indicates that it is probable that a liability had been incurred at the date of the financial statements and (b) the amount of loss can reasonably be estimated. When the Company accrues for loss contingencies and the reasonable estimate of the loss is within a range, the Company records its best estimate within the range. When no amount within the range is a better estimate than any other amount, the Company accrues the minimum amount in the range. In accordance with SFAS 5, an estimated possible loss or a range of loss is disclosed when it is at least reasonably possible that a loss may have been incurred.

Stock-Based Compensation
The Company accounted for stock-based compensation granted to its employees by IDT Corporation in accordance with the fair value recognition provisions of SFAS 123 (revised 2004), Share-Based Payment. Under SFAS 123(R), compensation cost recognized based on the grant-date fair value. In accordance with Staff Accounting Bulletin (“SAB”) No. 107 issued in March 2005, stock-based compensation is included in selling, general and administrative expense.

Vulnerability Due to Certain Concentrations
Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash, cash equivalents, and trade accounts receivable. The Company’s temporary cash investments policy is to limit the dollar amount of investments with any one financial institution and monitor the credit ratings of its counterparties. While the Company may be exposed to credit losses due to the nonperformance of its counterparties, the Company does not expect the settlement of these transactions to have a material effect on its results of operations, cash flows or financial condition. IDW has one single customer, Diamond Comic Distributors, which is the major distributor of comic books in the United States. Revenues from this customer represented approximately 24.8% and 3.9% of the total consolidated revenues for the years ended July 31, 2008 and 2007, respectively. No other single customer accounted for more than 10% of consolidated revenues in fiscal 2008 or fiscal 2007. The receivable balances from this customer represented proximately 21.4% and 24.3% of the total consolidated trade accounts receivable at July 31, 2008 and 2007, respectively. In addition, one customer of CTM represented approximately 13.5% of the total consolidated trade accounts receivable at July 31, 2007.

This concentration of customers increases the Company’s risk associated with nonpayment by those customers. For CTM concentration of credit risk with respect to trade accounts receivable is limited due to the large number of customers in various geographic regions and industry segments comprising the Company’s customer base.

Sales Returns and Allowances
IDW offers its sole distributor, Diamond Comic Distributors, a right of return with no expiration date.  Diamond Comic Distributors then offers this same right of return to its largest chain retailers. IDW records an estimate for sales return reserves from such retailers based on historical return experiences.

The change in the allowance for sales returns is as follows:

Year ended July 31 (in thousands)	Balance at beginning of year	Balance at acquisition	Additions charged to revenues	Actual returns	Balance at end of year
2008
Reserves deducted from accounts receivable:
Allowance for sales returns	$523	$—	$1,156	$(1,530)	$149
2007
Reserves deducted from accounts receivable:
Allowance for sales returns	$—	$306	$276	$(59)	$523

Allowance for Doubtful Accounts
The allowance for doubtful accounts reflects the Company’s best estimate of probable losses inherent in the accounts receivable balance. The allowance is determined based on known troubled accounts, historical experience and other currently available evidence.

The change in the allowance for doubtful accounts is as follows:

Year ended July 31 (in thousands)	Balance at beginning of year	Additions charged to costs and expenses	Deductions(1)	Balance at end of year
2008
Reserves deducted from accounts receivable:
Allowance for doubtful accounts	$218	$472	$(553)	$137
2007
Reserves deducted from accounts receivable:
Allowance for doubtful accounts	$225	$150	$(157)	$218

(1) Uncollectible accounts written off, net of recoveries.

Fair Value of Financial Instruments
The estimated fair value of financial instruments has been determined using available market information or other appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop estimates of fair value. Consequently, the estimates are not necessarily indicative of the amounts that could be realized or would be paid in a current market exchange. At July 31, 2008 and 2007, the carrying value of the Company’s trade accounts receivable, prepaid expenses, short term investments, trade accounts payable, income taxes payable, accrued expenses, deferred revenue, capital lease obligations—current portion and other current liabilities approximate fair value because of the short period of time to maturity. At July 31, 2008 and 2007, the carrying value of the long term portion of the Company’s capital lease obligations approximate fair value as their contractual interest rates approximate market yields for similar debt instruments.

Recently Issued Accounting Standards Not Yet Adopted

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), Business Combinations. SFAS 141(R) establishes principles and requirements for how the acquirer: (a) recognizes and measures the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, (b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and (c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141(R) requires the acquiring entity in a business combination to recognize the full fair value of the assets acquired and liabilities assumed in the transaction at the acquisition date; in-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; the immediate expense recognition of transaction costs; changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense; and restructuring plans will be accounted for separately from the business combination, among other things. In April 2009, the FASB issued FSP 141(R)-1, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies, which amends and clarifies SFAS 141(R) with regards to the initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. The Company is required to apply SFAS 141(R) and FSP 141(R)-1 to business combinations with an acquisition date on or after August 1, 2009. SFAS 141(R) fundamentally changes many aspects of existing accounting requirements for business combinations. As such, if the Company enters into any business combinations after the adoption of SFAS 141(R), a transaction may significantly impact the Company’s financial position and results of operations, but not cash flows, when compared to acquisitions accounted for under current US GAAP.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51. SFAS 160 clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. Also, SFAS 160 requires consolidated net income (loss) to include the amounts attributable to both the parent and the noncontrolling interest, and it requires disclosure of the amounts of net income (loss) attributable to the parent and to the noncontrolling interest. Finally, SFAS 160 requires increases and decreases in the noncontrolling ownership interest amount to be accounted for as equity transactions, and the gain or loss on the deconsolidation of a subsidiary will be measured using the fair value of any noncontrolling equity investment rather than the carrying amount of the retained investment. The Company is required to adopt SFAS 160 on August 1, 2009. Upon the adoption of SFAS 160, the Company will change the classification and presentation of noncontrolling interest in its financial statements, which is currently referred to as minority interests. The Company is still evaluating the impact that SFAS 160 will have on its consolidated financial statements, but the Company does not expect SFAS 160 to have a material impact on its financial position, results of operations or cash flows.

In April 2008, the FASB issued FSP No. FAS 142-3, Determination of the Useful Life of Intangible Assets. This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, Goodwill and Other Intangible Assets. The Company is required to adopt FSP 142-3 on August 1, 2009. The guidance in FSP 142-3 for determining the useful life of a recognized intangible asset shall be applied prospectively to intangible assets acquired after adoption, and the disclosure requirements shall be applied prospectively to all intangible assets recognized as of, and subsequent to, adoption. The Company is currently evaluating the impact of FSP 142-3 on its consolidated financial statements.

In April 2009, the FASB issued FSP No. FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments. This FSP amends the guidance in US GAAP for assessing whether an impairment of a debt security is other than temporary, and revises the presentation and disclosure in the financial statements of other than temporary impairments of debt and equity securities. The Company is required to adopt FSP 115-2 on May 1, 2009. In addition, in April 2009, the Securities and Exchange Commission (“SEC”) amended Topic 5.M. in the Staff Accounting Bulletin Series entitled Other Than Temporary Impairment of Certain Investments in Debt and Equity Securities to exclude debt securities from its scope. Topic 5.M., as amended, maintains the staff’s previous views related to equity securities. The Company is currently evaluating the impact of FSP 115-2 on its consolidated financial statements. The Company does not expect the amendment to Topic 5.M. to have a material impact on its financial position, results of operations or cash flows.

In April 2009, the FASB issued FSP No. FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments, which amends SFAS 107, Disclosures about Fair Value of Financial Instruments, to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. This FSP also amends APB Opinion No. 28, Interim Financial Reporting, to require those disclosures in summarized financial information at interim reporting periods. The FSP also requires entities to disclose the methods and significant assumptions used to estimate fair value of financial instruments in interim financial statements, and to highlight any changes in the methods and assumptions from prior periods. FSP 107-1 became effective for the Company’s financial statements beginning on May 1, 2009. The Company will include the disclosures required by FSP 107-1 in its consolidated financial statements for its first quarter ending October 31, 2009.

In May 2009, the FASB issued SFAS No. 165, Subsequent Events, to establish principles and requirements for subsequent events, in particular: (a) the period after the balance sheet date during which management of a reporting entity shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (b) the circumstances under which an entity shall recognize events or transactions occurring after the balance sheet date in its financial statements, and (c) the disclosures that an entity shall make about events or transactions that occurred after the balance sheet date. SFAS 165 is effective prospectively for interim or annual financial periods ending after June 15, 2009. SFAS 165 should not result in significant changes in the subsequent events that the Company reports in its financial statements, because it does not change the previous recognition and disclosure guidance in the accounting literature and it does not change the date through which the Company was expected to evaluate subsequent events. This statement requires management to disclose the date through which subsequent events have been evaluated, which the Company will begin to disclose in its financial statements for the year ending July 31, 2009.

In June of 2009, the FASB approved its Accounting Standards Codification, or Codification, as the single source of authoritative United States accounting and reporting standards applicable for all non-governmental entities, with the exception of the SEC and its staff. The Codification, which changes the referencing of financial standards, is effective for interim or annual financial periods ending after September 15, 2009. Therefore, in the first quarter of fiscal 2010, all references made to US GAAP will use the new Codification numbering system prescribed by the FASB. As the Codification is not intended to change or alter existing US GAAP, it is not expected to have any impact on the Company’s consolidated financial position or results of operations.

Note 2—Acquisitions

In June 2007, the Company acquired a controlling interest in IDW for $2.4 million, which is net of cash acquired of $1.6 million. Following the acquisition, the Company contributed cash in the amount of $1.0 million to IDW. IDW is a comic book and graphic novel publisher that creates and licenses original intellectual property.

Note 3—Accounts Receivable

Accounts receivable consists of the following:

July 31 (in thousands)	2008	2007
Trade receivable	$4,849	$3,890
Less reserve for returns	(149)	(523)
Less allowance for doubtful accounts	(137)	(218)
Accounts receivable, net	$4,563	$3,149

Note 4—Property and Equipment

Property and equipment consists of the following:

July 31 (in thousands)	2008	2007
Radio Tower	$3,706	$7,187
Equipment	6,651	5,937
Vehicles	1,834	1,430

July 31 (in thousands)	2008	2007
Leasehold improvements	561	513
Computer software	681	621
	13,433	15,688
Less accumulated depreciation and amortization	(8,839)	(7,426)
Property, plant and equipment, net	$4,594	$8,262

In the fourth quarter of fiscal 2008, the Company assessed the value of its WMET-AM radio station in the Washington, D.C. metropolitan area. The Company measured WMET’s fair value by discounting its estimated future cash flows using an appropriate discount rate. As a result of this assessment, the Company recorded an impairment charge of $3.5 million on certain of WMET’s fixed assets, measured by the excess of the carrying amount of the asset group over the estimated fair value.

Fixed assets under capital leases were $0.8 million and $0.6 million at July 31, 2008 and 2007, respectively. The accumulated depreciation related to these assets under capital leases was $0.2 million and $0.1 million at July 31, 2008 and 2007, respectively. Depreciation of fixed assets under capital leases is included in depreciation and amortization expense in the accompanying consolidated statements of operations. Depreciation and amortization expense of property, plant and equipment was $0.1 million in fiscal 2008 and fiscal 2007.

Note 5—Goodwill, Licenses and Other Intangibles

In the fourth quarter of fiscal 2008, the Company assessed the value and evaluated the financial performance of its reporting units. The Company measured the fair value of the reporting units by discounting their estimated future cash flows using an appropriate discount rate. As a result of this analysis, no impairment was recorded by the Company on goodwill.

The table below reconciles the change in the carrying amount of goodwill by operating segment for the period from July 31, 2006 to July 31, 2008:

(in thousands)	CTM	IDW	WMET	Total
Balance as of July 31, 2006	$29,435	$—	$1,150	$30,585
Acquisitions	95	—	—	95
Acquisition of IDW	—	2,731	—	2,731
Balance as of July 31, 2007	$29,530	$2,731	$1,150	$33,411
Acquisitions	158	—	—	158
Purchase price allocation of IDW	—	(925)	—	(925)
Foreign currency translation adjustments	(1)	—	—	(1)
Balance as of July 31, 2008	$29,687	$1,806	$1,150	$32,643

The table below presents information on the Company’s licenses and other intangible assets:

(in thousands)	Weighted Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net Balance
As of July 31, 2008:

Intangible assets with indefinite life:
FCC licenses	Indefinite life	$499	$—	$499

Amortized intangible assets:
Customer lists	5 years	25	—	25
Licenses and other intangible assets	2.5 years	1,138	(837)	301
Total licenses and other intangibles		$1,662	$(837)	$825
As of July 31, 2007:

Intangible assets with indefinite life:
FCC licenses	Indefinite life	$499	$—	$499

Amortized intangible assets:
Customer lists	5 years	25	—	25
Other intangible assets	5 years	200	(167)	33
Total licenses and other intangibles		$724	$(167)	$557

Amortization expense of licenses and other intangible assets was $0.6 million and nil in fiscal 2008 and fiscal 2007, respectively. The Company estimates that amortization expense of intangible assets with finite lives will be $0.2 million, $0.1 million, and nil in fiscal 2009, fiscal 2010 and fiscal 2011, respectively.

See Note 15 for subsequent event related impairment charges.

Note 6—Income Taxes

Significant components of the Company’s deferred tax assets and deferred tax liabilities consist of the following:

July 31 (in thousands)	2008	2007
Deferred tax assets:
Bad debt reserve	$54	$87
Accrued expenses	46	42
Exercise of stock options and lapsing of restrictions on restricted stock	82	55
Depreciation / Amortization	1,392	—
Net operating loss	2,169	1,596
Total deferred tax assets	3,743	1,780

Valuation allowance	(3,743)	(1,780)
NET DEFERRED TAX ASSETS	$—	$—

The provision for income taxes consists of the following for the years ended July 31:

(in thousands)	2008	2007
Current:
Federal	$—	$258
State and local	325	370
Foreign	132	162
	457	790
Deferred:
Federal	—	(258)

PROVISION FOR INCOME TAXES	$457	$532

The differences between income taxes expected at the U.S. federal statutory income tax rate and income taxes provided are as follows for the years ended July 31:

(in thousands)	2008	2007
U.S. federal income tax at statutory rate	$(1,572)	$225
Change in valuation allowance	1,572	(225)
Foreign tax rate differential	132	162
State and local income tax, net of federal benefit	310	370
Other	15	—
PROVISION FOR INCOME TAXES	$457	$532

At July 31, 2008, the Company had federal and state net operating loss carry-forwards of approximately $6.5 million. This carry-forward loss is available to offset future U.S. federal and state taxable income. The net operating loss carry-forwards will start to expire in fiscal 2026, with fiscal 2008’s loss expiring in fiscal 2029. The Company has no foreign net operating losses. The utilization of the net operating loss carry-forwards is subject to certain limitations as a result of the planned spin-off.

The Company has not recorded U.S. income tax expense for foreign earnings, as such earnings are permanently reinvested outside the U.S. The cumulative undistributed foreign earnings are included in accumulated deficit in the Company’s consolidated balance sheets, and consisted of approximately $1 million at July 31, 2008. Upon distribution of these foreign earnings, the Company may be subject to U.S. income taxes and foreign withholding taxes, however, it is not practicable to determine the amount, if any, which would be paid.

Effective August 1, 2007, the Company adopted FIN 48, which, among other things, clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with SFAS 109 and prescribes that a company should use a more-likely-than-not recognition threshold based on the technical merits of the tax position taken or expected to be taken. The adoption of FIN 48 resulted in a one-time decrease in the opening balance of accumulated deficit of $267 thousand.

The table below summarizes the change in the balance of unrecognized income tax benefits for the year ended July 31, 2008:

(in thousands)
Balance, August 1, 2007 (excludes interest)	$267
Additions based on tax positions related to the current year	263
Additions for tax positions of prior years	16
Reductions for tax positions of prior years	—
Settlements	—
Lapses of statutes of limitations	—
Balance, July 31, 2008	$546

The Company classifies interest and penalties on income taxes as a component of income tax expense. As of August 1, 2007, accrued interest expense relating to the unrecognized tax benefits was $15,000. In the year ended July 31, 2008, the Company recorded additional interest expense of $16,000. As of July 31, 2008, accrued interest expense included in current income taxes payable was $31,000.

IDT Corporation currently remains subject to examinations of its tax returns as follows: U.S. federal tax returns for fiscal 2005 to fiscal 2008, state and local tax returns generally for fiscal 2001 to fiscal 2008 and foreign tax returns generally for fiscal 2002 to fiscal 2008. The IRS is auditing IDT Corporation’s federal tax returns for fiscal years 2005, 2006 and 2007.  No changes to Holdings is anticipated as a result of this audit.

Note 7— Additional Paid-in Capital

The additional paid-in capital represents IDT Corporation’s initial investment in the consolidated entities and subsequent investments and adjustments resulting from operations and various transactions between Holdings and IDT Corporation and its subsidiaries.

Note 8—Stock Based Compensation

Share-Based Compensation Plans
In September 2005, the Board of Directors of IDT Corporation approved and adopted, subject to stockholder approval, the 2005 Stock Option and Incentive Plan (the “Stock Option and Incentive Plan”) of IDT Corporation to provide incentives to executives, employees, directors and consultants of IDT Corporation and its subsidiaries. Incentives available under the Stock Option and Incentive Plan may include stock options, stock appreciation rights, limited rights, deferred stock units, and restricted stock. As part of this plan, stock options and restricted stock were granted to employees of the businesses included in these consolidated financial statements.

Compensation cost is generally recognized using the accelerated method over the vesting period. The compensation cost that has been charged against income for the Company’s share-based compensation plans was $0.1 million for fiscal 2008 and fiscal 2007. No income tax benefits were recognized in the consolidated statements of operations for share-based compensation arrangements during fiscal 2008 or fiscal 2007. The Company does not currently recognize the tax benefits resulting from tax deductions in excess of the compensation cost recognized from its share-based compensation because the Company does not currently expect to realize the tax benefit due to the uncertainty of future taxable income.

Stock Options
Option awards are generally granted with an exercise price equal to the market price of IDT Corporation’s stock at the date of grant. Option awards generally vest on a graded basis over three years of service and have ten-year contractual terms. The fair value of stock options are estimated on the date of the grant using a Black-Scholes valuation model that uses the assumptions noted in the following table. Expected volatility is based on historical volatility of IDT’s Class B common stock and other factors. The Company uses historical data on exercise of IDT Corporation stock options, post vesting forfeitures and other factors to estimate the expected term of the share-based payments granted. The risk free rate is based on the U.S. Treasury yield curve in effect at the time of grant. Generally, share-based payments become exercisable over a three-year graded vesting period, and stock options expire ten years from the date of grant.

	2008	2007
ASSUMPTIONS
Average risk-free interest rate	4.26%	4.71%
Expected dividend yield	—	4.4%
Expected volatility	25%	26%
Expected term	5.2 years	5.2 years

Restricted Stock
The fair value of nonvested shares of IDT Corporation’s Class B common stock is determined based on the closing price of IDT Corporation’s Class B common stock on the grant date. Share awards generally vest on a graded basis over three years of service and have ten-year contractual terms.

As part of the expected spin-off, holders of restricted stock of IDT will receive, in respect of those restricted shares, one share of the Company’s Class A common stock for every three restricted shares of IDT that they own as of the record date of the spin-off. Those particular shares of the Company’s stock will be restricted under the same terms as the IDT restricted shares in respect of which they were issued. The restricted shares of the Company’s stock received in the spin-off are subject to forfeiture on the same terms and restrictions as the corresponding IDT shares.

A summary of the status of the IDT Corporation’s nonvested restricted shares as of July 31, 2008 and changes in fiscal 2008 is presented below:

(in thousands)	Number of Nonvested Shares
Nonvested shares at July 31, 2007	591
Granted	247
Vested	(439)
Forfeited	(5)
Nonvested shares at July 31, 2008	394

Note 9—Accumulated Other Comprehensive Income (Loss)

The accumulated balances of comprehensive income (loss) related to foreign currency translation, as follows:

(in thousands)	Foreign currency translation
Balance at July 31, 2006	$55
Change during the period	43
Balance at July 31, 2007	99
Change during the period	89
BALANCE AT JULY 31, 2008	$188

Note 10—Impairment and Severance Charges

In fiscal 2008, WMET recorded an impairment charge of $3.5 million related to certain of its fixed assets.  Other severance charges related to workforce reductions.  See Note 15 for subsequent event related impairment charges.

Note 11—Commitments and Contingencies

Legal Proceedings

On January 30, 2009, IDW received a letter from a law firm representing George and Ginger Criswell and Green School Network, Inc. demanding $500,000 as a result of alleged infringement of intellectual property of the Criswells related to the Michael Recycle book published by IDW.  In June 2009, the parties agreed to a settlement consisting of the following material terms: (a) upfront remuneration from IDW of $25,000; (b) a co-existence agreement and full release; (c) a book publication contract from IDW for Ms. Criswell’s Recycle Michael: I’ll Do My Part book; (d) IDW’s right of first refusal regarding the publication of a second Recycle Michael title by Ms. Criswell; and (e) a royalty of 1.5% of net sales arising from IDW’s publication of the book entitled Michael Recycle Meets Litterbug Doug.

In addition to the foregoing, the Company is subject to other legal proceedings that have arisen in the ordinary course of business and have not been finally adjudicated. Although there can be no assurance in this regard, in the opinion of the Company’s management, none of the legal proceedings to which the Company is a party, whether discussed above or otherwise, will have a material adverse effect on the Company’s results of operations, cash flows or its financial condition.

Lease Commitments
The future minimum payments for capital and operating leases as of July 31, 2008 are approximately as follows:

(in thousands)	Operating Leases	Capital Leases
Year ending July 31:
2009	$490	$189
2010	264	189
2011	176	185
2012	145	113
2013	40	32
Thereafter	—	—
Total payments	$1,115	708
Less amount representing interest		(77)
Less current portion		(156)
Capital lease obligations—long-term portion		$475

Rental expense under operating leases was approximately $1.6 million and $1.5 million in fiscal 2008 and fiscal 2007, respectively.

Other Commitments and Contingencies
The Company has purchase commitments and other obligations of approximately $0.2 million as of July 31, 2008.

Note 12—Related Party Transactions

In fiscal 2008 and 2007, IDT Corporation, the parent company, charged to Holdings certain transactions and allocated routine expenses based on company specific items.  In addition IDT Corporation controlled the flow of the Company’s treasury transactions.  The Company’s allocated expenses amounted to $1.6 million in fiscal 2008, and 2007. It is expected that the total balance of the “Due to IDT Corporation” will be converted to equity upon consummation of the spin-off.

The Company’s liability to IDT Corporation fluctuates primarily due to operating expenses paid by IDT Corporation on behalf of Holdings and the transfers of funds.  The Company’s liability to IDT Corporation at July 31 is as follows:

	Years ended July 31,
	2008	2007
(in thousands)
Opening Balance	$21,147	$17,470

Expenses paid by IDT Corporation on behalf of the Company	1,649	1,569
Transfer of funds from IDT Corporation, net	128	2,108

Ending Balance	$22,924	$21,147
Average Balance Owed to IDT Corporation:	$22,160	$17,605

CTM distributes brochures for ETR Brochures, Inc., a brochure distribution firm controlled by Howard S. Jonas. ETR Brochures also distributes brochures for CTM. In fiscal 2008, CTM billed ETR Brochures approximately $35,000 for distribution services and ETR Brochures billed CTM approximately $144,000 for distribution services. The net balance owed to ETR Brochures, Inc. by CTM was approximately $8,000 as of July 31, 2008.  In fiscal 2007, CTM billed ETR Brochures approximately $19,000 for distribution services and ETR Brochures billed CTM approximately $127,000 for distribution services.  The net balance owed to ETR Brochures by CTM was approximately $2,500 as of July 31, 2007.   These transactions were approved in accordance with IDT Corporation’s Related Person Transaction policy described in its 2008 Proxy Statement and 2007 Proxy Statement.  We intend for the relationship between CTM and ETR to continue after the spin-off.

For a complete list of IDT Corporation’s fiscal 2008 and fiscal 2007 related person transactions, please see IDT Corporation’s 2008 Proxy Statement, filed with the SEC on November 7, 2008 and 2007 Proxy Statement, filed with the SEC on November 15, 2007.

Note 13—Defined Contribution Plans

IDT Corporation maintains a 401(k) Plan (the “Plan”) available to all employees meeting certain eligibility criteria, which also covered the employees of the Company. The Plan permits participants to contribute up to 20% of their salary, not to exceed the limits established by the Internal Revenue Code. The Plan provided for discretionary matching contributions of 50%, up to the first 6% of compensation, to be invested in IDT Corporation Class B common stock. The discretionary matching contributions vest over five years. The Plan permits the discretionary matching contributions to be granted as of December 31 of each year. All contributions made by participants vest immediately into the participant’s account. In fiscal 2008 and fiscal 2007, the Company’s contributions to the Plan were $0.1 million. The Common stock and Class B common stock of IDT Corporation are not investment options for the Plan’s participants. The Company plans to offer its own 401(K) Plan to its employees after the consummation of the spin-off.

Note 14—Business Segment Information

The Company has the following two reportable business segments: CTM and IDW. CTM consists of our brochure distribution company and other advertising-based new product initiatives focused on small to medium sized businesses. IDW is a comic book and graphic novel publisher that creates and licenses original intellectual property. The results of operations of WMET do not comprise a separate segment and are reported under the heading “Other.” WMET-AM operates a radio station in the Washington, D.C. metropolitan area.

The Company’s reportable segments are distinguished by types of service, customers and methods used to provide their services. The operating results of these business segments are regularly reviewed by the Company’s chief operating decision maker.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates the performance of its business segments based primarily on operating income (loss). There are no other significant asymmetrical allocations to segments. Operating results for the business segments of the Company are as follows:

(in thousands)	CTM	IDW	Other	Total
Year ended July 31, 2008
Revenues	$21,603	$9,856	$1,167	$32,626
Operating income (loss)	(343)	463	(4,569)	(4,450)
Depreciation and amortization	740	661	677	2,078
Impairment and severance charges	203	-	3,480	3,683
Total assets at July 31, 2008	$38,600	$7,124	$4,286	$50,010
Year ended July 31, 2007
Revenues	$20,342	$1,355	$1,327	$23,025
Operating income(loss)	1,962	22	(1,354)	630
Depreciation and amortization	729	1	658	1,388
Severance charges	116			116
Total assets at July 31, 2007	$37,499	$6,258	$8,253	$52,010

Revenues from customers located outside of the United States represented approximately 9.3% and 12.1% of total consolidated revenues in fiscal 2008 and fiscal 2007, respectively. Revenues by country are determined based on the country where the customer is invoiced. Net long-lived assets and net total assets held outside of the United States, primarily in Canada, totaled approximately $0.3 million and $3.0 million, respectively, as of July 31, 2008 and $0.2 million and $2.6 million, respectively, as of July 31, 2007.

Note 15—Subsequent Events

The Company recorded aggregate preliminary goodwill impairment charges of $32.6 million in the nine months ended April 30, 2009. In the second quarter of fiscal 2009, the following events and circumstances indicated that the fair value of certain of the Company’s reporting units may be below their carrying value: (1) a significant adverse change in the business climate, (2) operating losses of reporting units, and (3) significant revisions to internal forecasts. The Company measured the fair value of its reporting units by discounting their estimated future cash flows using an appropriate discount rate. The carrying value including goodwill of CTM, IDW and WMET exceeded their estimated fair value, therefore additional steps were performed for these reporting units to determine whether an impairment of goodwill was required. As a result of this analysis, in the nine months ended April 30, 2009, the Company recorded preliminary goodwill impairment, which is subject to adjustment, of $29.7 million in CTM, $1.8 million in IDW, and $1.1 million in WMET, which reduced the carrying amount of the goodwill in each of these reporting units to zero. The Company recorded the preliminary amounts because it was probable that goodwill was impaired, and the amount of impairment could be reasonably estimated. The Company expects to complete the goodwill impairment analysis in the fourth quarter of fiscal 2009. Calculating the fair value of the reporting units, and allocating the estimated fair value to all of the tangible assets, intangible assets and liabilities, requires significant estimates and assumptions. Should these estimates or assumptions prove to be incorrect, the Company may adjust its preliminary impairment in future periods.

Prior to consummation of the spin-off, IDT will transfer its ownership in all of the entities that are consolidated with Holdings in these financial statements to the Company.

The authorized capital stock of Holdings consists of (a) 35 million shares of Class A common stock, (b) 65 million shares of Class B common stock, (c) 15 million shares of Class C common stock, and (d) 10 million shares of Preferred Stock.

Following effectiveness of the registration statement of which these financial statements form apart, the outstanding capital stock of Holdings (currently consisting of 100 shares of Class A common stock, all of which is held by IDT Corporation) will be split so that the number of shares of each of class of common stock that are outstanding equals the number to be distributed in the spin-off of Class A common stock, Class B common stock and Class B common stock described in the information statement in which these financial statements are included.  Thereafter, the spin-off, consisting of a distribution of (i) one share of Class A common stock of Holdings for every three shares of common stock of IDT Corporation held as of the record date for the spin-off, (ii) one share of Class B common stock of Holdings for every three shares of Class B common stock of IDT Corporation held as of the record date for the spin-off, and (iii) one share of Class C common stock of Holdings for every three shares of Class A common stock of IDT Corporation held as of the record date for the spin-off, will be completed to the holders of all classes of IDT common stock as of the record date for the spin-off.

The entities to become direct or indirect subsidiaries of the Company are: CTM Media Group, Inc.; Beltway Acquisition Corporation; IDT Local Media, Inc. (which is an indirect subsidiary of IDT Corporation that conducted certain operations related to CTM Media Group, which business lines are no longer active) and IDT Internet Mobile Group, Inc. (“IIMG”).  IIMG owns approximately 53% of the equity interests in Idea and Design Works, LLC.

All inter-company indebtedness owed by any of the entities to be included in the spin-off to IDT Corporation or its affiliates will be capitalized prior to consummation of the spin-off.

On September 3, 2009, when IDT Corporation was still the sole stockholder of the Company, the Company’s Compensation Committee, at a meeting prior to the consummation of the spin-off, ratified the Company’s 2009 Stock Option and Incentive Plan (the “Stock Option and Incentive Plan”), which was previously adopted by the Company’s Board of Directors and approved by IDT Corporation as its sole stockholder, to provide incentives to executive officers, employees, directors and consultants of the Company and/or its subsidiaries. The maximum number of shares of the Company’s Class B common stock reserved for the grant of awards under the Stock Option and Incentive Plan shall be 383,020, subject to adjustment. Incentives available under the Stock Option and Incentive Plan may include stock options, stock appreciation rights, limited stock appreciation rights, restricted stock, and deferred stock units.

Note 16—Selected Quarterly Financial Data (Unaudited)

The table below presents selected quarterly financial data of the Company for its fiscal quarters for fiscal 2008 and fiscal 2007:

Quarter Ended (in thousands)	Revenues	Direct cost of revenues	(Loss) income from operations	Net (loss) income
2008:
October 31	$7,782	$2,919	$442	$134
January 31	7,031	2,979	(1,622)	(1,382)
April 30	7,463	3,094	(455)	(427)
July 31(a)	10,350	3,574	(2,815)	(3,652)
TOTAL	$32,626	$12,566	$(4,450)	$(5,327)
2007:
October 31	$5,768	$1,503	$1,153	$747
January 31	4,926	1,408	(87)	(144)
April 30	4,617	1,784	(685)	(797)
July 31	7,714	2,589	249	(87)
TOTAL	$23,025	$7,284	$630	$(281)

(a) Included in loss from operations impairment charges of $3.5 million and contribution of IDW operations.

CTM MEDIA HOLDINGS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

	April 30, 2009	July 31, 2008
	(Unaudited)	(Note 1)
	(in thousands)
Assets
Current assets:
Cash and cash equivalents	$4,009	$5,590
Short-term investment	1,019	—
Trade accounts receivable, net of allowance for doubtful accounts of $516 at April 30, 2009 and $137 at July 31, 2008	3,500	4,563
Inventory	1,306	806
Prepaid expenses	1,017	805
Total current assets	10,851	11,764
Property, plant and equipment, net	4,133	4,594
Goodwill	—	32,643
Licenses and other intangibles, net	636	825
Other assets	158	184
Total assets	$15,778	$50,010
Liabilities and stockholder’s (deficit) equity
Current liabilities:
Trade accounts payable	$1,032	$1,374
Accrued expenses	1,998	1,530
Deferred revenue	1,541	2,118
Due to IDT Corporation	24,047	22,924
Capital lease obligations—current portion	177	156
Other current liabilities	429	646
Total current liabilities	29,224	28,748
Capital lease obligations—long-term portion	408	476
Total liabilities	29,632	29,224
Minority interests	—	1,077
Commitments and contingencies
Stockholder’s (deficit) equity:
Preferred stock, $.01 par value; authorized shares—10,000; no shares issued	—	—
Class A common stock, $.01 par value; authorized shares—35,000; no shares issued	—	—
Class B common stock, $.01 par value; authorized shares—65,000; no shares issued	—	—
Class C common stock, $.01 par value; authorized shares—15,000; no shares issued	—	—
Additional paid-in capital	33,140	33,144
Accumulated other comprehensive income	89	188
Accumulated deficit	(47,083)	(13,623)
Total stockholder’s (deficit) equity	(13,854)	19,709
Total liabilities and stockholder’s (deficit) equity	$15,778	$50,010

See accompanying notes to condensed consolidated financial statements.

CTM MEDIA HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Nine Months Ended April 30,
	2009	2008
	(in thousands)
Revenues	$23,392	$22,276
Costs and expenses:
Direct cost of revenues (exclusive of depreciation and amortization)	10,553	8,991
Selling, general and administrative	11,796	13,329
Depreciation and amortization	1,148	1,066
Bad debt	708	326
Impairment and severance charges	33,335	199
Total costs and expenses	57,540	23,911

Loss from operations	(34,148)	(1,635)
Interest (expense) income, net	(38)	58

Other income (expense), net	7	(101)

Loss from continuing operations before minority interests and income taxes	(34,179)	(1,678)
Minority interests	737	(250)
(Provision for) benefit from income taxes	(19)	253

Net loss	$(33,461)	$(1,675)

See accompanying notes to condensed consolidated financial statements.

CTM MEDIA HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Nine Months Ended April 30,
	2009	2008
	(in thousands)
Net cash (used in) provided by operating activities	$(764)	$(356)
Investing activities
Capital expenditures	(454)	(642)
Purchase of businesses by CTM	—	(158)
Purchase of short term investments	(1,019)	—

Net cash used in investing activities	(1,473)	(800)
Financing activities
Funding provided by IDT Corporation	1,123	1,919
Distributions to minority shareholders of subsidiaries	(340)	(520)
Repayments of capital lease obligations	(127)	(67)

Net cash provided by financing activities	656	1,332

Net (decrease) increase in cash and cash equivalents	(1,581)	176
Cash and cash equivalents, beginning of period	5,590	5,697

Cash and cash equivalents, end of period	$4,009	$5,873

Supplemental schedule of non-cash investing activities
Purchases of property and equipment through capital lease obligations	$95	$234

The effect of exchange rate changes on cash and cash equivalents is not material.

See accompanying notes to condensed consolidated financial statements.

CTM MEDIA HOLDINGS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 1—Basis of Presentation

The accompanying unaudited condensed consolidated financial statements of CTM Media Holdings, Inc. and its subsidiaries (the “Company” or “Holdings”) have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. Holdings was incorporated in May 2009. The accompanying unaudited condensed consolidated financial statements include the assets, liabilities and results of operations of the entities included in Holdings to be spun-off, are reflected as if Holdings existed and owned these entities in all periods presented.  In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine months ended April 30, 2009 are not necessarily indicative of the results that may be expected for the fiscal year ending July 31, 2009. The balance sheet at July 31, 2008 has been derived from the Company’s audited consolidated financial statements at that date but does not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. For further information, please refer to the consolidated financial statements and footnotes thereto included in this registration statement.

Note 2—Fair Value Measurements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement on Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements, which is effective for fiscal years beginning after November 15, 2007 and for interim periods within those years. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, establishes a hierarchy that categorizes and prioritizes the sources to be used to estimate fair value, and expands the related disclosure requirements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements. SFAS 157 indicates, among other things, that a fair value measurement assumes that the transaction to sell an asset or transfer a liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. SFAS 157 defines fair value based upon an exit price model.

In February 2008, the FASB issued FASB Staff Position (“FSP”) 157-2, Effective Date of FASB Statement No. 157, which delays the effective date of the application of SFAS 157 for all nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis to fiscal years beginning after November 15, 2008. Nonrecurring nonfinancial assets and nonfinancial liabilities include those measured at fair value in goodwill impairment testing, indefinite lived intangible assets measured at fair value for impairment testing, those initially measured at fair value in a business combination, and nonfinancial liabilities initially measured at fair value for exit or disposal activities. The Company is required to adopt SFAS 157 for nonrecurring nonfinancial assets and nonfinancial liabilities on August 1, 2009. The Company does not expect the adoption of SFAS 157 for nonrecurring nonfinancial assets and nonfinancial liabilities to have a material impact on its financial position, results of operations or cash flows.

The Company adopted SFAS 157 except as permitted under FSP 157-2 as of August 1, 2008, which did not have a material impact on its financial statements. On October 10, 2008, the FASB issued FSP 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active, which clarifies application of SFAS 157 in a market that is not active. FSP 157-3 was effective upon issuance, including prior periods for which financial statements have not been issued. The Company adopted FSP 157-3 in October 2008.

SFAS 157 establishes a valuation hierarchy for disclosure of the inputs to valuation used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument. Level 3 inputs are unobservable inputs based on the Company’s assumptions used to measure assets and liabilities at fair value. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of the assets and liabilities being measured and their placement within the fair value hierarchy.

As of April 30, 2009, the Company had no balances of assets and liabilities measured at fair value on a recurring basis.

Effective August 1, 2008, the Company adopted SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of SFAS 115. SFAS 159 permits companies to choose to measure selected financial assets and liabilities at fair value. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in SFAS 157 and SFAS 107, Disclosures about Fair Value of Financial Instruments. The Company chose not to elect the fair value option for the valuation of any of its eligible assets or liabilities, therefore the adoption of SFAS 159 had no impact on the Company’s financial position, results of operations or cash flows.

Note 3—Comprehensive Loss

The Company’s comprehensive loss consists of the following:

	Nine Months Ended April 30,
	2009	2008
	(in thousands)
Net loss	$(33,461)	$(1,675)
Foreign currency translation adjustments	(99)	96

Comprehensive loss	$(33,560)	$(1,579)

Note 4— Impairment and Severance Charges

The Company recorded aggregate preliminary goodwill impairment charges of $32.6 million in the nine months ended April 30, 2009. In the second quarter of fiscal 2009, the following events and circumstances indicated that the fair value of certain of the Company’s reporting units may be below their carrying value: (1) a significant adverse change in the business climate, (2) operating losses of reporting units, and (3) significant revisions to internal forecasts. The Company measured the fair value of its reporting units by discounting their estimated future cash flows using an appropriate discount rate. The carrying value including goodwill of CTM, IDW and WMET exceeded their estimated fair values, therefore additional steps were performed for these reporting units to determine whether an impairment of goodwill was required. As a result of this analysis, in the nine months ended April 30, 2009, the Company recorded preliminary goodwill impairment, which is subject to adjustment, of $29.7 million in CTM, $1.8 million in IDW, and $1.1 million in WMET, which reduced the carrying amount of the goodwill in each of these reporting units to zero. The Company recorded the preliminary amounts because it was probable that goodwill was impaired, and the amount of impairment could be reasonably estimated. The Company expects to complete the goodwill impairment analysis in the fourth quarter of fiscal 2009. Calculating the fair value of the reporting units, and allocating the estimated fair value to all of the tangible assets, intangible assets and liabilities, requires significant estimates and assumptions. Should these estimates or assumptions prove to be incorrect, the Company may adjust its preliminary impairment in future periods.

The Company’s severance charges in the nine months ended April 30, 2009 consist of workforce reductions in Holdings.

Note 5—Business Segment Information

The Company has the following two reportable business segments: CTM and IDW. CTM consists of our brochure distribution company and other advertising-based new product initiatives focused on small to medium sized businesses. IDW is a comic book and graphic novel publisher that creates and licenses original intellectual property. The results of operations of WMET do not comprise a separate segment and are reported under the heading “Other.” WMET-AM operates a radio station in the Washington, D.C. metropolitan area.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates the performance of its business segments based primarily on operating income (loss). There are no other significant asymmetrical allocations to segments. Operating results for the business segments of the Company are as follows: The Company’s reportable segments are distinguished by types of service, customers and methods used to provide their services. The operating results of these business segments are regularly reviewed by the Company’s chief operating decision maker.

Operating results for the business segments of the Company are as follows:

(in thousands)	CTM	IDW	Other	Total
Nine Months Ended April 30, 2009
Revenues	$14,214	$8,254	$924	$23,392
Operating loss	(31,097)	(1,308)	(1,743)	(34,148)
Impairment and severance charges	30,300	1,825	1,210	33,335
Total assets at April 30, 2009	7,187	5,705	2,887	15,778
Nine Months Ended April 30, 2008
Revenues	$14,778	$6,626	$872	$22,276
Operating (loss) income	(1,046)	227	(816)	(1,635)
Impairment and severance charges	199	—	—	199
Total assets at April 30, 2008	38,649	7,314	6,924	52,887

Note 6—Legal Proceedings

On January 30, 2009, IDW received a letter from a law firm representing George and Ginger Criswell and Green School Network, Inc. demanding $500,000 as a result of alleged infringement of intellectual property of the Criswells related to the Michael Recycle book published by IDW.  In June 2009, the parties agreed to a settlement consisting of the following material terms: (a) upfront remuneration from IDW of $25,000; (b) a co-existence agreement and full release; (c) a book publication contract from IDW for Ms. Criswell’s Recycle Michael: I’ll Do My Part book; (d) IDW’s right of first refusal regarding the publication of a second Recycle Michael title by Ms. Criswell; and (e) a royalty of 1.5% of net sales arising from IDW’s publication of the book entitled Michael Recycle Meets Litterbug Doug.

In addition to the foregoing, the Company is subject to other legal proceedings that have arisen in the ordinary course of business and have not been finally adjudicated. Although there can be no assurance in this regard, in the opinion of the Company’s management, none of the legal proceedings to which the Company is a party, whether discussed above or otherwise, will have a material adverse effect on the Company’s results of operations, cash flows or its financial condition.

Note 7—Recently Issued Accounting Standards Not Yet Adopted

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), Business Combinations. SFAS 141(R) establishes principles and requirements for how the acquirer: (a) recognizes and measures the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, (b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and (c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141(R) requires the acquiring entity in a business combination to recognize the full fair value of the assets acquired and liabilities assumed in the transaction at the acquisition date; in-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; the immediate expense recognition of transaction costs; changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense; and restructuring plans will be accounted for separately from the business combination, among other things. In April 2009, the FASB issued FSP 141(R)-1, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies, which amends and clarifies SFAS 141(R) with regards to the initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. The Company is required to apply SFAS 141(R) and FSP 141(R)-1 to business combinations with an acquisition date on or after August 1, 2009. SFAS 141(R) fundamentally changes many aspects of existing accounting requirements for business combinations. As such, if the Company enters into any business combinations after the adoption of SFAS 141(R), a transaction may significantly impact the Company’s financial position and results of operations, but not cash flows, when compared to acquisitions accounted for under current US GAAP.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51. SFAS 160 clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. Also, SFAS 160 requires consolidated net income (loss) to include the amounts attributable to both the parent and the noncontrolling interest, and it requires disclosure of the amounts of net income (loss) attributable to the parent and to the noncontrolling interest. Finally, SFAS 160 requires increases and decreases in the noncontrolling ownership interest amount to be accounted for as equity transactions, and the gain or loss on the deconsolidation of a subsidiary will be measured using the fair value of any noncontrolling equity investment rather than the carrying amount of the retained investment. The Company is required to adopt SFAS 160 on August 1, 2009. Upon the adoption of SFAS 160, the Company will change the classification and presentation of noncontrolling interest in its financial statements, which is currently referred to as minority interests. The Company is still evaluating the impact that SFAS 160 will have on its consolidated financial statements, but the Company does not expect SFAS 160 to have a material impact on its financial position, results of operations or cash flows.

In April 2008, the FASB issued FSP No. FAS 142-3, Determination of the Useful Life of Intangible Assets. This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, Goodwill and Other Intangible Assets. The Company is required to adopt FSP 142-3 on August 1, 2009. The guidance in FSP 142-3 for determining the useful life of a recognized intangible asset shall be applied prospectively to intangible assets acquired after adoption, and the disclosure requirements shall be applied prospectively to all intangible assets recognized as of, and subsequent to, adoption. The Company is currently evaluating the impact of FSP 142-3 on its consolidated financial statements.

In April 2009, the FASB issued FSP No. FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments. This FSP amends the guidance in US GAAP for assessing whether an impairment of a debt security is other than temporary, and revises the presentation and disclosure in the financial statements of other than temporary impairments of debt and equity securities. The Company is required to adopt FSP 115-2 on May 1, 2009. In addition, in April 2009, the SEC amended Topic 5.M. in the Staff Accounting Bulletin Series entitled Other Than Temporary Impairment of Certain Investments in Debt and Equity Securities to exclude debt securities from its scope. Topic 5.M. as amended maintains the staff’s previous views related to equity securities. The Company is currently evaluating the impact of FSP 115-2 on its consolidated financial statements. The Company does not expect the amendment to Topic 5.M. to have a material impact on its financial position, results of operations or cash flows.

In April 2009, the FASB issued FSP No. FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments, which amends SFAS 107, Disclosures about Fair Value of Financial Instruments, to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. This FSP also amends APB Opinion No. 28, Interim Financial Reporting, to require those disclosures in summarized financial information at interim reporting periods. The FSP also requires entities to disclose the methods and significant assumptions used to estimate fair value of financial instruments in interim financial statements, and to highlight any changes in the methods and assumptions from prior periods. FSP 107-1 became effective for the Company’s financial statements beginning on May 1, 2009. The Company will include the disclosures required by FSP 107-1 in its consolidated financial statements for its first quarter ending October 31, 2009.

In May 2009, the FASB issued SFAS No. 165, Subsequent Events, to establish principles and requirements for subsequent events, in particular: (a) the period after the balance sheet date during which management of a reporting entity shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (b) the circumstances under which an entity shall recognize events or transactions occurring after the balance sheet date in its financial statements, and (c) the disclosures that an entity shall make about events or transactions that occurred after the balance sheet date. SFAS 165 is effective prospectively for interim or annual financial periods ending after June 15, 2009. SFAS 165 should not result in significant changes in the subsequent events that the Company reports in its financial statements, because it does not change the previous recognition and disclosure guidance in the accounting literature and it does not change the date through which the Company was expected to evaluate subsequent events. This statement requires management to disclose the date through which subsequent events have been evaluated, which the Company will begin to disclose in its financial statements for the year ending July 31, 2009.

In June of 2009, the FASB approved its Accounting Standards Codification, or Codification, as the single source of authoritative United States accounting and reporting standards applicable for all non-governmental entities, with the exception of the SEC and its staff. The Codification, which changes the referencing of financial standards, is effective for interim or annual financial periods ending after September 15, 2009. Therefore, in the first quarter of fiscal 2010, all references made to US GAAP will use the new Codification numbering system prescribed by the FASB. As the Codification is not intended to change or alter existing US GAAP, it is not expected to have any impact on the Company’s consolidated financial position or results of operations.